
07025335

July 12, 2007

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549

Re: SEC File No. 082-35028
Kenedix Realty Investment Corporation (the "Company")
Rule 12g3-2(b) Exemption: Documents

Dear Sir/Madam:

1. This information is being furnished pursuant to Rule 12g3-2(b). Enclosed herewith and listed in Annex A and Annex B, respectively, are English language documents and brief descriptions since our last correspondence to you under 12g3-2(b) required to be furnished pursuant to Rule 12g3-2(b)(1)(iii).

2. The information enclosed herewith is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3. Should you have any questions in connection with this submission, please do not hesitate to contact Izumi Akai or Kenji Taneda of Sullivan & Cromwell LLP, Otemachi First Square East, 16F, 5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004 (telephone: 81-3-3213-6140; facsimile: 81-3-3213-6470).

Very truly yours,

Kenedix Realty Investment Corporation

By
Name: Taisuke Miyajima
Title: Executive Director

(Enclosures)

cc: Izumi Akai, Esq.
Kenji Taneda, Esq.
(Sullivan & Cromwell LLP)

TOKYO:34620.5

Annex A

English Language Documents Distributed to the Company's Security Holders

1. Notice Concerning the Third General Meeting of Unitholders dated January 9, 2007.
2. Notice Concerning the Resolution of the Third General Meeting of Unitholders dated January 25, 2007.

Press Releases and Other Information Made Public by the Company

1. Notice Concerning the Acquisition of Property (KDX Okachimachi Building), dated January 31, 2007.
2. Notice Concerning the News Report on Falsification of Structural Calculations by Toyama Prefecture Architectural Design Office, dated February 6, 2007.
3. Notice Concerning Board of Directors Resolution Related to the Offering of Investment Corporation Bonds and Submission of Issuance Registration, dated February 7, 2007.
4. Notice Concerning the Change of Property Name and Facility Renewal of the Investment Asset (Jinnan-zaka Frame), dated February 16, 2007.
5. Notice Concerning Debt Financing Interest Rate Determination, dated February 26, 2007.
6. Notice Concerning the Acquisition of Property (KDX Hon-Atsugi Building, KDX Hachioji Building, KDX Niigata Building), dated February 27, 2007.
7. Notice Concerning the Acquisition of Property (KDX Shiba-Daimon Building), dated February 27, 2007.
8. Notice Concerning Debt Financing, dated February 27, 2007.
9. Notice Concerning the Change for Asset Management Company Director, dated February 27, 2007.
10. Notice Concerning Debt Financing Interest Rate Determination, dated February 28, 2007.
11. Notice Concerning Property Acquisition Settlements, dated March 1, 2007.
12. Notice Concerning Debt Financing Interest Rate Determination, dated March 5, 2007.
13. Notice Concerning the Issue of the Investment Corporation Bonds, dated March 6, 2007.

14. Notice Concerning Prepayment of Debt Financing, dated March 13, 2007.

15. Notice Concerning the Acquisition of Property (KDX Nishi-Shinjuku Building), dated March 16, 2007.

16. Notice Concerning Commitment Line Agreement, dated March 23, 2007.

17. (Revised) Notice Concerning the Acquisition of Property (KDX Hon-Atsugi Building, KDX Hachioji Building, KDX Niigata Building), dated March 23, 2007.

18. Notice Concerning Debt Financing and Interest-Rate Swap Agreement, dated March 29, 2007.

19. Notice Concerning the Acquisition of Property (KDX Ochanomizu Building), dated March 29, 2007.

20. Notice Concerning the Change of the Company Regulations (Management Guidelines) of the Asset Management Company, dated March 29, 2007.

21. Notice Concerning the Change of Property Name, dated March 29, 2007.

22. Notice Concerning Property Acquisition Settlements, dated April 2, 2007.

23. Notice Concerning the Change in the Related-Party Transaction Rules of the Company Regulations of the Asset Management Company, dated April 9, 2007.

24. Notice Concerning Revisions to the Memorandum of Understanding with Kenedix, Inc. and Kenedix Advisors Co., Ltd., dated April 9, 2007.

25. Notice Concerning the Sales of Properties (Court Shinbashi and Court Suitengu), dated April 13, 2007.

26. Notice Concerning Debt Financing, dated April 13, 2007.

27. Notice Concerning the Acquisition of Property (KDX Toranomon Building), dated April 13, 2007.

28. Notice Concerning Properties Sales Settlements (Court Shinbashi and Court Suitengu), dated April 20, 2007.

29. Notice Concerning Debt Financing Interest Rate Determination, dated April 25, 2007.

30. Notice Concerning Issue of Additional New Investment Units and Secondary Offering, dated April 26, 2007.

31. Notice Concerning the Acquisition of Properties (Toranomon Toyo Building, KDX Shinjuku 286 Building, KDX Kyoto Karasuma Building, KDX Hakata Building, KDX Sendai Building), dated April 26, 2007.

32. Notice Concerning Application for Shelf Registration of New Investment Unit Certificate Issuances, dated April 26, 2007.

33. Notice Concerning Revisions to Operating Forecast for the Fiscal Period Ending April 30, 2007 and Announcement of Operating Forecasts for the Fiscal Period Ending October 31, 2007, dated April 26, 2007.

34. Notice Concerning Pricing for the Issue of Additional New Investment Units and Secondary Offering, dated May 14, 2007.

35. Notice Concerning Prepayment of Debt Financing, dated May 23, 2007.

36. Notice Concerning Personnel Changes in the Asset Management Company, dated May 28, 2007.

37. Notice Concerning the Change of Property Name, dated May 29, 2007.

38. Notice Concerning Debt Financing Interest Rate Determination, dated May 29, 2007.

39. Notice Concerning Properties Acquisition Settlements (Toranomon Toyo Building, KDX Shinjuku 286 Building, KDX Kyoto Karasuma Building, KDX Hakata Building, KDX Sendai Building), dated June 1, 2007.

40. Notice Concerning Debt Financing Interest Rate Determination, dated June 5, 2007.

41. Notice Concerning the Changes for Asset Management Company Directors and Important Employees, dated June 11, 2007.

42. Notice Concerning the Change of the Company Regulations (Management Guidelines) of the Asset Management Company, dated June 11, 2007.

43. Financial Report for the Fiscal Period Ended April 30, 2007 (November 1, 2006 to April 30, 2007), dated June 11, 2007.

44. Notice Concerning Prepayment of Debt Financing, dated June 15, 2007.

45. Notice Concerning the Change of Property Name, dated July 9, 2007.

January 9, 2007

To Our Investors

Taisuke Miyajima
Executive Director
Kenedix Realty Investment Corporation
1-8-2 Marunouchi, Chiyoda-ku, Tokyo

Notice Concerning the Third General Meeting of Unitholders

You are cordially invited to attend the Third General Meeting of Unitholders of Kenedix Realty Investment Corporation. The Meeting will be held as described below.

If you are unable to attend the Meeting, you can exercise your voting rights in writing. Please review the "Reference Documents for the Third General Meeting of Unitholders" mentioned below, vote on the proposals in the enclosed Voting Rights Exercise Form, and return it by no later than 5:00 p.m. January 24, 2007 (Wednesday).

In addition, the Investment Corporation established the provision of "deemed approval" in Article 14 of the current Articles of Incorporation pursuant to Article 93.1, of the Investment Trust and Investment Corporation Law.

Accordingly, if you are unable to attend the Meeting and are unable to vote using the Voting Rights Exercise Form, please be aware that you will be deemed as having attended and approved each agenda.

(Excerpt from the Investment Corporation's Current Articles of Incorporation)

Article 14 (Deemed Approval)

1. Unitholder non-attendance at the General Meeting of Unitholders and non-voting shall be deemed as unitholder has approved the agendas submitted to the General Meeting of Unitholders (when multiple agendas have been submitted, if any are contradictory, both of said agendas shall be omitted).
2. The untiholder votes deemed as having approved a agenda according to the preceding paragraph will be counted with the votes of attending unitholders.

1. Date and Time	10:00 a.m., January 25, 2006 (Thursday,)
2. Place	Koku Kaikan, 5F, 1-18-1, Shimbashi, Minato-ku, Tokyo (Please refer to the map at the end of this notice for directions)

3. Agenda of the Meeting

Resolution Agendas:

Agenda No. 1: Changes to the Articles of Incorporation

Agenda No. 2: Election of One (1) Executive Director

Agenda No. 3: Election of One (1) Non-Statutory Executive Director

Agenda No. 4: Election of Two (2) Supervisory Directors

(Requests)

- For those attending the meeting, please present the enclosed Voting Rights Exercise Form at the reception desk.
- For those voting by proxy, a unitholder can vote by having another individual unitholder who holds voting rights attend the General Meeting of Unitholders and act as proxy. In that case, please submit a Power of Representation Form and a Voting Rights Exercise Form at the reception desk.
- Method of Revising the Reference Materials of the General Meeting of Unitholders
  When it is necessary to revise agendas contained in the Reference Materials of the General Meeting of Unitholders, we will post the revisions on the Investment Corporation's website (http://www.kdx-reit.com).
- At the end of the General Meeting of Unitholders, Kenedix REIT Management, Inc., the Investment Corporation's asset management company, plans to present the Asset Management Status Briefing.

January 25, 2007

To Our Investors

Taisuke Miyajima
Executive Director
Kenedix Realty Investment Corporation
1-8-2 Marunouchi, Chiyoda-ku, Tokyo

Notice Concerning the Resolution of the Third General Meeting of Unitholders

With its sincere appreciation to all unitholders for their continued support and understanding, Kenedix Realty Investment Corporation today announced the details of the Third General Meeting of Unitholders.

Agendas to be resolved:

Agenda No. 1	Changes to the Articles of Incorporation The agenda was approved as drafted.
Agenda No. 2	Election of One (1) Executive Director The agenda was approved as drafted, and Taisuke Miyajima was appointed Executive Director.
Agenda No. 3	Election of One (1) Substitute Executive Director The agenda was approved as drafted, and Teruo Nozaki was appointed Substitute Executive Director.
Agenda No. 4	Election of Two (2) Supervisory Directors The agenda was approved as drafted, and Kimio Kodama and Shiro Toba were appointed Supervisory Directors.

Translation Purpose Only

January 31, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
1-8-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning the Acquisition of Property (KDX Okachimachi Building)

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision today to acquire the KDX Okachimachi Building. Details are provided as follows.

1. Outline of the Acquisition

(1)	Type of Acquisition	:	Real estate (Office Building)
(2)	Property Name	:	KDX Okachimachi Building (Note)
(3)	Acquisition Price	:	¥2,000,000,000 (excluding acquisition costs, property tax, city-planning tax, and consumption tax, etc.)
(4)	Date of Contract	:	January 31, 2007
(5)	Scheduled Date of Acquisition	:	March 1, 2007
(6)	Seller	:	Yugengaisha Kairaku Building (Refer to Item 4. Seller's Profile for details)
(7)	Acquisition Funds	:	Debt financing and cash on hand
(8)	Settlement Method	:	Payment in full on settlement
(9)	Source of Acquisition	:	Original network of the Asset Management Company (Direct Acquisition)

Note: The current name of the KDX Okachimachi Building is the "Kairaku Building." Plans are in place to change the name of the "Kairaku Building" to the "KDX Okachimachi Building" on June 1, 2007.

The aforementioned KDX Okachimachi Building shall hereafter be referred to as "the Property."

2. Reason for Acquisition

The acquisition is made to raise the investment ratio of office buildings in the Tokyo Metropolitan Area, and to further enhance and stabilize the Investment Corporation's overall investment portfolio, in accordance with its Articles of Incorporation and fundamental investment policies.

Prior to its decision, the Investment Corporation undertook due diligence, considering a number of factors including the following.

(1) Area
The Property is located 1 minute on foot from Naka-Okachimachi Station on the Tokyo Metro Hibiya Line, 2 minutes on foot from Ueno Okachimachi Station on the Toei Oedo Line, 2 minutes on foot from Okachimachi Station on the JR Yamanote Line and Keihin Tohoku Line, and 4 minutes on foot from Ueno Hiro-Kouji Station on the Tokyo Metro Ginza Line.
The property is located in Okachimachi, an area that flourished as a jewelry center from the Edo Period and today has more than 2,000 jewelry and precious metal wholesalers. Furthermore, it is a highly prosperous commercial district with many small, medium, and large size shops, especially concentrated on Ameya Yokocho, which is visited by buyers from all over Japan. The property faces Showa Street, an area with strong office demand. Four stations servicing five JR train and subway lines are in close proximity, offering excellent transportation access to major central urban centers, and providing an excellent environment for an office location.

(2) Building
The Property's building exterior is composed of a stainless steel curtain wall and a spacious entrance area, creating a high-profile and standout appearance. The entrance hall floor and the exterior wall incorporate granite and marble. The office space, having no central columns or pillars, is wide open, providing a user-friendly office workspace. In addition, air-conditioning systems are installed on each floor.

(3) Tenants
Nine of the Property's ten floors are currently occupied, with packaging material manufacture company, jewelry goods · precious metal wholesale company, and offices on the first to second floors (approximately 326 square meters, 99 tsubo) are planned to vacate. The Investment Corporation conducts leasing activities with the aim of increasing revenues with this Property by fully exploiting the benefits of the Property's located area.

3. Property Details

Property Name		KDX Okachimachi Building
Type of Specified Asset		Real Estate
Current Owner / Acquisition Date		Yugengaisha Kairaku Building / February 10, 1992 (Note 1)
Previous Owner / Acquisition Date		Machida Goumei-Gaisha / April 4, 1986 (Note 2)
Location (Address)		5-24-16 Ueno, Taito-ku, Tokyo
Usage		Offices
Type of Structure		Steel-frame structure; 10 above-ground floors
Site Area	Land	239.72 m² (Note 3)
	Building	1,882.00 m²
Type of Ownership	Land	Proprietary ownership / a portion subject to leasehold rights (Note 3)
	Building	Proprietary ownership
Completion Date		June 2, 1988
Architect		Kabushikigaisha Nakamura Kenchikujimusho
Construction Company		Inoue Kougyo Kabushikigaisha
Construction Confirmation Authority		Taito-ku, Tokyo
Probable Maximum Loss		3.72% (SOMPO JAPAN RISK MANAGEMENT, INC.)
Acquisition Price		¥2,000,000,000

Appraisal	Appraisal Value	¥2,000,000,000
	Base Date for Appraisal	December 31, 2006
	Appraiser	Daiwa Real Estate Appraisal Corporation
	Details	Please refer to Reference Material 1.
Existence of Secured Interests after Acquisition		None
Masterlease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Number of End Tenants		5 (As of January 31, 2007. The same applies below.)
Total Leasable Floor Area		1,792.54 m²
Total Leased Floor Area		1,607.10 m² (Note 4)
Occupancy Ratio		89.6% (Note 4)
Monthly Rental Income (Excluding Consumption Tax)		¥8,819,540 (Note 5)
Security and Guarantee Deposit		¥112,941,118 (Note 5)
Forecast Net Operating Income		Please refer to Reference Material 2.
Special Considerations	None	
Other	Notes: 1. The company name of the current owner was Kairaku Building Kabushikigaisha when acquired. 2. The oldest property land acquisition date is shown. 3. Areas of land applicable to leasehold are as follows: Area applicable to leasehold: 47.96 m² Owner of land with leasehold: One individual Leasehold term: February 19, 1986 to February 18, 2017 In the event of Property transfer, approval must be obtained from the limited proprietary right of the land holder relating to the leasehold portion. 4. The offices on the first to second floors (approximately 326 square meters, 99 tsubo) are planned to vacate. In addition, a new rental agreement has been concluded for the currently vacant seventh floor (approximately 185 square meters, 56 tsubo), with occupancy expected to begin from February 1, 2007. 5. Monthly rental income and guarantee deposit information is exclusive of advertising amounts.	

4. Seller's Profile

Company Name	Yugengaisha Kairaku Building
Head Office Address	2-9-4 Higashi-Ueno, Taito-ku, Tokyo
Representative	Sumiyo Machida, Representative Officer
Capital	¥100,000,000
Principal Shareholder	Three individuals
Business Activities	Land and building leaseing, management, trading and leasing mediation
Relationship with the Investment Corporation or the Asset Management Company	None

Special Considerations	None

*As of January 31, 2007

5. Acquirer's (Seller) Profile

The seller (the current owner) of this property is not a special related party of the Investment Corporation.

6. Details of Brokerage

The details of the brokerage firm and the brokerage fee are as follows.

Name of brokerage firm	A major real estate broker
Brokerage fee	¥60,060,000 (excluding consumption tax)
Relationship with the Investment Corporation or the Asset Management Company	None

* The brokerage firm is not a special related party of the Investment Corporation.

7. Interested-Party Transactions

Related to the acquisition of the Property, transactions between the Investment Corporation and interested parties, or between the Investment Corporation and interested-parties as defined under the Asset Management Company's internal rules and regulations, shall fall under the two categories of transactions (1) and (2) below.

Kenedix REIT Management, Inc., bound by its rules as they relate to interested-party transactions, worked to ensure strict compliance with statutory and other regulatory requirements. Furthermore, in order to ensure that the transactions were conducted in an open and fair manner and that the Investment Corporation was not disadvantaged, the Asset Management Company submitted all transactions for deliberation and approval by the Compliance Committee and the Asset Management Committee. Subject to approval, each transaction was then submitted to the Board of Directors for ratification.

In accordance with the Investment Trust Law, the Asset Management Company shall provide a report to the Investment Corporation relating to the interested-party transactions.

(1) Appointment of a Property Management Company

The Investment Corporation plans to execute a property management agreement with Kenedix Advisors Co., Ltd. ("KDA") on March 1, 2007. Other parties to the agreement include the Asset Management Company.

KDA qualifies as an interested-party as defined under the Investment Trust Law and the internal rules and regulations of the Asset Management Company. Fees relating to property management remain at the same level as a current property.

Outline of Property Managements Fees:

- Leasing management fees
  Rental income × 2% + Real estate operating income after management overhead expenses and before depreciation × 2%
- Management transfer fees

Property (Trust Beneficiary Interest) Price	Management Transfer Fee (At the Time of Purchase and Sale)
¥1.0 billion and more, and less than ¥3.0 billion	¥2.0 million

(2) Master Lease of the Property

The Investment Corporation plans to execute a master lease agreement with KDA on March 1, 2007. Other parties to the agreement include the Asset Management Company.

【Principal agreement terms and conditions】

- Agreement term: From the date of agreement execution through August 1, 2015
- Type of master lease: Pass-through

8. Outlook

There are no revisions to the forecast for the fiscal period ending April 30, 2007, as a result of the acquisition of the Property.

This notice is the English translation of the Japanese announcement on our Web site released on January 31, 2007. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

Attached Materials

① Outline of Property Appraisal
② Projected Cash Flow
③ Building Condition Investigation Report
④ Property Photographs
⑤ Property Portfolio after Acquisition of the Property

Reference Material 1

Outline of Property Appraisal

			Unit : Yen
Appraisal Value			2,000,000,000
Base Date for Appraisal			December 31, 2006
Appraiser			Daiwa Real Estate Appraisal Corporation
Value Calculated Using the Direct Capitalization Method			2,060,000,000
	Gross Operating Revenue		134,467,642
		Maximum Gross Operating Revenue	140,619,976
		Shortfall Attributed to Vacancies	6,152,334
	Operating Expenses		27,675,504
		Administrative and Maintenance Expense	17,892,324
		Taxes and Dues	6,469,200
		Other Expenses	3,313,980
	Net Operating Income (NOI)		106,792,138
	Capital Expenditure		5,370,000
	Gain on Guarantee Deposit Investment (Note)		1,382,496
	Net Cash Flow (NCF)		102,804,634
	Overall Capitalization Rate (NCF)		5.0%
Value Calculated Using the Discounted Cash Flow Method			1,930,000,000
	Discount Rate		5.0%
	Terminal Capitalization Rate		5.2%
Value Calculated Using the Cost Method			1,060,000,000
	Land		82.0%
	Building		18.0%

Note: Gain on guarantee deposit investment is calculated, based on a property guarantee deposit operating yield of 2%

Reference Material 2

Projected Cash Flow

	Unit : Millions of Yen
A. Projected Operating Revenues	127
B. Projected Operating Expenses (excluding depreciation)	27
C. Projected NOI (A-B)	100

Underlying assumptions:

1. The above projected cash flow is an estimate for one year and is exclusive of extraordinary factors of the year of acquisition.
2. Revenues are based on an occupancy ratio of approximately 96%, based on the current occupancy ratio and future changes of occupancy.
3. Expenses include land rent (tenancy rate), property management fees, taxes and dues, repairs and maintenance expenses, and insurance.

Reference Material 3

Building Condition Investigation Report

	Unit: Yen
Investigation Company	HI International Consultant Co., LTD.
Date of Investigation	November 2006
Repairs, maintenance and renovation expenses required over the next year	3,690,000
Repairs, maintenance and renovation expenses expected to be required within 2-12 years	60,710,000
Unit-in-Place	425,000,000

* The abovementioned investigation company undertakes building assessments for this property such as
- a diagnosis of building deterioration
- formulation of a short- and long-term repair and maintenance plan
- assessment of legal compliance with the Building Standards Law
- analyses of the existence of hazardous substances and the soil environment

and submits a building assessment report to the Investment Corporation.

KENEDIX

Reference Material 4

Property Photographs







Reference Material 5

Property Portfolio after Acquisition of the Property

Type of Use	Area	No.	Property Name	Acquisition Price (Millions of yen)(Note 1)	Ratio (Note 1)	Acquisition Date
Office Buildings	Tokyo Metropolitan Area	A-13	Belles Modes Building	5,950	3.8%	November 1, 2005
		A-1	Nihonbashi 313 Building	5,940	3.8%	August 1, 2005
		A-16	Toshin 24 Building	5,300	3.4%	May 1, 2006
		A-2	Sogo Hirakawacho Building	5,180	3.3%	August 1, 2005
		A-17	Ebisu East 438 Building	4,640	3.0%	May 1, 2006
		A-3	Higashi-Kayabacho Yuraku Building	4,450	2.8%	August 1, 2005
		A-30	KDX Nishi-Gotanda Building (Note2)	4,200	2.7%	December 1, 2006
		A-4	Noir Hatchobori	3,680	2.3%	August 1, 2005
		A-18	KDX Omori Building	3,500	2.2%	May 1, 2006
		A-19	KDX Hamamatsucho Building	3,460	2.2%	May 1, 2006
		A-29	KDX Higashi-Shinjuku Building	2,950	1.9%	September 1, 2006
		A-20	Dai-ichi Kayabacho Building	2,780	1.8%	May 1, 2006
		A-21	NTB・M Building	2,690	1.7%	May 1, 2006
		A-5	K&Y Building (Southern Plaza)	2,533	1.6%	August 1, 2005
		A-22	KDX Shin-Yokohama Building	2,520	1.6%	May 1, 2006
		A-6	Harajuku F.F. Building	2,450	1.5%	August 1, 2005
		A-27	KDX Kajicho Building	2,350	1.5%	June 3, 2006
		A-15	KDX Hamacho Building	2,300	1.4%	March 16, 2006
		A-7	FIK Minami Aoyama	2,270	1.4%	August 1, 2005
		A-14	KDX Funabashi Building	2,252	1.4%	March 1, 2006
		Not Yet Determined	KDX Okachimachi Building (Note 3)	2,000	1.2%	March 1, 2007
		A-8	Kanda Kihara Building	1,950	1.2%	August 1, 2005
		A-23	KDX Yotsuya Building	1,950	1.2%	May 1, 2006
		A-9	NNK Building	1,610	1.0%	August 1, 2005
		A-26	Kiba Ocean Building	1,580	1.0%	June 20, 2006
		A-31	KDX Monzen-Nakacho Building (Note 4)	1,400	0.9%	January 19, 2007
		A-28	KDX Nogizaka Building	1,065	0.6%	July 14, 2006
		A-10	Koishikawa Yoshida Building	704	0.4%	August 1, 2005
	Other Regional Areas	A-12	Portus Center Building	5,570	3.6%	September 21, 2005
		A-24	KDX Minami Semba Dai-1 Building	1,610	1.0%	May 1, 2006
		A-25	KDX Minami Semba Dai-2 Building	1,560	1.0%	May 1, 2006
		A-11	Hakata Ekimae-Dai2 Building	1,430	0.9%	August 1, 2005
Total of 32 Office Buildings				93,824	60.7%	—
Residential Properties	Tokyo Metropolitan Area	B-19	Residence Charmante Tsukishima	5,353	3.4%	May 1, 2006
		B-20	Regalo Ochanomizu I&II	3,600	2.3%	May 1, 2006
		B-1	Storia Sirokane	3,150	2.0%	August 1, 2005

		B-2	Tre di Casa Minami Aoyama	2,460	1.5%	August 1, 2005
		B-21	Regalo Shiba-Kouen	2,260	1.4%	May 1, 2006
		B-3	Court Mejiro	1,250	0.8%	August 1, 2005
		B-4	Apartments Motoazabu	1,210	0.7%	August 1, 2005
		B-5	Apartments Wakamatsu-Kawada	1,180	0.7%	August 1, 2005
		B-22	Chigasaki Socie Ni-bankan	1,160	0.7%	May 1, 2006
		B-6	Court Nihonbashi Hakozaki	1,130	0.7%	August 1, 2005
		B-23	Court Nishi-Shinjuku	1,130	0.7%	May 1, 2006
		B-7	Side Denenchofu	1,110	0.7%	August 1, 2005
		B-34	Gradito Kawaguchi	1,038	0.6%	June 30, 2006
		B-8	S-court Yokohama Kannai II	945	0.6%	August 1, 2005
		B-24	Regalo Komazawa-Kouen	912	0.5%	May 1, 2006
		B-9	Court Motoasakusa	880	0.5%	August 1, 2005
		B-25	Court Shin-Okachimachi	878	0.5%	May 1, 2006
		B-11	Bloom Omotesando	875	0.5%	August 1, 2005
		B-13	Human Heim Okachimachi	830	0.5%	August 1, 2005
		B-26	Primo Regalo Kagurazaka	762	0.4%	May 1, 2006
		B-14	Court Shinbashi	748	0.4%	August 1, 2005
		B-27	Primo Regalo Youga	730	0.4%	May 1, 2006
		B-15	Court Suitengu	659	0.4%	August 1, 2005
		B-28	Court Shimouma	638	0.4%	May 1, 2006
	Other Regional Areas	B-29	Ashiya Royal Homes	2,330	1.5%	May 1, 2006
		B-18	Venus Hibarigaoka	1,800	1.1%	December 8, 2005
		B-30	Regalo Ibaraki I& II	1,600	1.0%	May 1, 2006
		B-31	Collection Higashi-Sakura	1,264	0.8%	May 1, 2006
		B-32	Renaissance 21 Hirao Jousui-machi	900	0.5%	May 1, 2006
		B-33	Montore Nishikouen Bay Court	826	0.5%	May 1, 2006
		B-16	Abreast Hara	444	0.2%	August 1, 2005
		B-17	Abreast Hirabari	407	0.2%	August 1, 2005
	Total of 32 Residential Properties			44,459	28.8%	—
Retail Properties	Tokyo Metropolitan Area	C-1	Jinnan-zaka Frame	9,900	6.4%	August 1, 2005
		C-2	Yoyogi M Building	2,479	1.6%	September 30, 2005
	Other Regional Areas	C-3	ZARA Tenjin Nishi-dori	3,680	2.3%	May 1, 2006
	Total of 3 Retail Properties			16,059	10.4%	—
Total of 67 Properties				154,342	100.0%	Portfolio PML 7.16%

Notes:

1. Figures of less than one million yen are rounded off from acquisition prices, and ratios are rounded off to the first decimal place.
2. The current name of the property is the "FSD Building." Plans are in place to change the name of the property to the "KDX Nishi-Gotanda Building" on April 1, 2007.
3. The current name of the property is the "Kairaku Building." Plans are in place to change the name of the property to the "KDX Okachimachi Building" on June 1, 2007.
4. The current name of the KDX Monzen-Nakacho Building is the "Tokyu Monzen-Nakacho Building." Plans are in place to change the name of the Tokyu Monzen-Nakacho Building to the "KDX Monzen-Nakacho Building" on April 1, 2007.

Translation Purpose Only

February 6, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning the News Report on Falsification of Structural Calculations by Toyama Prefecture Architectural Design Office

On January 25, 2007, the Ministry of Land, Infrastructure and Transport was notified by the City of Kyoto of an investigation that had revealed the falsification of structural calculation statements produced for certain buildings by Tamura Mizuochi Sekkei in Toyama. Accordingly, Kenedix Realty Investment Corporation hereby gives notice that it has confirmed that none of the structural calculation statements for any of the properties it currently owns were prepared by Tamura Mizuochi Sekkei.

This notice is the English translation of the Japanese announcement on our Web site released on February 6, 2007. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

Translation Purpose Only

February 7, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Board of Directors Resolution Related to the Offering of Investment Corporation Bonds and Submission of Issuance Registration

Kenedix Realty Investment Corporation ("the Investment Corporation") announced that a resolution was made at today's Board of Directors meeting (mentioned below on 1) concerning the offering of investment corporation bonds. In addition, the Investment Corporation announced that it submitted an issuance registration for the investment corporation bonds (mentioned below on 2.).

1. Overview of Board of Directors Resolution

(1) Type of Investment Corporation Bond Offering	Domestic unsecured investment corporation bonds (Further, two or more offerings under the following terms)
(2) Total Amount of Ceiling for Gross Amount of Each Investment Corporation Bond Offering	Within ¥100,000,000,000 (However, these bonds can be issued in installments as long as the grand total is within this range)
(3) Amount of Each Investment Corporation Bond Offering	Amount of each investment corporation bond offering must be more than ¥100,000,000.
(4) Effective Period of Resolution	February 15, 2007 to February 14, 2009
(5) Ceiling of Interest Rate on Investment Corporation Bond and Other Matters Concerning the Interest Rate	In case of fixed rate of interest: Yen interest swap rate corresponding to the original maturities +1.5% (annual rate) or less In case of floating rate of interest: 3 month or 6 month LIBOR+1.5% (annual rate) or less
(6) Minimum Total Payable Amount for Investment Corporation Bond Offering and Other Matters Concerning Payments	The amount of investment corporation bond ¥99 or more of each ¥100 of face value
(7) Property Collateral / Guarantees	Investment corporation bonds are unsecured, unguaranteed and not subject to any particular reservation.
(8) Use of Funds	Acquisition funds for specified assets (as defined in Article 2, Paragraph 1 of the Investment Trust Law [Law No. 198 of 1951]), repayment funds for borrowings, repayment funds for investment corporation bonds, refund funds for lease and guarantee deposits, funds to pay for repairs and maintenance, working capital, etc.

(9) Specific issuance terms and other matters related to the investment corporation bonds within the range of condition mentioned above shall be entirely left up to the discretion of the Executive Director.

2. Overview of Issuance Registration

(1) Planned Issue Amount	¥ 100,000,000,000
(2) Issuance Registration Submission Date	February 7, 2007
(3) Planned Issuance Period	February 15, 2007 to February 14, 2009
(4) Use of Funds	Same as above 1. (8)

This notice is the English translation of the Japanese announcement on our Web site released on February 7, 2007. No assurance or warranties are given for the completeness or accuracy of this English translation.

No. 082-35028

Translation Purpose Only

February 16, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning the Change of Property Name and Facility Renewal of the Investment Asset (Jinnan-zaka Frame)

Kenedix Realty Investment Corporation ("the Investment Corporation") announced the facility renewal for "Jinnan-zaka Frame" (hereafter be referred to as "the Property") and the decision to change the name of the Property. Details are provided as follows.

1. Property Name and Details of the Change

Property No.	New Property Name	Current Property Name	Effective Date
C-01	Frame Jinnan-zaka	Jinnan-zaka Frame	April 20, 2007

2. Renewal of the Facility
The Property, which is a central urban-type retail property, is being renewed and will be newly opened on April 20, 2007. This renewal includes changes to the (external) façade of the building while some of the existing tenants are being replaced by new tenants. The Investment Corporation has received letters from certain tenants expressing their desire to cancel their leasing contracts as of December 31, 2006. These tenants collectively leased 480.00 ㎡ of a total leasable floor area of 3,944.84 ㎡ in the Property.

3. Reason for Facility Renewal
The Investment Corporation aims to improve the value of the investment asset as a central urban-type retail property by upgrading the Property's facilities, conducting a campaign to raise the Property's visibility and mixing tenants.

4. Outlook
There are no revisions to the forecasts for the fiscal periods ending April 30, 2007, as a result of the facility renewal of the Property.

This notice is the English translation of the Japanese announcement on our Web site released on February 16, 2007. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

Translation Purpose Only

To All Concerned Parties

February 26, 2007

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Debt Financing Interest Rate Determination

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced the details of interest rates and applicable periods for debt financing outlined in the following table.

Classification (Note 1)	Balance (Billions of Yen)	Interest Rate (Interest Payment Period)	Drawdown Date	Repayment Date	Remarks
Series 13-A (Short-Term)	1.0	0.85636% (Note 2) (February 28, 2007 to March 31, 2007)	December 1, 2006	November 30, 2009	Unsecured/ Unguaranteed
Series 13-A (Short-Term)	0.5	0.90909% (Note 3) (February 28, 2007 to May 31, 2007)	December 1, 2006	November 30, 2009	Unsecured/ Unguaranteed
Series 14 (Short-Term)	1.0	0.90909% (Note 3) (February 28, 2007 to May 31, 2007)	January 19, 2007	January 18, 2009	Unsecured/ Unguaranteed
Series 5-B (Long-Term)	1.3	1.10909% (Note 4 & 6) (February 28, 2007 to May 31, 2007)	March 1, 2006	February 28, 2009	Unsecured/ Unguaranteed
Series 6 (Long-Term)	2.5	1.10909% (Note 4 & 7) (February 28, 2007 to May 31, 2007)	March 16, 2006	March 16, 2009	Unsecured/ Unguaranteed
Series 13-B (Long-Term)	2.5	1.15909% (Note 5 & 8) (February 28, 2007 to May 31, 2007)	December 1, 2006	November 30, 2011	Unsecured/ Unguaranteed

Notes:
1. Short-term debt financing refers to debt financing repayable within one year. Long-term debt financing refers to debt financing repayable after one year.
2. The Investment Corporation has changed the base rate to one-month yen TIBOR+0.25% from three-month yen TIBOR+0.25% on February 28, 2007.
3. Three-month yen TIBOR + 0.25%
4. Three-month yen TIBOR + 0.45%
5. Three-month yen TIBOR + 0.50%
6. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥1.3

billion. As a result, the interest rate applicable through February 28, 2009 is 1.44875%.

7. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥2.5 billion. As a result, the interest rate applicable through March 16, 2009 is 1.47625%.
8. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥2.5 billion. As a result, the interest rate applicable through November 30, 2011 is 1.96375%.

Translation Purpose Only

February 27, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning the Acquisition of Property
(KDX Hon-Atsugi Building・KDX Hachioji Building・KDX Niigata Building)

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision today to acquire the following properties. Details are provided as follows.

1. Outline of the Acquisition

(1)	Type of Acquisition	:	Trust beneficiary interest in real estate
(2)	Property Name	:	①KDX Hon-Atsugi Building (Note 1) ②KDX Hachioji Building (Note 2) ③KDX Niigata Building (Note 3)
(3)	Acquisition Price	:	①¥1,305,000,000 ②¥1,155,000,000 ③¥1,305,000,000 (excluding acquisition costs, property tax, city-planning tax, and consumption tax, etc.)
(4)	Date of Contract	:	March 1, 2007
(5)	Scheduled Date of Acquisition	:	March 1, 2007
(6)	Seller	:	Sumitomo Life Insurance Company (Refer to Item 4. Seller's Profile for details)
(7)	Acquisition Funds	:	Debt financing and cash on hand
(8)	Settlement Method	:	Payment in full on settlement
(9)	Source of Acquisition	:	Original network of the Asset Management Company (Direct Acquisition)

Notes:
1. The current name of the KDX Hon-Atsugi Building is the "Sumisei Atsugi Dai-2 Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the building.
2. The current name of the KDX Hachioji Building is the "Sumisei Hachioji Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the building.
3. The current name of the KDX Niigata Building is the "Sumisei Niigata Higashi Odori Building." Following the

acquisition, the Investment Corporation intends to carry out procedures to change the name of the building.
The aforementioned each building shall hereafter be referred to as "the Property."
The aforementioned acquisition of three properties shall hereafter be referred to as "the three Properties."

2. Reason for Acquisition

The acquisition for the three Porperties are made to raise the investment ratio of office building, and to further enhance and stabilize the Investment Corporation's overall investment portfolio, in accordance with its Articles of Incorporation and fundamental investment policies.

3. Property Details

① KDX Hon-Atsugi Building

Property Name		KDX Hon-Atsugi Building
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mitsubishi UFJ Trust and Banking Corporation
Trust Term		March 1, 2007 to August 1, 2015 (Planned)
Current Owner / Acquisition Date		Sumitomo Life Insurance Company / March 29, 1994 (Note1)
Previous Owner / Acquisition Date		FA Kikaku Kabushikigaisha / June 18, 1992 (Note 1)
Location (Address)		4-9-18 Nakamachi, Atsugi-shi, Kanagawa
Usage		Office, Retail Shops
Type of Structure		Flat-roofed steel-reinforced concrete structure; eight above-ground floors
Site Area	Land	724.62 ㎡
	Building	3,603.63 ㎡
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		May 31, 1995
Architect		Obayashi Corporation
Construction Company		Obayashi Corporation
Construction Confirmation Authority		Atsugi-shi, Kanagawa
Probable Maximum Loss		12.45% (SOMPO JAPAN RISK MANAGEMENT, INC.)
Acquisition Price		¥1,305,000,000
Appraisal	Appraisal Value	¥1,310,000,000
	Base Date for Appraisal	February 1, 2007
	Appraiser	Daiwa Real Estate Appraisal Corporation.
	Details	Please refer to Reference Material 1.
Existence of Secured Interests after Acquisition		None
Master Lease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Number of End Tenants		10 (As of January 31, 2007. The same applies below.)
Total Leasable Floor Space		2,747.27 ㎡
Total Leased Floor Space		2,747.27 ㎡
Occupancy Ratio		100.0%
Monthly Rental Income (Excluding		¥9,674,760 (Note 2)

Consumption Tax)	
Security and Guarantee Deposit	¥90,267,600 (Note 2)
Forecast Net Operating Income	Please refer to Reference Material 2.

Special Considerations	None
Other	Notes: 1. The oldest property land acquisition date is shown. 2. Monthly rental income and guarantee deposit information is exclusive of parking facility and advertising amounts.
Characteristics of the Property	(1) Area The Hon-Atsugi area, where the Property is located, is one of the core commercial districts of central Kanagawa Prefecture. Offering convenient access to the Odakyu Line that links Shinjuku·Yoyogi-Uehara with Odawara·Fujisawa, as well as to Route 246 and the Tomei Expressway (Atsugi Interchange), the area is expected to see relatively stable office-space demand as a major business location in central Kanagawa Prefecure. The Property is located approximately five minutes on foot southwest of Hon-Atsugi Station on the Odakyu Odawara Line, in a highly visible area facing streets on three sides. (2) Building The building offers a number of highly attractive features for tenants, including individual air-conditioning systems, ceiling height of 2.6 m, OA floors, and advanced security systems. The Property's lease space floors can be divided up to multiple tenants, giving the Investment Corporation flexibility to attract a diverse range of tenants. (3) Tenants Currently, one through seven floors are fully occupied, with tenants including a securities company, pharmaceutical products businness, construction engineering business, IT device sales business, and the Property is capable of ensuring a stable future income.

② KDX Hachioji Building

Property Name		KDX Hachioji Building
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mitsubishi UFJ Trust and Banking Corporation
Trust Term		March 1, 2007 to August 1, 2015 (Planned)
Current Owner / Acquisition Date		Sumitomo Life Insurance Company / December 10, 1959 (Note1)
Previous Owner / Acquisition Date		One individual / December 8, 1959 (Note 1)
Location (Address)		12-7 Asahi-machi, Hachioji-shi, Tokyo
Usage		Offices, Parking, Retail Shops
Type of Structure		Flat-roofed steel-reinforced concrete structure; nine above-ground floors
Site Area	Land	460.62 m²
	Building	2,821.21 m²
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		December 20, 1985
Architect		Kabushikigaisha Nikken Sekkei
Construction Company		Konoike Construction Co., Ltd.
Construction Confirmation Authority		Hachioji-shi, Tokyo

Probable Maximum Loss		13.96% (SOMPO JAPAN RISK MANAGEMENT, INC.)
Acquisition Price		¥1,155,000,000
Appraisal	Appraisal Value	¥1,160,000,000
	Base Date for Appraisal	February 1, 2007
	Appraiser	Daiwa Real Estate Appraisal Corporation.
	Details	Please refer to Reference Material 1.
Existence of Secured Interests after Acquisition		None
Master Lease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Number of End Tenants		10 (As of January 31, 2007. The same applies below.) (Note 2)
Total Leasable Floor Space		2,179.88 m²
Total Leased Floor Space		2,101.15 m² (Note 2)
Occupancy Ratio		96.3% (Note 2)
Monthly Rental Income (Excluding Comsumption Tax)		¥7,156,630 (Note 2&3)
Security and Guarantee Deposit		¥44,990,400 (Note 2&3)
Forecast Net Operating Income		Please refer to Reference Material 2.
Special Considerations	(1) The boundary between the Property and roadway (City of Hachioji) fronting the Property has not been determined. The City of Hachioji is currently taking procedures to clarify the aforementioned boundary, with a survey company consigned by the city carrying out operations to clarify the boundary. (2) The first floor of the building is currently being used as a retail stop, which varies from the usage (office space) stipulated in the building permit. Plans are in place by the Investment Corporation to rapidly apply for a change in use of the stipulated area following the acquisition. (3) A certificate of inspection is yet to be received for a portion of the signboards (two side signboards and two advertising boards on the roof) on the building following their completion. Moreover, building certification procedures stipulated by the Building Standards Law have not been followed for certain of these signboards. Plans are in place by the Investment Corporation to rapidly remove, reset or take other appropriate steps related to these signboards following the acquisition. (4) A transformer containing polychlorinated biphenyl (PCB) is installed and currently in use at the Property. Application for its use has been lodged with the Kanto Tohoku Industrial Safety and Inspection Department of the Ministry of Economy, Trade and Industry, and the Governor of Tokyo. The Investment Corporation intends to continue lawful management of the transformer. Prior to the Investment Corporation's acquisition of the Property, the seller completed the removal of all PCB waste stored at the Property, in accordance with the Law Concerning Special Measures Against PCB Waste.	
Other	Notes: 1. The oldest property land acquisition date is shown. 2. The Investment Corporation plans to conclude a leasing contract for a portion of the office space currently used by Sumitomo Life Insurance Company, which is the seller following the acquisition. Figures shown above are calculated based upon the assumption that the subject office space will be leased to Sumitomo Life Insurance Company. 3. Monthly rental income and guarantee deposit information is exclusive of parking facility	

	and advertising amounts.
Characteristics of the Property	(1) Area The area around Hachioji station where the Property is located is prospering as a major business area in the western part of Tokyo. The Property is in a highly visible location, approximately one minute on foot from JR Hachioji Station along the Chuo and Yokohama Lines, and approximately three minutes on foot from the Keio Hachioji Station along the Keio Line. The roadway fronting the Property is the "I-Road," a busy main street connecting the two stations. Accordingly, there is strong demand for retail shops and sales branch for the first floor of the building, and Investment Corporation expects stable demand for space on the upper floors for retail and office uses, including educational facilities, clinics and other uses. (2) Building The Property's lease space floors can be divided up to multiple tenants, giving the Investment Corporation flexibility to attract a diverse range of tenants. The site offers standard facilities and specifications, and the Investment Corporation shall leverage the outstanding location in its leasing activities. (3) Tenants The Property is near fully occupied with tenants such as retail shops, a prep school, a hair salon and a life insurance company that are aptly suited to buildings nearby a train station. In light of its competitive location, the Investment Corporation expects the Property to continue to generate stable operating revenues.

③ KDX Niigata Building

Property Name		KDX Niigata Building
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mitsubishi UFJ Trust and Banking Corporation
Trust Term		March 1, 2007 to August 1, 2015 (Planned)
Current Owner / Acquisition Date		Sumitomo Life Insurance Company / October 26, 1981
Previous Owner / Acquisition Date		Land: One individual / March 7, 1960 Building: Kabushikigaisha Ichibankan / August 26, 1980
Location (Address)		2-5-1 Higashi-Odori, Niigata-shi, Niigata
Usage		Offices, Retail Shops
Type of Structure		Flat-roofed, reinforced concrete structure; two underground and thirteen above-ground floors (Note1)
Site Area	Land	1,110.56 ㎡
	Building	6,810.29 ㎡
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		July 13, 1983 extensioned (Note 2)
Architect		Kabushikigaisha Nikken Sekkei
Construction Company		Taisei Corporation
Construction Confirmation Authority		Niigata-shi, Niigata
Probable Maximum Loss		1.74% (SOMPO JAPAN RISK MANAGEMENT, INC.)
Acquisition Price		¥1,305,000,000
Appraisal	Appraisal	¥1,200,000,000

	Value	
	Base Date for Appraisal	February 1, 2007
	Appraiser	Japan Real Estate Institute
	Details	Please refer to Reference Material 1.
Existence of Secured Interests after Acquisition		None
Master Lease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Number of End Tenants		23 (As of January 31, 2007. The same applies below.) (Note 3)
Total Leasable Floor Space		4,085.08 ㎡
Total Leased Floor Space		3,527.51 ㎡ (Note 3)
Occupancy Ratio		86.3% (Note 3)
Monthly Rental Income (Excluding Comsumption Tax)		¥11,687,530 (Note 3&4)
Security and Guarantee Deposit		¥109,625,400 (Note 3&4)
Forecast Net Operating Income		Please refer to Reference Material 2.
Special Considerations	(1) A portion of the boundary between the Property and adjacent national roadway has not been settled. Plans are in place by the Investment Corporation to rapidly determine the mentioned boundary following the acquisition. (2) Asbestos-containing fireproofing insulation has been used on a portion of the beams in the ceiling of the building. The current owner (the seller) carried out work on August and September of 2006 to contain and enclose the aforementioned areas. Following this work, air-content measurements in the building confirmed the absence of asbestos particles. Following the acquisition, the Investment Corporation will continue to conduct regular air-quality inspections and measurements and to take appropriate measures as necessary. (3) As detailed in Note2 below, the building was designed prior to the enactment of new earthquake-resistance standards. However, in the report made by Kabushikigaisha Nikken Sekkei in April 2006, it judged that "Results of inspections on the building's quake-resistance structure conducted in 1999 demonstrated that the building meets the same quake-resistance standards as stipulated by the current Building Standards Law."	
Other	Notes: 1. The building permit and the certificate of inspection record the building as a steel-reinforced concrete structure, with a portion of the building as a steel-frame structure. 2. The building was designed by Kabushikigaisha Nikken Sekkei in 1973, which applied for a building permit in the same year and began constructing the building frame in 1974. The seller applied for a new building permit in order to undertake major renovations and additions in 1982. The building in its current form was completed in 1983 and obtained a certificate of inspection in the same year. 3. The Investment Corporation plans to conclude a leasing contract for a portion of the office space currently used by Sumitomo Life Insurance Company, which is the seller following the acquisition. Figures shown above are calculated based upon the assumption that the subject office space will be leased to Sumitomo Life Insurance Company. 4. Monthly rental income and guarantee deposit information is exclusive of parking facility and advertising amounts.	
Characteristics of the Property	(1) Area The Property is located approximately five minutes on foot from the Bandai Exit (North Exit) of Niigata Station along the JR Joetsu Shinkansen and Shinetsu Lines. It is in a highly	

	visible location, being on the corner of an intersection along Higashi-odori, a major street leading from Niigata Station to the Bandai-bashi. Niigata is scheduled to become a government-designated city as of April 1, 2007, and is gathering attention as the central city of Japan's Hokuriku area. The Bandai Exit area in front of the station, where the Property is located, is often seen by customers looking for office-space as the first office block in front of the station's main entrance. The Investment Corporation expects strong demand owing to the Property's prime location in close proximity to the station and on the corner of a major intersection. (2) Building The Property is comprised of approximately 340 m²–380 m² of lease space per floor, and is designed to meet the needs of both large and small tenants. To better meet the needs of tenants, previous owner has undertaken renovations to convert a portion of the floor into an OA floor and has installed automated security system. The Property also has 36 automated parking spots, an important factor in serving many customers who get around by car in the Niigata area. In addition, the Property has a number of facilities and specifications standard to the Niigata office market. (3) Tenants Among the tenants of the Property are branches and sales offices of several major corporations, including those in the construction, real estate, pharmaceuticals, life insurance and personnel service industries. Currently, two tenants renting a total area of approximately 129 m² (39 tsubo) plan to cancel their leasing contracts as of March 31, 2007.

4. Seller's Profile

Company Name	SUMITOMO LIFE INSURANCE COMPANY
Head Office Address	1-4-35 Shiromi, Chuo-ku, Osaka, Osaka
Representative	Shinichi Yokoyama, Representative Officer
Business Activities	Life insurance business
Relationship with the Investment Corporation	None
Special Considerations	None

*As of February 1, 2007

5. Acquirer's (Seller) Profile

The seller (the current owner) of the three Properties are not a special related party of the Investment Corporation.

6. Details of Brokerage

The details of the brokerage firm and the brokerage fee for the three Properties are as follows.

Name of brokerage firm	A major real estate broker
Brokerage fee	¥113,010,000 (Total of the three Properties, excluding consumption tax)
Relationship with the Investment Corporation or the Asset Management Company	None

* The brokerage firm is not a special related party of the Investment Corporation

7. Interested-Party Transactions

Related to the acquisition of the three Properties, transactions between the Investment Corporation and interested parties, or between the Investment Corporation and interested parties as defined under the Asset Management Company's internal rules and regulations, shall fall under the three categories of transactions (1) through (3) below.

Kenedix REIT Management, Inc. ("the Asset Management Company"), bound by its rules as they relate to interested-party transactions, worked to ensure strict compliance with statutory and other regulatory requirements. Furthermore, in order to ensure that the transactions were conducted in an open and fair manner and that the Investment Corporation was not disadvantaged, the Asset Management Company submitted all transactions for deliberation and approval by the Compliance Committee and the Asset Management Committee. Subject to approval, each transaction was then submitted to the Board of Directors for ratification.

In accordance with the Investment Trust Law, the Asset Management Company shall provide a report to the Investment Corporation relating to the interested-party transactions.

(1) Appointment of a Property Management Company
The Investment Corporation plans to execute a property management agreement with Kenedix Advisors Co., Ltd. ("KDA") on March 1, 2007. Other parties to the agreement include the property trust trustee and the Asset Management Company.

KDA qualifies as an interested-party as defined under the Investment Trust Law and the internal rules and regulations of the Asset Management Company. Fees relating to property management remain at the same level as a current property.

Outline of Property Managements Fees:

- Leasing management fees
  Rental income × 2% + Real estate operating income after management overhead expenses and before depreciation × 2%
- Management transfer fees

Property (Trust Beneficiary Interest) Price	Management Transfer Fee (At the Time of Purchase and Sale)
¥1.0 billion and more, and less than ¥3.0 billion	¥2.0 million

(2) Master Lease of the Property
The Investment Corporation plans to execute a master lease agreement with KDA on March 1, 2007. Other parties to the agreement include the property trust trustee and the Asset Management Company.

【Principal agreement terms and conditions】

- Agreement term: From the date of agreement execution through August 1, 2015
- Type of master lease: Pass-through

(3) Concurrent Liability Assumption Memorandum
The Investment Corporation plans to execute a concurrent liability assumption memorandum with KDA on March 1, 2007. Under the memorandum, the Investment Corporation agrees to assume a concurrent commitment together with KDA to refund security and guarantee deposits which KDA as Master lessee had received from subtenants in connection with the master lease agreement. As compensation for this liability assumption, KDA shall provide to the

Investment Corporation an amount equivalent to the total of security and guarantee deposits received.

8. Outlook

There are no revisions to the forecast for the fiscal period ending April 30, 2007, as a result of the acquisition of the three Properties.

Attached Materials

1. Outline of Property Appraisal
2. Projected Cash Flow
3. Building Condition Investigation Report
4. Property Photographs
5. Property Portfolio after Acquisition of the 3 Properties

Reference Material 1

Outline of Property Appraisal

Unit : Yen

Property Name			①KDX Hon-Atsugi Building	②KDX Hachioji Building	③KDX Niigata Building
Appraisal Value			1,310,000,000	1,160,000,000	1,200,000,000
Base Date for Appraisal			February 1, 2007	February 1, 2007	February 1, 2007
Appraiser			Daiwa Real Estate Appraisal Corporation.	Daiwa Real Estate Appraisal Corporation.	Japan Real Estate Institute
Value Calculated Using the Direct Capitalization Method			1,330,000,000	1,200,000,000	1,200,000,000
	Gross Operating Revenue		117,864,730	101,657,508	150,477,000
		Maximum Gross Operating Revenue	124,020,768	106,916,640	168,563,000
		Shortfall Attributed to Vacancies	6,156,038	5,259,132	18,086,000
	Operating Expenses		27,804,945	26,380,922	53,598,000
		Administrative and Maintenance Expense	19,672,025	18,156,532	36,184,000
		Taxes and Dues	7,736,800	7,955,900	16,814,000
		Other Expenses	396,120	268,490	600,000
	Net Operating Income (NOI)		90,059,785	75,276,586	96,879,000
	Capital Expenditure		11,799,000	9,155,000	20,800,000
	Guarantee Deposit and Lump-sum Investment (Note)		1,705,294	1,121,729	2,007,000
	Net Cash Flow (NCF)		79,966,079	67,243,315	78,086,000
	Overall Capitalization Rate (NCF)		6.0%	5.6%	6.5%
Value Calculated Using the Discounted Cash Flow Method			1,290,000,000	1,110,000,000	1,190,000,000
	Discount Rate		5.9%	5.5%	6.3%
	Terminal Capitalization Rate		6.2%	5.8%	6.7%
Value Calculated Using the Cost Method			804,000,000	857,000,000	1,090,000,000
	Land		32.3%	68.8%	60.1%
	Building		67.7%	31.2%	39.9%

Note: Guarantee deposit or assumed yield rate on lump-sum investment: 2%

Reference Material 2

Projected Cash Flow

Unit : Millions of Yen

Property Name	①KDX Hon-Atsugi Building	②KDX Hachioji Building	③KDX Niigata Building
A. Projected Operating Revenues	112	90	137
B. Projected Operating Expenses (excluding depreciation)	30	29	59
C. Projected NOI (A-B)	82	60	77

Underlying assumptions:

1. The above projected cash flow is an estimate for one year and is exclusive of extraordinary factors of the year of acquisition.
2. Revenues are based on an occupancy ratio of approximately ①96%, ②97% and ③89% based on the current occupancy ratio and future changes of occupancy.
3. Expenses include property management fees, taxes and dues, repairs and maintenance expenses, and insurance.

Reference Material 3

Building Condition Investigation Report

			Unit: Yen
Investigation Company	HI International Consultant Co., LTD.		
Date of Investigation	February 2007		
Property Name	①KDX Hon-Atsugi Building	②KDX Hachioji Building	③KDX Niigata Building
Repairs, maintenance and renovation expenses required over the next year	22,290,000	15,680,000	35,160,000
Repairs, maintenance and renovation expenses expected to be required within 2-12 years	119,300,000	94,180,000	214,430,000
Unit-in-Place	1,015,000,000	671,200,000	1,733,400,000

* The abovementioned investigation company undertakes building assessments for this property such as
- a diagnosis of building deterioration
- formulation of a short- and long-term repair and maintenance plan
- assessment of legal compliance with the Building Standards Law
- analyses of the existence of hazardous substances and the soil environment

and submits a building assessment report to the Investment Corporation.

Reference Material 4
①KDX Hon-Atsugi Building

Property Photographs







②KDX Hachioji Building







③KDX Niigata Building







Reference Material 5

Property Portfolio after Acquisition of the 3 Properties

*Property Portfolio includes 2 other properties other than the mentioned 3 properties, which were first disclosed in the press releases "Notice Concerning the Acquisition of Property (KDX Shiba-Daimon Building)"disclosed on February 27, 2007 and "Notice Concerning Acquisition of Property (KDX Okachimachi Building)" on January 31, 2007.

Type of Use	Area	No.	Property Name	Acquisition Price (Millions of yen)(Note 1)	Ratio (Note1)	Acquisition Date
Office Buildings	Tokyo Metropolitan Area	A-32	KDX Shiba-Daimon Building (Note2)	6,090	3.7%	March 1, 2007
		A-13	Belles Modes Building	5,950	3.6%	November 1, 2005
		A-1	Nihonbashi 313 Building	5,940	3.6%	August 1, 2005
		A-16	Toshin 24 Building	5,300	3.2%	May 1, 2006
		A-2	Sogo Hirakawacho Building	5,180	3.1%	August 1, 2005
		A-17	Ebisu East 438 Building	4,640	2.8%	May 1, 2006
		A-3	Higashi-Kayabacho Yuraku Building	4,450	2.7%	August 1, 2005
		A-30	KDX Nishi-Gotanda Building (Note3)	4,200	2.5%	December 1, 2006
		A-4	Noir Hatchobori	3,680	2.2%	August 1, 2005
		A-18	KDX Omori Building	3,500	2.1%	May 1, 2006
		A-19	KDX Hamamatsucho Building	3,460	2.1%	May 1, 2006
		A-29	KDX Higashi-Shinjuku Building	2,950	1.7%	September 1, 2006
		A-20	Dai-ichi Kayabacho Building	2,780	1.6%	May 1, 2006
		A-21	NTB・M Building	2,690	1.6%	May 1, 2006
		A-5	K&Y Building (Southern Plaza)	2,533	1.5%	August 1, 2005
		A-22	KDX Shin-Yokohama Building	2,520	1.5%	May 1, 2006
		A-6	Harajuku F.F. Building	2,450	1.4%	August 1, 2005
		A-27	KDX Kajicho Building	2,350	1.4%	June 3, 2006
		A-15	KDX Hamacho Building	2,300	1.4%	March 16, 2006
		A-7	FIK Minami Aoyama	2,270	1.3%	August 1, 2005
		A-14	KDX Funabashi Building	2,252	1.3%	March 1, 2006
		A-33	KDX Okachimachi Building (Note 4)	2,000	1.2%	March 1, 2007
		A-8	Kanda Kihara Building	1,950	1.1%	August 1, 2005
		A-23	KDX Yotsuya Building	1,950	1.1%	May 1, 2006
		A-9	NNK Building	1,610	0.9%	August 1, 2005
		A-26	Kiba Ocean Building	1,580	0.9%	June 20, 2006
		A-31	KDX Monzen-Nakacho Building (Note 5)	1,400	0.8%	January 19, 2007
		A-34	KDX Hon-Atsugi Building (Note 6)	1,305	0.7%	March 1, 2007
		A-35	KDX Hachioji Building (Note 7)	1,155	0.7%	March 1, 2007
		A-28	KDX Nogizaka Building	1,065	0.6%	July 14, 2006
		A-10	Koishikawa Yoshida Building	704	0.4%	August 1, 2005
	Other Regional Areas	A-12	Portus Center Building	5,570	3.3%	September 21, 2005
		A-24	KDX Minami Semba Dai-1 Building	1,610	0.9%	May 1, 2006

		A-25	KDX Minami Semba Dai-2 Building	1,560	0.9%	May 1, 2006
		A-11	Hakata Ekimae-Dai2 Building	1,430	0.8%	August 1, 2005
		A-36	KDX Niigata Building (Note8)	1,305	0.7%	March 1, 2007
	Total of 36 Office Buildings			103,679	63.1%	–
Residential Properties	Tokyo Metropolitan Area	B-19	Residence Charmante Tsukishima	5,353	3.2%	May 1, 2006
		B-20	Regalo Ochanomizu I&II	3,600	2.1%	May 1, 2006
		B-1	Storia Sirokane	3,150	1.9%	August 1, 2005
		B-2	Tre di Casa Minami Aoyama	2,460	1.4%	August 1, 2005
		B-21	Regalo Shiba-Kouen	2,260	1.3%	May 1, 2006
		B-3	Court Mejiro	1,250	0.7%	August 1, 2005
		B-4	Apartments Motoazabu	1,210	0.7%	August 1, 2005
		B-5	Apartments Wakamatsu-Kawada	1,180	0.7%	August 1, 2005
		B-22	Chigasaki Socie Ni-bankan	1,160	0.7%	May 1, 2006
		B-6	Court Nihonbashi Hakozaki	1,130	0.6%	August 1, 2005
		B-23	Court Nishi-Shinjuku	1,130	0.6%	May 1, 2006
		B-7	Side Denenchofu	1,110	0.6%	August 1, 2005
		B-34	Gradito Kawaguchi	1,038	0.6%	June 30, 2006
		B-8	S-court Yokohama Kannai II	945	0.5%	August 1, 2005
		B-24	Regalo Komazawa-Kouen	912	0.5%	May 1, 2006
		B-9	Court Motoasakusa	880	0.5%	August 1, 2005
		B-25	Court Shin-Okachimachi	878	0.5%	May 1, 2006
		B-11	Bloom Omotesando	875	0.5%	August 1, 2005
		B-13	Human Heim Okachimachi	830	0.5%	August 1, 2005
		B-26	Primo Regalo Kagurazaka	762	0.4%	May 1, 2006
		B-14	Court Shinbashi	748	0.4%	August 1, 2005
		B-27	Primo Regalo Youga	730	0.4%	May 1, 2006
		B-15	Court Suitengu	659	0.4%	August 1, 2005
		B-28	Court Shimouma	638	0.3%	May 1, 2006
	Other Regional Areas	B-29	Ashiya Royal Homes	2,330	1.4%	May 1, 2006
		B-18	Venus Hibarigaoka	1,800	1.0%	December 8, 2005
		B-30	Regalo Ibaraki I& II	1,600	0.9%	May 1, 2006
		B-31	Collection Higashi-Sakura	1,264	0.7%	May 1, 2006
		B-32	Renaissance 21 Hirao Jousui-machi	900	0.5%	May 1, 2006
		B-33	Montore Nishikouen Bay Court	826	0.5%	May 1, 2006
		B-16	Abreast Hara	444	0.2%	August 1, 2005
		B-17	Abreast Hirabari	407	0.2%	August 1, 2005
	Total of 32 Residential Properties			44,459	27.0%	–
Central Urban-Type Retail Properties	Tokyo Metropolitan Area	C-1	Jinnan-zaka Frame	9,900	6.0%	August 1, 2005
		C-2	Yoyogi M Building	2,479	1.5%	September 30, 2005
	Other Regional Areas	C-3	ZARA Tenjin Nishi-dori	3,680	2.2%	May 1, 2006
	Total of 3 Central Urban-Type Retail Properties			16,059	9.7%	–
Total of 71 Properties				164,197	100.0%	Portfolio PML 7.21%

Notes:

1. Figures of less than one million yen are rounded off from acquisition prices, and ratios are rounded off to the first decimal place.

2. The current name of the property is the "Shuwa Dai-san Shiba Park Building." Plans are in place to change the name of the property to the "KDX Shiba-Daimon Building" on September 1, 2007.
3. The current name of the property is the "FSD Building." Plans are in place to change the name of the property to the "KDX Nishi-Gotanda Building" on April 1, 2007.
4. The current name of the property is the "Kairaku Building." Plans are in place to change the name of the property to the "KDX Okachimachi Building" on June 1, 2007.
5. The current name of the KDX Monzen-Nakacho Building is the "Tokyu Monzen-Nakacho Building." Plans are in place to change the name of the Tokyu Monzen-Nakacho Building to the "KDX Monzen-Nakacho Building" on April 1, 2007.
6. The current name of the KDX Hon-Atsugi Building is the "Sumisei Atsugi Dai-2 Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the building.
7. The current name of the KDX Hachioji Building is the "Sumisei Hachioji Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the building.
8. The current name of the KDX Niigata Building is the "Sumisei Niigata Higashi Odori Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the building.

Translation Purpose Only

February 27, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning the Acquisition of Property
(KDX Shiba-Daimon Building)

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision today to acquire the following properties. Details are provided as follows.

1. Outline of the Acquisition

(1)	Type of Acquisition	:	Trust beneficiary interest in real estate
(2)	Property Name	:	KDX Shiba-Daimon Building (Note)
(3)	Acquisition Price	:	¥6,090,000,000 (excluding acquisition costs, property tax, city-planning tax, and consumption tax, etc.)
(4)	Date of Contract	:	March 1, 2007
(5)	Scheduled Date of Acquisition	:	March 1, 2007
(6)	Seller	:	Y.K. HKDX (Refer to Item 4. Seller's Profile for details)
(7)	Acquisition Funds	:	Debt financing and cash on hand
(8)	Settlement Method	:	Payment in full on settlement
(9)	Source of Acquisition	:	Support-line (Acquisition from Kenedix Group)

Note: The current name of the KDX Shiba-Daimon Building is the "Shuwa Dai-san Shiba Park Building." Plans are in place to change the name of the "Shuwa Dai-san Shiba Park Building" to the "KDX Shiba-Daimon Building" on September 1, 2007.

The aforementioned KDX Shiba-Daimon Building shall hereafter be referred to as "the Property."

2. Reason for Acquisition

The acquisition is made to raise the investment ratio of office buildings in the Tokyo Metropolitan Area, and to further enhance and stabilize the Investment Corporation's overall investment portfolio, in accordance with its Articles of Incorporation and fundamental investment policies.

Prior to its decision, the Investment Corporation undertook due diligence, considering a number of factors including the following.

(1) Area
The Property is located in a business district extending across Hamamatsu-cho, Shiba and Mita, an area that offers a mix of medium- and large-scale office buildings, retail stores and condominiums. Situated approximately five minutes on foot either from Hamamatsucho Station on JR and Tokyo Monorail or from Daimon Station on Toei Asakusa and Toei Oedo Lines, and approximately four minutes on foot from Shiba-koen Station on Toei Mita Line, the Property is serviced by several railways with excellent traffic convenience. It is also in close proximity to Dai-ichi Keihin highway. Though situated in an area accessible to railways, main roads and airports, the area boasts relatively reasonable leasing rates among the districts of central Tokyo. Accordingly, the Investment Corporation expects the Property to continue to attract demand for tenants from various areas.

(2) Building
The Property's total floor area is approximately 2,300 tsubo comprising some 130-250 tsubo of leasable space, and is designed to meet needs of relatively large tenants among medium-size office buildings. The building offers 2.6m-high ceilings partly with office-automation floors, and easy-to-use rectangular office spaces, providing an excellent atmosphere for office use. Despite its advantages, some equipment including air conditioning systems are aging and show obsolescence, and the Investment Corporation plans to enhance the property value through the upgrading of equipment and other renovations.

(3) Tenants
Currently, eight of the nine floors are occupied with tenants including companies involved with the IT business, telecommunications and real estate businesses. Focusing on the potential of the building in terms of equipment renovation, the Investment Corporation will implement these refurbishments to improve tenant satisfaction while ensuring its internal growth both for new and ongoing leasing activities.

3. Property Details

Property Name		KDX Shiba-Daimon Building
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Resona Bank, Ltd.
Trust Term		September 29, 2003 to August 1, 2015 (Planned)
Current Owner / Acquisition Date		Y.K. HKDX / October 20, 2005
Previous Owner / Acquisition Date		Kagurazaka Holdings SPC / March 16, 2004
Location (Address)		2-10-8 Shiba-Daimon, Minato-ku, Tokyo
Usage		Offices
Type of Structure		Flat-roofed steel-reinforced concrete structure; one underground and nine above-ground floors
Site Area	Land	1,182.40 ㎡
	Building	7,824.03 ㎡
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		July 31, 1986
Architect		Shuwa Kabushikigaisha
Construction Company		Fujita Kougyo Kabushikigaisha (current Fujita Corporation)
Construction Confirmation Authority		Tokyo
Probable Maximum Loss		13.72%(SOMPO JAPAN RISK MANAGEMENT, INC.)

Anticipated Acquisition Price		¥6,090,000,000
Appraisal	Appraisal Value	¥6,270,000,000
	Base Date for Appraisal	February 1, 2007
	Appraiser	Nippon Tochi-Tatemono Co., Ltd.
	Details	Please refer to Reference Material 1.
Existence of Secured Interests after Acquisition		None
Master Lease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Number of End Tenants		8 (As of February 27, 2007. The same applies below.) (Note 1)
Total Leasable Floor Space		6,030.01 m²
Total Leased Floor Space		5,319.70 m² (Note 1)
Occupancy Ratio		88.2% (Note 1)
Monthly Rental Income (Excluding Comsumption Tax)		¥26,071,595 (Note 2)
Security and Guarantee Deposit		¥192,271,870 (Note 2)
Forecast Net Operating Income		Please refer to Reference Material 2.
Special Considerations	A portion (an area of approximately 5 m) of the Property's boundaries with adjacent land has not been determined through joint surveys or on paper. However, there is currently no dispute with the owner of the aforementioned adjacent land.	
Other	Notes: 1. On February 28, 2007, the Investment Corporation intends to dissolve the leasing agreement with the tenant that occupies the ninth floor (an area of approximately 425 m², 128 tsubo) as of the date of this press release. The Investment Corporation has already reached a leasing agreement with a new tenant for the aforementioned area, which is scheduled to go into effect as of May 1, 2007. 2. Monthly rental income and guarantee deposit information is exclusive of parking facility and advertising amounts.	

4. Seller's Profile

Company Name	Y.K. HKDX
Head Office Address	2-2-9 Shimbashi, Minato-ku, Tokyo
Representative	Naoto Kasuya
Capital	¥3 million
Principal Shareholder	Yugen Sekinin Chukan Hojin HKDX
Business Activities	A special purpose company established to acquire, manage and dispose of trust beneficiary interests in real estate and a wholly owned subsidiary of a limited intermediary for the purpose of establishing a pension fund.
Relationship with the Investment Corporation or the Asset Management Company	A related company as defined under the internal regulations of the Asset Management Company (a company that outsources its asset management activities to a related party under the Investment Trust Law).
Special Considerations	None

*As of February 27, 2007

5. Acquirer's (Seller) Profile

The Investment Corporation	Current Owner・Trustee	Previous Owner・Trustee
<Background・Reasons for Acquisition> In accordance with its basic investment principles, the Investment Corporation shall obtain the Property following its determination as a competitive property that will contribute to the Investment Corporation's medium- to long-term profitability. The acquisition price was determined to be appropriate, as it is below the appraisal price determined by Nippon Tochi-Tatemono Limited.	<Company Name/Relationship to Specified Interested Party> Please refer to above 4. Seller's Profile. <Background・Reasons for Acquisition> The Property was acquired for the aim of investment management.	Excluding the specified interested party
<Acquisition Price> ¥6,090 millions (excluding tax)	<Acquisition Price> Omitted owing to the fact that the current trust beneficiary has owned the Property for more than one year.	－
<Date of Acquisition> March 1, 2007	<Date of Acquisition> October 20, 2005	－

6. Details of Brokerage

There are no brokerage firms nor brokerage fee for the Property.

7. Interested-Party Transactions

Related to the acquisition of the Property, transactions between the Investment Corporation and interested parties, or between the Investment Corporation and interested parties as defined under the Asset Management Company's internal rules and regulations, shall fall under the three categories of transactions (1) through (4) below.

Kenedix REIT Management, Inc. ("the Asset Management Company"), bound by its rules as they relate to interested-party transactions, worked to ensure strict compliance with statutory and other regulatory requirements. Furthermore, in order to ensure that the transactions were conducted in an open and fair manner and that the Investment Corporation was not disadvantaged, the Asset Management Company submitted all transactions for deliberation and approval by the Compliance Committee and the Asset Management Committee. Subject to approval, each transaction was then submitted to the Board of Directors for ratification.

In accordance with the Investment Trust Law, the Asset Management Company shall provide a report to the Investment Corporation relating to the interested-party transactions.

(1) Acquisition of Property
The seller of the Property falls under the category of an interested party according to the regulations of the Asset Management Company concerning interested parties. The seller and the overview of the acquisition are as

entered above.

(2) Appointment of a Property Management Company
The Investment Corporation plans to execute a property management agreement with Kenedix Advisors Co., Ltd. ("KDA") on March 1, 2007. Other parties to the agreement include the property trust trustee and the Asset Management Company.

KDA qualifies as an interested-party as defined under the Investment Trust Law and the internal rules and regulations of the Asset Management Company. Fees relating to property management remain at the same level as a current property.

Outline of Property Managements Fees:

- Leasing management fees
  Rental income × 2% + Real estate operating income after management overhead expenses and before depreciation × 2%
- Management transfer fees

Property (Trust Beneficiary Interest) Price	Management Transfer Fee (At the Time of Purchase and Sale)
¥5.0 billion and more, and less than ¥10.0 billion	¥2.4 million

(3) Master Lease of the Property
The Investment Corporation plans to execute a master lease agreement with KDA on March 1, 2007. Other parties to the agreement include the property trust trustee and the Asset Management Company.

【Principal agreement terms and conditions】

- Agreement term: From the date of agreement execution through August 1, 2015
- Type of master lease: Pass-through

(4) Concurrent Liability Assumption Memorandum
The Investment Corporation plans to execute a concurrent liability assumption memorandum with KDA on March 1, 2007. Under the memorandum, the Investment Corporation agrees to assume a concurrent commitment together with KDA to refund security and guarantee deposits which KDA as Master lessee had received from subtenants in connection with the master lease agreement. As compensation for this liability assumption, KDA shall provide to the Investment Corporation an amount equivalent to the total of security and guarantee deposits received.

8. Outlook

There are no revisions to the forecasts for the fiscal periods ending April 30, 2007, as a result of the acquisition of the Property.

This notice is the English translation of the Japanese announcement on our Web site released on February 27, 2007. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

Attached Materials

1. Outline of Property Appraisal
2. Projected Cash Flow
3. Building Condition Investigation Report
4. Property Photographs
5. Property Portfolio after Acquisition of the Property

Reference Material 1

Outline of Property Appraisal

			Unit : Yen
Appraisal Value			6,270,000,000
Base Date for Appraisal			February 1, 2007
Appraiser			Nippon Tochi-Tatemono Co., Ltd.
Value Calculated Using the Direct Capitalization Method			6,560,000,000
	Gross Operating Revenue		445,051,000
		Maximum Gross Operating Revenue	462,076,000
		Shortfall Attributed to Vacancies	17,025,000
	Operating Expenses		89,342,000
		Administrative and Maintenance Expense	66,242,000
		Taxes and Dues	22,476,000
		Other Expenses	624,000
	Net Operating Income (NOI)		355,709,000
	Capital Expenditure		22,216,000
	Gain on Guarantee Deposit Investment (Note)		7,687,000
	Net Cash Flow (NCF)		341,180,000
	Overall Capitalization Rate (NCF)		5.2%
Value Calculated Using the Discounted Cash Flow Method			6,140,000,000
	Discount Rate		4.9%
	Terminal Capitalization Rate		5.3%
Value Calculated Using the Cost Method			3,420,000,000
	Land		77.46%
	Building		22.54%

Note: Gain on guarantee deposit investment is calculated, based on a property guarantee deposit operating yield of 3%

Reference Material 2

Projected Cash Flow

	Unit : Millions of Yen
A. Projected Operating Revenues	418
B. Projected Operating Expenses (excluding depreciation)	101
C. Projected NOI (A-B)	317

Underlying assumptions:

1. The above projected cash flow is an estimate for one year and is exclusive of extraordinary factors of the year of acquisition.
2. Revenues are based on an occupancy ratio of approximately 96%, based on the current occupancy ratio and future changes of occupancy.
3. Expenses include property management fees, taxes and dues, repairs and maintenance expenses, and insurance.

Reference Material 3

Building Condition Investigation Report

Unit: Yen	
Investigation Company	HI International Consultant Co., LTD.
Date of Investigation	January 2007
Repairs, maintenance and renovation expenses required over the next year	16, 910, 000
Repairs, maintenance and renovation expenses expected to be required within 2-12 years	225, 680, 000
Unit-in-Place	1, 770, 100, 000

* The abovementioned investigation company undertakes building assessments for this property such as
  - a diagnosis of building deterioration
  - formulation of a short- and long-term repair and maintenance plan
  - assessment of legal compliance with the Building Standards Law
  - analyses of the existence of hazardous substances and the soil environment

  and submits a building assessment report to the Investment Corporation.

Reference Material 4

Property Photographs







Reference Material 5

Property Portfolio after Acquisition of the Property

*Property Portfolio includes 4 other properties other than the Property, which were disclosed in the press releases "Notice Concerning the Acquisition of Property (KDX Hon-Atsugi Building · KDX Hachioji Buidling · KDX Niigata Building)"disclosed today and "Notice Concerning Acquisition of Property (KDX Okachimachi Building)" disclosed on January 31, 2007.

Type of Use	Area	No.	Property Name	Acquisition Price (Millions of yen)(Note 1)	Ratio (Note1)	Acquisition Date
Office Buildings	Tokyo Metropolitan Area	A-32	KDX Shiba-Daimon Building (Note2)	6,090	3.7%	March 1, 2007
		A-13	Belles Modes Building	5,950	3.6%	November 1, 2005
		A-1	Nihonbashi 313 Building	5,940	3.6%	August 1, 2005
		A-16	Toshin 24 Building	5,300	3.2%	May 1, 2006
		A-2	Sogo Hirakawacho Building	5,180	3.1%	August 1, 2005
		A-17	Ebisu East 438 Building	4,640	2.8%	May 1, 2006
		A-3	Higashi-Kayabacho Yuraku Building	4,450	2.7%	August 1, 2005
		A-30	KDX Nishi-Gotanda Building (Note3)	4,200	2.5%	December 1, 2006
		A-4	Noir Hatchobori	3,680	2.2%	August 1, 2005
		A-18	KDX Omori Building	3,500	2.1%	May 1, 2006
		A-19	KDX Hamamatsucho Building	3,460	2.1%	May 1, 2006
		A-29	KDX Higashi-Shinjuku Building	2,950	1.7%	September 1, 2006
		A-20	Dai-ichi Kayabacho Building	2,780	1.6%	May 1, 2006
		A-21	NTB·M Building	2,690	1.6%	May 1, 2006
		A-5	K&Y Building (Southern Plaza)	2,533	1.5%	August 1, 2005
		A-22	KDX Shin-Yokohama Building	2,520	1.5%	May 1, 2006
		A-6	Harajuku F.F. Building	2,450	1.4%	August 1, 2005
		A-27	KDX Kajicho Building	2,350	1.4%	June 3, 2006
		A-15	KDX Hamacho Building	2,300	1.4%	March 16, 2006
		A-7	FIK Minami Aoyama	2,270	1.3%	August 1, 2005
		A-14	KDX Funabashi Building	2,252	1.3%	March 1, 2006
		A-33	KDX Okachimachi Building (Note 4)	2,000	1.2%	March 1, 2007
		A-8	Kanda Kihara Building	1,950	1.1%	August 1, 2005
		A-23	KDX Yotsuya Building	1,950	1.1%	May 1, 2006
		A-9	NNK Building	1,610	0.9%	August 1, 2005
		A-26	Kiba Ocean Building	1,580	0.9%	June 20, 2006
		A-31	KDX Monzen-Nakacho Building (Note 5)	1,400	0.8%	January 19, 2007
		A-34	KDX Hon-Atsugi Building (Note 6)	1,305	0.7%	March 1, 2007
		A-35	KDX Hachioji Building (Note 7)	1,155	0.7%	March 1, 2007
		A-28	KDX Nogizaka Building	1,065	0.6%	July 14, 2006
		A-10	Koishikawa Yoshida Building	704	0.4%	August 1, 2005
	Other Regional Areas	A-12	Portus Center Building	5,570	3.3%	September 21, 2005
		A-24	KDX Minami Semba Dai-1 Building	1,610	0.9%	May 1, 2006
		A-25	KDX Minami Semba Dai-2	1,560	0.9%	May 1, 2006

			Building			
		A-11	Hakata Ekimae-Dai2 Building	1,430	0.8%	August 1, 2005
		A-36	KDX Niigata Building (Note8)	1,305	0.7%	March 1, 2007
	Total of 36 Office Buildings			103,679	63.1%	–
Residential Properties	Tokyo Metropolitan Area	B-19	Residence Charmante Tsukishima	5,353	3.2%	May 1, 2006
		B-20	Regalo Ochanomizu I&II	3,600	2.1%	May 1, 2006
		B-1	Storia Sirokane	3,150	1.9%	August 1, 2005
		B-2	Tre di Casa Minami Aoyama	2,460	1.4%	August 1, 2005
		B-21	Regalo Shiba-Kouen	2,260	1.3%	May 1, 2006
		B-3	Court Mejiro	1,250	0.7%	August 1, 2005
		B-4	Apartments Motoazabu	1,210	0.7%	August 1, 2005
		B-5	Apartments Wakamatsu-Kawada	1,180	0.7%	August 1, 2005
		B-22	Chigasaki Socie Ni-bankan	1,160	0.7%	May 1, 2006
		B-6	Court Nihonbashi Hakozaki	1,130	0.6%	August 1, 2005
		B-23	Court Nishi-Shinjuku	1,130	0.6%	May 1, 2006
		B-7	Side Denenchofu	1,110	0.6%	August 1, 2005
		B-34	Gradito Kawaguchi	1,038	0.6%	June 30, 2006
		B-8	S-court Yokohama Kannai II	945	0.5%	August 1, 2005
		B-24	Regalo Komazawa-Kouen	912	0.5%	May 1, 2006
		B-9	Court Motoasakusa	880	0.5%	August 1, 2005
		B-25	Court Shin-Okachimachi	878	0.5%	May 1, 2006
		B-11	Bloom Omotesando	875	0.5%	August 1, 2005
		B-13	Human Heim Okachimachi	830	0.5%	August 1, 2005
		B-26	Primo Regalo Kagurazaka	762	0.4%	May 1, 2006
		B-14	Court Shinbashi	748	0.4%	August 1, 2005
		B-27	Primo Regalo Youga	730	0.4%	May 1, 2006
		B-15	Court Suitengu	659	0.4%	August 1, 2005
		B-28	Court Shimouma	638	0.3%	May 1, 2006
	Other Regional Areas	B-29	Ashiya Royal Homes	2,330	1.4%	May 1, 2006
		B-18	Venus Hibarigaoka	1,800	1.0%	December 8, 2005
		B-30	Regalo Ibaraki I& II	1,600	0.9%	May 1, 2006
		B-31	Collection Higashi-Sakura	1,264	0.7%	May 1, 2006
		B-32	Renaissance 21 Hirao Jousui-machi	900	0.5%	May 1, 2006
		B-33	Montore Nishikouen Bay Court	826	0.5%	May 1, 2006
		B-16	Abreast Hara	444	0.2%	August 1, 2005
		B-17	Abreast Hirabari	407	0.2%	August 1, 2005
	Total of 32 Residential Properties			44,459	27.0%	–
Central Urban-Type Retail Properties	Tokyo Metropolitan Area	C-1	Jinnan-zaka Frame	9,900	6.0%	August 1, 2005
		C-2	Yoyogi M Building	2,479	1.5%	September 30, 2005
	Other Regional Areas	C-3	ZARA Tenjin Nishi-dori	3,680	2.2%	May 1, 2006
	Total of 3 Central Urban-Type Retail Properties			16,059	9.7%	–
Total of 71 Properties				164,197	100.0%	Portfolio PML 7.21%

Notes:

1. Figures of less than one million yen are rounded off from acquisition prices, and ratios are rounded off to the first decimal place.
2. The current name of the property is the "Shuwa Dai-san Shiba Park Building." Plans are in place to change the name of

the property to the "KDX Shiba-Daimon Building" on September 1, 2007.

3. The current name of the property is the "FSD Building." Plans are in place to change the name of the property to the "KDX Nishi-Gotanda Building" on April 1, 2007.
4. The current name of the property is the "Kairaku Building." Plans are in place to change the name of the property to the "KDX Okachimachi Building" on June 1, 2007.
5. The current name of the KDX Monzen-Nakacho Building is the "Tokyu Monzen-Nakacho Building." Plans are in place to change the name of the Tokyu Monzen-Nakacho Building to the "KDX Monzen-Nakacho Building" on April 1, 2007.
6. The current name of the KDX Hon-Atsugi Building is the "Sumisei Atsugi Dai-2 Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the building.
7. The current name of the KDX Hachioji Building is the "Sumisei Hachioji Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the building.
8. The current name of the KDX Niigata Building is the "Sumisei Niigata Higashi Odori Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the building.

No. 082-35028

KENEDIX

Translation Purpose Only

February 27, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Debt Financing

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision on February 27, 2007, to undertake debt financing. Details of the aforementioned are provided as follows.

1. Rationale

The Investment Corporation has decided to execute debt financing agreements to support the acquisition of trust beneficiary interests in real estate (4 properties), and real estate (1 property) and payment of associated costs.

Note: For details regarding the acquisition of real estate (1 property) and the acquisition of trust beneficiary interest in real estate (4 properties), please refer to the press release, "Notice Concerning the Acquisition of Property (KDX Okachimachi Building)," dated January 31, 2007, "Notice Concerning the Acquisition of Property (KDX Shiba-Daimon Building)" and "Notice Concerning the Acquisition of Property (KDX Hon-Atsugi Building, KDX Hachioji Building, KDX Niigata Building)", dated February 27, 2007.

2. Details of Debt Financing

(1) Short-term Debt (Series 15-A)

(1)	Lender	:	Sumitomo Mitsui Banking Corporation , The Chuo Mitsui Trust and Banking Co., Limited, The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation
(2)	Amount	:	¥9,000 million
(3)	Interest Rate	:	0.92727% floating rate of interest (Note)
(4)	Drawdown Date	:	March 1, 2007
(5)	Debt Financing Method	:	The Investment Corporation executed the individual debt financing agreements with the aforementioned lenders on February 27, 2007.
(6)	Interest Payment Date	:	First interest payment on March 31, 2007, and at the end of April 2007 and May 2007.
(7)	Repayment Date	:	May 31, 2007
(8)	Repayment Method	:	Principal repayment in full on maturity
(9)	Collateral	:	Unsecured, unguaranteed

Note: The interest rate covers the period commencing March 1, 2007 through March 31, 2007. Thereafter, the interest rate shall be calculated based on the one-month yen TIBOR +0.30%. The interest rate after March 31, 2007, shall be disclosed as and when determined. The interest rate for Sumitomo Mitsui Banking Corporation is not yet determined as of February 27, 2007. It shall be disclosed as and when determined.

(2) Short-term Debt (Series 15-B)

(1) Lender : Sumitomo Mitsui Banking Corporation , The Chuo Mitsui Trust and Banking Co., Limited, The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation
(2) Amount : ¥3,500 million
(3) Interest Rate : 0.96091% floating rate of interest (Note)
(4) Drawdown Date : March 1, 2007
(5) Debt Financing Method : The Investment Corporation executed the individual debt financing agreements with the aforementioned lenders on February 27, 2007.
(6) Interest Payment Date : First interest payment on May 31, 2007, and at the end of August 2007, November 2007 and February 2008.
(7) Repayment Date : February 29, 2008
(8) Repayment Method : Principal repayment in full on maturity
(9) Collateral : Unsecured, unguaranteed

Note: The interest rate covers the period commencing March 1, 2007 through May 31, 2007. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.30%. The interest rate after May 31, 2007, shall be disclosed as and when determined. The interest rate for Sumitomo Mitsui Banking Corporation is not yet determined as of February 27, 2007. It shall be disclosed as and when determined.

3. Use of Funds

Debt financing shall be used to support the acquisition of trust beneficiary interests in real estate (KDX Shiba-Daimon Building, KDX Hon-Atsugi Building, KDX Hachioji Building, KDX Niigata Building), real estate (KDX Okachimachi Building) and payment of associated costs.

(Reference Information)

Repayment of Debt Financing

(1) Details of Debt Financing Repayment (Series 5-A)

(1) Lender : Sumitomo Mitsui Banking Corporation
(2) Amount : ¥500 million
(3) Drawdown Date : March 1, 2006
(4) Repayment Method : Principal repayment in full on maturity
(5) Repayment Date : February 28, 2007
(6) Prepayment Source : Cash on hand

(2) Planned Date for Prepayment
February 28, 2007

[Attachment]

Total Debt Financing Balance after Additional Debt Financing and Repayment of Debt Financing (Series 5-A)

(Billions of yen)

	Debt Financing Balance as of February 27, 2007 (Prior to Additional Debt Financing, Prior to Repayment of Debt Financing(Series 5-A))	Debt Financing Balance as of February 28, 2007 (Prior to Additional Debt Financing, After Repayment of Debt Financing(Series 5-A))	Debt Financing Balance as of March 1, 2007 (After Additional Debt Financing, After Repayment of Debt Financing(Series 5-A))	Change
Short-Term Debt Financing	16.0	15.5	28.0	+12.0
Long-Term Debt Financing	51.0	51.0	51.0	+ 0.0
Total Debt Financing Balance	67.0	66.5	79.0	+ 12.0

Note: Debt financing is classified as either short- or long-term debt. Short-term debt is defined as debt financing with a repayment date of less than or equal to one year.

Translation Purpose Only

February 27, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning the Change for Asset Management Company Director

Kenedix Realty Investment Corporation ("the Investment Corporation") announced that the Extraordinary Meeting of Shareholders' of Kenedix REIT Management, Inc. ("the Asset Management Company"), the asset management company for the Investment Corporation, resolved the election for Asset Management Company Director. Details are as follows.

1. Newly-Appointed Director (Effective February 27, 2007)

Director Eisuke Fujii

2. Retiring Director (Effective February 27, 2007)

Director Atsushi Kawashima

3. Newly-Appointed Directors' Brief Personal History

Title	Name	Brief Personal History	
Director (Outside Director)	Eisuke Fujii	April 1989	Joined Daiichi Fudosan K.K.
		April 1999	Creed Corporation
		May 2000	Director
		June 2001	CEO and President, Creed Real Estate Investment Advisors, Inc.
		October 2002	Joined Kennedy-Wilson Japan Co., Ltd. (current Kenedix, Inc.)
		August 2004	General Manager, Real Estate Advisory Division
		March 2005	Executive Officer & Manager, Real Estate Investment Advisory
		June 2005	Executive Officer & Director, Real Estate Investment Advisory Division
		November 2005	Executive Officer & Director, Real Estate Investment Advisory Division & General Manager, Development Project Department (current position)
		February 2007	Assigned as Director, Kenedix REIT Management, Inc.

The aforementioned change of the director will be reported to the Commissioner of the Financial Services Agency pursuant to the Investment Trust and Investment Corporation Law.

This notice is the English translation of the Japanese announcement on our Web site released on February 27, 2007. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

KENEDIX

Translation Purpose Only

February 28, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Debt Financing Interest Rate Determination

Kenedix Realty Investment Corporation today announced the details of interest rates and applicable periods for debt financing which were first disclosed in the press release dated February 27, 2007. Details are outlined in the following table.

Classification	Lender	Balance (Billions of Yen)	Interest Rate (Interest Payment Period)	Drawdown Date	Repayment Date	Remarks
Series 15-A (Short-Term)	Sumitomo Mitsui Banking Corporation	2.0	0.92727% (Note 1) (March 1, 2007 to March 31, 2007)	March 1, 2007	May 31, 2007	Unsecured/ Unguaranteed
Series 15-B (Short-Term)	Sumitomo Mitsui Banking Corporation	1.75	0.96091% (Note 2) (March 1, 2007 to May 31, 2007)	March 1, 2007	February 29, 2008	Unsecured/ Unguaranteed

Notes:
1. The interest rate shall be calculated based on the one-month yen TIBOR +0.30%. The interest rate after March 31, 2007, shall be disclosed as and when determined.
2. The interest rate shall be calculated based on the three-month yen TIBOR +0.30%. The interest rate after May 31, 2007, shall be disclosed as and when determined.

KENEDIX

Translation Purpose Only

March 1, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Property Acquisition Settlements

Kenedix Realty Investment Corporation ("the Investment Corporation") announced that it had completed settlement for the acquisition of the following properties on March 1, 2007.

Property No.	Property Name	Type	Area	Acquisition Price (Millions of Yen) (Note)
A-32	KDX Shiba-Daimon Building	Office Building	Tokyo Metropolitan Area	6,090
A-33	KDX Okachimachi Building	Office Building	Tokyo Metropolitan Area	2,000
A-34	KDX Hon-Atsugi Building	Office Building	Tokyo Metropolitan Area	1,305
A-35	KDX Hachioji Building	Office Building	Tokyo Metropolitan Area	1,155
A-36	KDX Niigata Building	Office Building	Other Regional Areas	1,305
Total				11,855

Note: Excluding acquisition costs, property tax, city-planning tax, and consumption tax, etc.

Please refer to the press releases listed below for the details of the properties.

- "Notice Concerning the Acquisition of Property (KDX Okachimachi Building)" dated January 31, 2007
- "Notice Concerning the Acquisition of Property (KDX Shiba-Daimon Building)" dated February 27, 2007
- "Notice Concerning the Acquisition of Property (KDX Hon-Atsugi Building, KDX Hachioji Building, KDX Niigata Building)" dated February 27, 2007

The aforementioned propertys acquired shall hereafter be referred to as "the 5 Properties."

Attached Materials

Property Portfolio after Acquisition of the 5 Properties

This notice is the English translation of the Japanese announcement on our Web site released on March 1, 2007. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

Reference Material

Property Portfolio after Acquisition of the 5 Properties

Type of Use	Area	No.	Property Name	Acquisition Price (Millions of yen) (Note 1)	Ratio (Note1)	Acquisition Date
Office Buildings	Tokyo Metropolitan Area	A-32	KDX Shiba-Daimon Building (Note2)	6,090	3.7%	March 1, 2007
		A-13	Belles Modes Building	5,950	3.6%	November 1, 2005
		A-1	Nihonbashi 313 Building	5,940	3.6%	August 1, 2005
		A-16	Toshin 24 Building	5,300	3.2%	May 1, 2006
		A-2	Sogo Hirakawacho Building	5,180	3.1%	August 1, 2005
		A-17	Ebisu East 438 Building	4,640	2.8%	May 1, 2006
		A-3	Higashi-Kayabacho Yuraku Building	4,450	2.7%	August 1, 2005
		A-30	KDX Nishi-Gotanda Building (Note3)	4,200	2.5%	December 1, 2006
		A-4	Noir Hatchobori	3,680	2.2%	August 1, 2005
		A-18	KDX Omori Building	3,500	2.1%	May 1, 2006
		A-19	KDX Hamamatsucho Building	3,460	2.1%	May 1, 2006
		A-29	KDX Higashi-Shinjuku Building	2,950	1.7%	September 1, 2006
		A-20	Dai-ichi Kayabacho Building	2,780	1.6%	May 1, 2006
		A-21	NTB･M Building	2,690	1.6%	May 1, 2006
		A-5	K&Y Building (Southern Plaza)	2,533	1.5%	August 1, 2005
		A-22	KDX Shin-Yokohama Building	2,520	1.5%	May 1, 2006
		A-6	Harajuku F.F. Building	2,450	1.4%	August 1, 2005
		A-27	KDX Kajicho Building	2,350	1.4%	June 3, 2006
		A-15	KDX Hamacho Building	2,300	1.4%	March 16, 2006
		A-7	FIK Minami Aoyama	2,270	1.3%	August 1, 2005
		A-14	KDX Funabashi Building	2,252	1.3%	March 1, 2006
		A-33	KDX Okachimachi Building (Note 4)	2,000	1.2%	March 1, 2007
		A-8	Kanda Kihara Building	1,950	1.1%	August 1, 2005
		A-23	KDX Yotsuya Building	1,950	1.1%	May 1, 2006
		A-9	NNK Building	1,610	0.9%	August 1, 2005
		A-26	Kiba Ocean Building	1,580	0.9%	June 20, 2006
		A-31	KDX Monzen-Nakacho Building (Note 5)	1,400	0.8%	January 19, 2007
		A-34	KDX Hon-Atsugi Building (Note 6)	1,305	0.7%	March 1, 2007
		A-35	KDX Hachioji Building (Note 7)	1,155	0.7%	March 1, 2007
		A-28	KDX Nogizaka Building	1,065	0.6%	July 14, 2006
		A-10	Koishikawa Yoshida Building	704	0.4%	August 1, 2005
	Other Regional Areas	A-12	Portus Center Building	5,570	3.3%	September 21, 2005
		A-24	KDX Minami Semba Dai-1 Building	1,610	0.9%	May 1, 2006
		A-25	KDX Minami Semba Dai-2 Building	1,560	0.9%	May 1, 2006
		A-11	Hakata Ekimae-Dai2 Building	1,430	0.8%	August 1, 2005
		A-36	KDX Niigata Building (Note 8)	1,305	0.7%	March 1, 2007
	Total of 36 Office Buildings			103,679	63.1%	—

Residential Properties	Tokyo Metropolitan Area	B-19	Residence Charmante Tsukishima	5,353	3.2%	May 1, 2006
		B-20	Regalo Ochanomizu I&II	3,600	2.1%	May 1, 2006
		B-1	Storia Sirokane	3,150	1.9%	August 1, 2005
		B-2	Tre di Casa Minami Aoyama	2,460	1.4%	August 1, 2005
		B-21	Regalo Shiba-Kouen	2,260	1.3%	May 1, 2006
		B-3	Court Mejiro	1,250	0.7%	August 1, 2005
		B-4	Apartments Motoazabu	1,210	0.7%	August 1, 2005
		B-5	Apartments Wakamatsu-Kawada	1,180	0.7%	August 1, 2005
		B-22	Chigasaki Socie Ni-bankan	1,160	0.7%	May 1, 2006
		B-6	Court Nihonbashi Hakozaki	1,130	0.6%	August 1, 2005
		B-23	Court Nishi-Shinjuku	1,130	0.6%	May 1, 2006
		B-7	Side Denenchofu	1,110	0.6%	August 1, 2005
		B-34	Gradito Kawaguchi	1,038	0.6%	June 30, 2006
		B-8	S-court Yokohama Kannai II	945	0.5%	August 1, 2005
		B-24	Regalo Komazawa-Kouen	912	0.5%	May 1, 2006
		B-9	Court Motoasakusa	880	0.5%	August 1, 2005
		B-25	Court Shin-Okachimachi	878	0.5%	May 1, 2006
		B-11	Bloom Omotesando	875	0.5%	August 1, 2005
		B-13	Human Heim Okachimachi	830	0.5%	August 1, 2005
		B-26	Primo Regalo Kagurazaka	762	0.4%	May 1, 2006
		B-14	Court Shinbashi	748	0.4%	August 1, 2005
		B-27	Primo Regalo Youga	730	0.4%	May 1, 2006
		B-15	Court Suitengu	659	0.4%	August 1, 2005
		B-28	Court Shimouma	638	0.3%	May 1, 2006
	Other Regional Areas	B-29	Ashiya Royal Homes	2,330	1.4%	May 1, 2006
		B-18	Venus Hibarigaoka	1,800	1.0%	December 8, 2005
		B-30	Regalo Ibaraki I& II	1,600	0.9%	May 1, 2006
		B-31	Collection Higashi-Sakura	1,264	0.7%	May 1, 2006
		B-32	Renaissance 21 Hirao Jousui-machi	900	0.5%	May 1, 2006
		B-33	Montore Nishikouen Bay Court	826	0.5%	May 1, 2006
		B-16	Abreast Hara	444	0.2%	August 1, 2005
		B-17	Abreast Hirabari	407	0.2%	August 1, 2005
	Total of 32 Residential Properties			44,459	27.0%	—
Central Urban-Type Retail Properties	Tokyo Metropolitan Area	C-1	Jinnan-zaka Frame	9,900	6.0%	August 1, 2005
		C-2	Yoyogi M Building	2,479	1.5%	September 30, 2005
	Other Regional Areas	C-3	ZARA Tenjin Nishi-dori	3,680	2.2%	May 1, 2006
	Total of 3 Central Urban-Type Retail Properties			16,059	9.7%	—
Total of 71 Properties				164,197	100.0%	Portfolio PML 7.21%

Notes:

1. Figures of less than one million yen are rounded off from acquisition prices, and ratios are rounded off to the first decimal place.
2. The current name of the property is the "Shuwa Dai-san Shiba Park Building." Plans are in place to change the name of the property to the "KDX Shiba-Daimon Building" on September 1, 2007.
3. The current name of the property is the "FSD Building." Plans are in place to change the name of the property to the "KDX Nishi-Gotanda Building" on April 1, 2007.
4. The current name of the property is the "Kairaku Building." Plans are in place to change the name of the property to the "KDX

Okachimachi Building" on June 1, 2007.

5. The current name of the KDX Monzen-Nakacho Building is the "Tokyu Monzen-Nakacho Building." Plans are in place to change the name of the Tokyu Monzen-Nakacho Building to the "KDX Monzen-Nakacho Building" on April 1, 2007.
6. The current name of the KDX Hon-Atsugi Building is the "Sumisei Atsugi Dai-2 Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the building.
7. The current name of the KDX Hachioji Building is the "Sumisei Hachioji Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the building.
8. The current name of the KDX Niigata Building is the "Sumisei Niigata Higashi Odori Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the building.

Translation Purpose Only

March 5, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Debt Financing Interest Rate Determination

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced the details of interest rate and applicable period for debt financing outlined in the following table.

Classification (Note 1)	Balance (Billions of Yen)	Interest Rate (Interest Payment Period)	Drawdown Date	Repayment Date	Remarks
Series 4 (Long-Term)	2.0	1.12182% (Notes 2 & 3) (March 7, 2007 to June 7, 2007)	December 8, 2005	December 7, 2008	Unsecured/ Unguaranteed

Notes:
1. Long-term debt financing refers to debt financing repayable after one year.
2. Three-month yen TIBOR + 0.45%
3. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥2.0 billion. As a result, the interest rate applicable through December 7, 2008 is 1.0975%.

Translation Purpose Only

March 6, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning the Issue of the Investment Corporation Bonds

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced the decision to issue investment corporation bonds through public offering based on the "Resolution Regarding Matters Related to Solicitation of Underwriters for Offered Investment Corporation Bonds" accordance with the resolution at the Board of Directors' meeting held on February 7, 2007. Details are provided as follows.

1. Name of Investment Corporation Bonds

Kenedix Realty Investment Corporation First Series Unsecured Investment Corporation Bonds
(ranking *pari passu* among the Specified Investment Corporation Bonds)
The aforementioned investment corporation bonds shall hereafter be referred to as "First Series Bonds."

Kenedix Realty Investment Corporation Second Series Unsecured Investment Corporation Bonds
(ranking *pari passu* among the Specified Investment Corporation Bonds)
The aforementioned investment corporation bonds shall hereafter be referred to as "Second Series Bonds," and together with the First Series Bonds, as the "the Bonds."

In the following items, matters common to both of the First Series Bonds and Second Series Bonds are not described separately.

2. Total Amount of the Bonds

First Series Bonds: ¥9,000,000,000
Second Series Bonds: ¥3,000,000,000
Total: ¥12,000,000,000

3. Issue Price

¥100 per value of ¥100 for each bond

4. Redemption Price

¥100 per value of ¥100 for each bond

5. Interest Rate

First Series Bonds: 1.74% per annum
Second Series Bonds: 2.37% per annum

6. Denomination of Each Bond
¥100 million

7. Offering Method
Public offering

8. Offering Period
March 6, 2007 (Tuesday)

9. Payment Period
March 15, 2007 (Thursday)

10. Collateral
No secured mortgage or guarantee is applicable to, and no assets are specifically reserved as collateral for, the Bonds.

11. Method of Redemption and Maturity
(1) The total amount of the First Series Bonds and Second Series Bonds shall be redeemed on March 15, 2012 and March 15, 2017, respectively.

(2) The Bonds may be purchased and cancelled at any time on and after the payment date, except for the case the depository otherwise stipulates.

12. Interest Payment Dates
March 15 and September 15, every year

13. Financial Convenants
The negative pledge is applicable to the Bonds.

14. Ratings
A+ (The Japan Credit Rating Agency, Ltd.)
A3 (Moody's Investors Services, Inc.)

15. Depository
Japan Securities Depository Center, Inc.

16. Fiscal Agent, Issuing Agent and Paying Agent
The Chuo Mitsui Trust and Banking Co., Limited

17. Underwriting Securities Companies
First Series Bonds: Mizuho Securities Co., Ltd.
UBS Securities Japan Ltd.
Second Series Bonds: Mizuho Securities Co., Ltd.

18. Use of Funds
Repayment of debt financing

【Other】
Please refer to the press release dated February 7, 2007 for the details of the issuance registration.

This notice is the English translation of the Japanese announcement on our Web site released on March 6, 2007. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

Translation Purpose Only

March 13, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Prepayment of Debt Financing

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision on March 13, 2007, to undertake prepayment of debt financing. Details of the aforementioned are provided as follows.

1. Details of Prepayment Debt Financing

(1) Short-term Debt (Series 11)

(1) Lender : Aozora Bank, Ltd.
(2) Amount : ¥2,000 million
(3) Interest Rate : 0.79091% floating rate of interest (Note)
(4) Drawdown Date : September 20, 2006
(5) Repayment Date : September 20, 2007
(6) Collateral : Unsecured, unguaranteed

Note: The interest rate covers the period commencing January 31, 2007 through April 30, 2007.

(2) Short-term Debt (Series 13-A)

(1) Lender : Sumitomo Mitsui Banking Corporation
(2) Amount : ¥1,000 million
(3) Interest Rate : 0.85636% floating rate of interest (Note)
(4) Drawdown Date : December 1, 2006
(5) Repayment Date : November 30, 2007
(6) Collateral : Unsecured, unguaranteed

Note: The interest rate covers the period commencing February 28, 2007 through March 31, 2007.

(3) Short-term Debt (Series 15-A)

(1) Lender : Sumitomo Mitsui Banking Corporation , The Chuo Mitsui Trust and Banking Co., Limited, The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation
(2) Amount : ¥9,000 million
(3) Interest Rate : 0.92727% floating rate of interest (Note)
(4) Drawdown Date : March 1, 2007

(5) Repayment Date : May 31, 2007
(6) Collateral : Unsecured, unguaranteed

Note: The interest rate covers the period commencing March 1, 2007 through March 31, 2007.

2. Planned Date for Prepayment Date

March 15, 2007

3. Funds of Prepayment

Funds for prepayment of debt financing are planned to be provided from the cash on hand concerning the issuance of the Investment Corporation Bonds on March 15, 2007.

[Attachment]

Total Debt Financing Balance and Status of Investment Corporation Bonds after Issuance of Investment Corporation Bonds and Prepayment of Debt Financing

(Billions of yen)

		Prior to Issuance of Investment Corporation Bonds / Prepayment of Debt Financing	After Issuance of Investment Corporation Bonds / Prepayment of Debt Financing	Change
	Short-Term Debt Financing	28.0	16.0	-12.0
	Long-Term Debt Financing	51.0	51.0	+0
	Total Debt Financing Balance	79.0	67.0	-12.0
	Investment Corporation Bonds	-	12.0	+12.0
Total of Debt Financing and Investment Corporation Bonds		79.0	79.0	+0

Note: Debt financing is classified as either short- or long-term debt. Short-term debt refers to debt financing with a period of less than or equal to one year from the drawdown date to the repayment date.

This notice is the English translation of the Japanese announcement on our Web site released on March 13, 2007. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

Translation Purpose Only

To All Concerned Parties

March 16, 2007

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning the Acquisition of Property (KDX Nishi-Shinjuku Building)

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision today to acquire the following property. Details are provided as follows.

1. Outline of the Acquisition

(1)	Type of Acquisition	:	Real estate (Office Building)
(2)	Property Name	:	KDX Nishi-Shinjuku Building (Note)
(3)	Acquisition Price	:	¥1,500,000,000 (excluding acquisition costs, property tax, city-planning tax, and consumption tax, etc.)
(4)	Date of Contract	:	March 16, 2007
(5)	Scheduled Date of Acquisition	:	April 2, 2007 or the date to be agreed upon by the seller and the Investment Corporation (settlement due date: April 20, 2007).
(6)	Seller	:	Four Individuals (Refer to Item 4. Seller's Profile for details)
(7)	Acquisition Funds	:	Debt financing and cash on hand
(8)	Settlement Method	:	·Deposit ¥10million at the time of conclusion of an agreement. ·Final payment at the time of settlement.
(9)	Source of Acquisition	:	Original network of the Asset Management Company (Direct Acquisition)

Note: The current name of the KDX Nishi-Shinjuku Building is the "N.S. EXCEL Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the building.

The aforementioned KDX Nishi-Shinjuku Building shall hereafter be referred to as "the Property."

2. Reason for Acquisition

The acquisition is made to raise the investment ratio of office buildings in the Tokyo Metropolitan Area, and to further enhance and stabilize the Investment Corporation's overall investment portfolio, in accordance with its Articles of Incorporation and fundamental investment policies.

Prior to its decision, the Investment Corporation undertook due diligence, considering a number of factors including the following.

(1) Area
The Property is located in the Nishi-Shinjuku area, otherwise known as "Shinjuku Fukutoshin", which is recognized as a business district. This area is lined with a variety of office buildings ranging in scale from small to large, around the Tokyo Metropolitan Government and neighboring skyscrapers. Situated approximately five minutes on foot from Nishi-Shinjuku station on the Tokyo Metro Marunouchi Line, six minutes on foot from Shinjuku-Nishiguchi station on the Toei Subway Oedo Line, and nine minutes on foot from Shinjuku station on other JR and Shitetsu lines, the Property boasts excellent accessibility. The Property is nestled along the ward road that is directly linked to the main road, Ome Kaido, which also offers convenient access by car. Based on these features, the Property, as a medium-sized office building targeting small- to medium-scale tenants is deemed easily capable of maintaining occupant stability.

(2) Building
The building offers a highly attractive structure to meet various tenant demands for space, with a standard floor area of approximately 110 tsubo (an approximate double span of 50 tsubo + 60 tsubo). The lease space is roughly symmetrical with a ceiling hight of 2.7m (after the installation of office automation equipment under OA floors), and offers excellent natural lighting provided by the vaulted ceiling in the center of each floor. Compared with other medium-sized office buildings, both its interior and exterior construction are of superior quality, offering such high-grade features as individual air conditioning systems and OA floors.

(3) Tenants
Currently, all 10 spaces comprising the building's five floors are fully occupied with tenants engaged in activities including semiconductor wholesaling, software development, consultating and an internet advertising. Given the convenient access, high-grade building features, appropriate lease spaces, and reasonable rent levels in the central Tokyo, continued demand is expected for back office use by large corporations and from new enterprises in their initial stages. Upon its acquisition of the Property, the Investment Corporation will continue to implement leasing activities appropriate to the Property's characteristics while keeping in mind the rate of tenant turnover with the aim of ensuring a stable future income.

3. Property Details

Property Name		KDX Nishi-Shinjuku Building
Type of Specified Asset		Real Estate
Current Owner / Acquisition Date		Four individuals / July 14, 1972 (Note 1)
Previous Owner / Acquisition Date		Individual / November 4, 1952 (Note 1)
Location (Address)		7-22-45 Nishi-Shinjuku, Shinjuku-ku, Tokyo
Usage		Office, Parking
Type of Structure		Flat-roofed, steel reinforced concrete structure; five above-ground floors
Site Area	Land	626.06 ㎡
	Building	2,017.63 ㎡
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		October 5, 1992
Architect		Kabushikigaisha DAM·DAN Kenchikukikaku·Sekkei Jimusho
Construction Company		Tokai Kogyo Corporation

KENEDIX

Construction Confirmation Authority		Shinjuku-ku, Tokyo
Probable Maximum Loss		7.03% (SOMPO JAPAN RISK MANAGEMENT, INC.)
Acquisition Price		¥1,500,000,000
Appraisal	Appraisal Value	¥1,510,000,000
	Base Date for Appraisal	February 1, 2007
	Appraiser	Nippon Tochi-Tatemono Co., Ltd.
	Details	Please refer to Reference Material 1.
Existence of Secured Interests after Acquisition		None
Masterlease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Number of End Tenants		9 (As of March 16, 2007. The same applies below.)
Total Leasable Floor Area		1,605.72 m²
Total Leased Floor Area		1,605.72 m²
Occupancy Ratio		100.0%
Monthly Rental Income (Excluding Consumption Tax)		¥8,114,356 (Note 2)
Security and Guarantee Deposit		¥67,588,819 (Note 2)
Forecast Net Operating Income		Please refer to Reference Material 2.
Special Considerations	(1) The boundaries of the Property are in conflict with the publicly recorded map. In specific terms, the recorded land location differs from actual conditions. As a result, lot number of a portion of the Property is publicly recorded for land that does not exist. The seller is currently proceeding to have the aforementioned lot number amended in the publicly recorded map as appropriate. (2) Although boundaries between the Property and adjacent properties have been agreed upon, a portion of the written statement that defines such boundaries is in the process of being drafted.	
Other	Notes: 1. The oldest property land acquisition date is shown. 2. Monthly rental income and guarantee deposit information is exclusive of parking facility amounts.	

4. Seller's Profile

Name	Four Individuals
Address	-
Relationship with the Investment Corporation or the Asset Management Company	None
Special Considerations	None

*As of March 16, 2007

*The seller has not granted approval to disclose their names and addresses.

5. Acquirer's (Seller) Profile

The seller (the current owner) of this property is not a special related party of the Investment Corporation.

6. Details of Brokerage

The details of the brokerage firm and the brokerage fee are as follows.

Name of brokerage firm	A major real estate broker
Brokerage fee	¥45,060,000 (excluding consumption tax)
Relationship with the Investment Corporation or the Asset Management Company	None

* The brokerage firm is not a special related party of the Investment Corporation.

7. Interested-Party Transactions

Related to the acquisition of the Property, transactions between the Investment Corporation and interested parties, or between the Investment Corporation and interested-parties as defined under the Asset Management Company's internal rules and regulations, shall fall under the two categories of transactions (1) and (2) below.

Kenedix REIT Management, Inc., bound by its rules as they relate to interested-party transactions, worked to ensure strict compliance with statutory and other regulatory requirements. Furthermore, in order to ensure that the transactions were conducted in an open and fair manner and that the Investment Corporation was not disadvantaged, the Asset Management Company submitted all transactions for deliberation and approval by the Compliance Committee and the Asset Management Committee. Subject to approval, each transaction was then submitted to the Board of Directors for ratification.

In accordance with the Investment Trust Law, the Asset Management Company shall provide a report to the Investment Corporation relating to the interested-party transactions.

(1) Appointment of a Property Management Company

The Investment Corporation plans to execute a property management agreement with Kenedix Advisors Co., Ltd. ("KDA") on the acquisition date. Other parties to the agreement include the Asset Management Company.

KDA qualifies as an interested-party as defined under the Investment Trust Law and the internal rules and regulations of the Asset Management Company. Fees relating to property management remain at the same level as a current property.

Outline of Property Managements Fees:

- Leasing management fees
  Rental income × 2% + Real estate operating income after management overhead expenses and before depreciation × 2%
- Management transfer fees

Property (Trust Beneficiary Interest) Price	Management Transfer Fee (At the Time of Purchase and Sale)
¥1.0 billion and more, and less than ¥3.0 billion	¥2.0 million

(2) Master Lease of the Property

The Investment Corporation plans to execute a master lease agreement with KDA on the acquisition date. Other parties to the agreement include the Asset Management Company.

【Principal agreement terms and conditions】

- Agreement term: From the date of agreement execution through August 1, 2015
- Type of master lease: Pass-through

8. Outlook

There are no revisions to the forecast for the fiscal period ending April 30, 2007, as a result of the acquisition of the Property.

This notice is the English translation of the Japanese announcement on our Web site released on March 16, 2007. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

Attached Materials

① Outline of Property Appraisal
② Projected Cash Flow
③ Building Condition Investigation Report
④ Property Photographs
⑤ Property Portfolio after Acquisition of the Property

Reference Material 1

Outline of Property Appraisal

			Unit : Yen
Appraisal Value			1,510,000,000
Base Date for Appraisal			February 1, 2007
Appraiser			Nippon Tochi-Tatemono Co., Ltd.
Value Calculated Using the Direct Capitalization Method			1,530,000,000
	Gross Operating Revenue		106,123,000
		Maximum Gross Operating Revenue	110,865,000
		Shortfall Attributed to Vacancies	4,742,000
	Operating Expenses		25,715,000
		Administrative and Maintenance Expense	16,904,000
		Taxes and Dues	8,620,000
		Other Expenses	191,000
	Net Operating Income (NOI)		80,408,000
	Capital Expenditure		5,829,000
	Gain on Guarantee Deposit Investment (Note)		1,814,000
	Net Cash Flow (NCF)		76,393,000
	Overall Capitalization Rate (NCF)		5.0%
Value Calculated Using the Discounted Cash Flow Method			1,500,000,000
	Discount Rate		4.8%
	Terminal Capitalization Rate		5.2%
Value Calculated Using the Cost Method			1,170,000,000
	Land		74.74%
	Building		25.26%

Note: Gain on guarantee deposit investment is calculated, based on a property guarantee deposit operating yield of 3.0%

Reference Material 2

Projected Cash Flow

	Unit : Millions of Yen
A. Projected Operating Revenues	105
B. Projected Operating Expenses (excluding depreciation)	30
C. Projected NOI (A-B)	75

Underlying assumptions:

1. The above projected cash flow is an estimate for one year and is exclusive of extraordinary factors of the year of acquisition.
2. Revenues are based on an occupancy ratio of approximately 97%, based on the current occupancy ratio and future changes of occupancy.
3. Expenses include property management fees, taxes and dues, repairs and maintenance expenses, and insurance.

Reference Material 3

Building Condition Investigation Report

	Unit: Yen
Investigation Company	HI International Consultant Co., LTD.
Date of Investigation	January 2007
Repairs, maintenance and renovation expenses required over the next year	11,840,000
Repairs, maintenance and renovation expenses expected to be required within 2-12 years	58,110,000
Unit-in-Place	529,900,000

* The abovementioned investigation company undertakes building assessments for this property such as
  - a diagnosis of building deterioration
  - formulation of a short- and long-term repair and maintenance plan
  - assessment of legal compliance with the Building Standards Law
  - analyses of the existence of hazardous substances and the soil environment

  and submits a building assessment report to the Investment Corporation.

KENEDIX

Reference Material 4

Property Photographs







KENEDIX

Reference Material 5

Property Portfolio after Acquisition of the Property

Type of Use	Area	No.	Property Name	Acquisition Price (Millions of yen) (Note 1)	Ratio (Note 1)	Acquisition Date
Office Buildings	Tokyo Metropolitan Area	A-32	KDX Shiba-Daimon Building (Note 2)	6,090	3.6%	March 1, 2007
		A-13	Belles Modes Building	5,950	3.5%	November 1, 2005
		A-1	Nihonbashi 313 Building	5,940	3.5%	August 1, 2005
		A-16	Toshin 24 Building	5,300	3.1%	May 1, 2006
		A-2	Sogo Hirakawacho Building	5,180	3.1%	August 1, 2005
		A-17	Ebisu East 438 Building	4,640	2.8%	May 1, 2006
		A-3	Higashi-Kayabacho Yuraku Building	4,450	2.6%	August 1, 2005
		A-30	KDX Nishi-Gotanda Building (Note3)	4,200	2.5%	December 1, 2006
		A-4	Noir Hatchobori	3,680	2.2%	August 1, 2005
		A-18	KDX Omori Building	3,500	2.1%	May 1, 2006
		A-19	KDX Hamamatsucho Building	3,460	2.0%	May 1, 2006
		A-29	KDX Higashi-Shinjuku Building	2,950	1.7%	September 1, 2006
		A-20	Dai-ichi Kayabacho Building	2,780	1.6%	May 1, 2006
		A-21	NTB･M Building	2,690	1.6%	May 1, 2006
		A-5	K&Y Building (Southern Plaza)	2,533	1.5%	August 1, 2005
		A-22	KDX Shin-Yokohama Building	2,520	1.5%	May 1, 2006
		A-6	Harajuku F.F. Building	2,450	1.4%	August 1, 2005
		A-27	KDX Kajicho Building	2,350	1.4%	June 3, 2006
		A-15	KDX Hamacho Building	2,300	1.3%	March 16, 2006
		A-7	FIK Minami Aoyama	2,270	1.3%	August 1, 2005
		A-14	KDX Funabashi Building	2,252	1.3%	March 1, 2006
		A-33	KDX Okachimachi Building (Note 4)	2,000	1.2%	March 1, 2007
		A-8	Kanda Kihara Building	1,950	1.1%	August 1, 2005
		A-23	KDX Yotsuya Building	1,950	1.1%	May 1, 2006
		A-9	NNK Building	1,610	0.9%	August 1, 2005
		A-26	Kiba Ocean Building	1,580	0.9%	June 20, 2006
		Not Yet Determined	KDX Nishi-Shinjuku Building (Note 5)	1,500	0.9%	April 2, 2007(planned)
		A-31	KDX Monzen-Nakacho Building (Note 6)	1,400	0.8%	January 19, 2007
		A-34	KDX Hon-Atsugi Building (Note 7)	1,305	0.7%	March 1, 2007
		A-35	KDX Hachioji Building (Note8)	1,155	0.6%	March 1, 2007
		A-28	KDX Nogizaka Building	1,065	0.6%	July 14, 2006
		A-10	Koishikawa Yoshida Building	704	0.4%	August 1, 2005
	Other Regional Areas	A-12	Portus Center Building	5,570	3.3%	September 21, 2005
		A-24	KDX Minami Semba Dai-1 Building	1,610	0.9%	May 1, 2006
		~~A-25~~	~~KDX Minami Semba Dai-2~~	~~1,560~~	~~0.9%~~	~~May 1, 2006~~

			Building			
		A-11	Hakata Ekimae-Dai2 Building	1,430	0.8%	August 1, 2005
		A-36	KDX Niigata Building (Note 9)	1,305	0.7%	March 1, 2007
	Total of 37 Office Buildings			105,179	63.4%	–
Residential Properties	Tokyo Metropolitan Area	B-19	Residence Charmante Tsukishima	5,353	3.2%	May 1, 2006
		B-20	Regalo Ochanomizu I&II	3,600	2.1%	May 1, 2006
		B-1	Storia Sirokane	3,150	1.9%	August 1, 2005
		B-2	Tre di Casa Minami Aoyama	2,460	1.4%	August 1, 2005
		B-21	Regalo Shiba-Kouen	2,260	1.3%	May 1, 2006
		B-3	Court Mejiro	1,250	0.7%	August 1, 2005
		B-4	Apartments Motoazabu	1,210	0.7%	August 1, 2005
		B-5	Apartments Wakamatsu-Kawada	1,180	0.7%	August 1, 2005
		B-22	Chigasaki Socie Ni-bankan	1,160	0.7%	May 1, 2006
		B-6	Court Nihonbashi Hakozaki	1,130	0.6%	August 1, 2005
		B-23	Court Nishi-Shinjuku	1,130	0.6%	May 1, 2006
		B-7	Side Denenchofu	1,110	0.6%	August 1, 2005
		B-34	Gradito Kawaguchi	1,038	0.6%	June 30, 2006
		B-8	S-court Yokohama Kannai II	945	0.5%	August 1, 2005
		B-24	Regalo Komazawa-Kouen	912	0.5%	May 1, 2006
		B-9	Court Motoasakusa	880	0.5%	August 1, 2005
		B-25	Court Shin-Okachimachi	878	0.5%	May 1, 2006
		B-11	Bloom Omotesando	875	0.5%	August 1, 2005
		B-13	Human Heim Okachimachi	830	0.5%	August 1, 2005
		B-26	Primo Regalo Kagurazaka	762	0.4%	May 1, 2006
		B-14	Court Shinbashi	748	0.4%	August 1, 2005
		B-27	Primo Regalo Youga	730	0.4%	May 1, 2006
		B-15	Court Suitengu	659	0.3%	August 1, 2005
		B-28	Court Shimouma	638	0.3%	May 1, 2006
	Other Regional Areas	B-29	Ashiya Royal Homes	2,330	1.4%	May 1, 2006
		B-18	Venus Hibarigaoka	1,800	1.0%	December 8, 2005
		B-30	Regalo Ibaraki I& II	1,600	0.9%	May 1, 2006
		B-31	Collection Higashi-Sakura	1,264	0.7%	May 1, 2006
		B-32	Renaissance 21 Hirao Jousui-machi	900	0.5%	May 1, 2006
		B-33	Montore Nishikouen Bay Court	826	0.4%	May 1, 2006
		B-16	Abreast Hara	444	0.2%	August 1, 2005
		B-17	Abreast Hirabari	407	0.2%	August 1, 2005
	Total of 32 Residential Properties			44,459	26.8%	–
Central Urban-Type Retail Properties	Tokyo Metropolitan Area	C-1	Jinnan-zaka Frame	9,900	5.9%	August 1, 2005
		C-2	Yoyogi M Building	2,479	1.4%	September 30, 2005
	Other Regional Areas	C-3	ZARA Tenjin Nishi-dori	3,680	2.2%	May 1, 2006
	Total of 3 Central Urban-Type Retail Properties			16,059	9.6%	–
Total of 72 Properties				165,697	100.0%	Portfolio PML 7.20%

Notes:

1. Figures of less than one million yen are rounded off from acquisition prices, and ratios are rounded off to the first decimal place.
2. The current name of the property is the "Shuwa Dai-san Shiba Park Building." Plans are in place to change the name of

the property to the "KDX Shiba-Daimon Building" on September 1, 2007.

3. The current name of the property is the "FSD Building." Plans are in place to change the name of the property to the "KDX Nishi-Gotanda Building" on April 1, 2007.
4. The current name of the property is the "Kairaku Building." Plans are in place to change the name of the property to the "KDX Okachimachi Building" on June 1, 2007.
5. The current name of the "KDX Nishi-Shinjuku Building" is the "N.S. EXCEL Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the building.
6. The current name of property is the "Tokyu Monzen-Nakacho Building." Plans are in place to change of the property to the "KDX Monzen-Nakacho Building" on April 1, 2007.
7. The current name of the "KDX Hon-Atsugi Building" is the "Sumisei Atsugi Dai-2 Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the building.
8. The current name of the "KDX Hachioji Building" is the "Sumisei Hachioji Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the building.
9. The current name of the "KDX Niigata Building" is the "Sumisei Niigata Higashi Odori Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the building.

Translation Purpose Only

March 23, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Commitment Line Agreement

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision concerning commitment line agreement with the following lender on March 23, 2007. Details of the commitment line agreement are provided as follows.

1. Purpose of Commitment Line Agreement

The Investment Corporation has decided to conclude commitment line agreement with the lender for the purpose to secure flexible and stable measure for raising capital in order to acquire properties and to repay debts.

2. Details of Commitment Line Agreement

(1)	Lender	:	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(2)	Amount	:	¥2,500 million
(3)	Interest Rate	:	The interest rate shall be calculated based on the three-month yen TIBOR +0.35%.
(4)	Commitment Period	:	March 23, 2007 through March 19, 2008 (including the stated dates)
(5)	Debt Financing Period	:	Maximum period up to one year
(6)	Collateral	:	Unsecured, Unguaranteed

3. Use of Funds

Commitment Line funds shall be used to support the acquisition of real estate or trust beneficiary interests in real estate, to repay debts and payment of associated cost including brokerage fees and taxes.

[Attachment]

Status of Debt Financing Balance and Investment Corporation Bonds

(Billions of yen)

		Balance as of March 23, 2007
	Short-Term Debt Financing (Note)	16.0
	Long-Term Debt Financing	51.0
	Total Debt Financing Balance	67.0
	Investment Corporation Bonds	12.0
Total of Debt Financing and Investment Corporation Bonds		79.0

Note: Debt financing is classified as either short- or long-term debt. Short-term debt refers to debt financing with a period of less than or equal to one year from the drawdown data to the repayment date.

KENEDIX

Translation Purpose Only

March 23, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

(Revised) Notice Concerning the Acquisition of Property
(KDX Hon-Atsugi Building, KDX Hachioji Building, KDX Niigata Building)

Kenedix Realty Investment Corporation revised a part of the press release "Notice Concerning the Acquisition of Property (KDX Hon-Atsugi Building, KDX Hachioji Building, KDX Niigata Building)" dated February 27, 2007.

Revision: 【Reference Material 1】 Outline of Property Appraisal "①KDX Hon-Atsugi Building" (p.10)

【Reference Material 1】

Outline of Property Appraisal

Unit : Yen

	Revised Data	Incorrect Data
Property Name	①KDX Hon-Atsugi Building	①KDX Hon-Atsugi Building
Appraisal Value	1,310,000,000	1,310,000,000
Base Date for Appraisal	February 1, 2007	February 1, 2007
Appraiser	Daiwa Real Estate Appraisal Corporation	Daiwa Real Estate Appraisal Corporation
Value Calculated Using the Direct Capitalization Method	1,330,000,000	1,330,000,000
Gross Operating Revenue	117,984,730	117,864,730
Maximum Gross Operating Revenue	124,140,768	124,020,768
Shortfall Attributed to Vacancies	6,156,038	6,156,038

Operating Expenses		27,807,945	27,804,945
	Administrative and Maintenance Expense	19,675,025	19,672,025
	Taxes and Dues	7,736,800	7,736,800
	Other Expenses	396,120	396,120
Net Operating Income (NOI)		90,176,785	90,059,785
Capital Expenditure		11,799,000	11,799,000
Guarantee Deposit and Lump-sum Investment		1,705,294	1,705,294
Net Cash Flow (NCF)		80,083,079	79,966,079
Overall Capitalization Rate (NCF)		6.0%	6.0%
Value Calculated Using the Discounted Cash Flow Method		1,290,000,000	1,290,000,000
	Discount Rate	5.9%	5.9%
	Terminal Capitalization Rate	6.2%	6.2%
Value Calculated Using the Cost Method		804,000,000	804,000,000
	Land	32.3%	32.3%
	Building	67.7%	67.7%

This notice is the English translation of the Japanese announcement on our Web site released on March 23, 2007. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

Translation Purpose Only

To All Concerned Parties

March 29, 2007

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Debt Financing and Interest-Rate Swap Agreement

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision on March 29, 2007, to undertake debt financing. At the same time, the Investment Corporation decided to execute interest-rate swap agreements. Details of the aforementioned are provided as follows.

1. Rationale

The Investment Corporation has decided to execute debt financing agreements to support the acquisition of trust beneficiary interest in real estate (1 property), and real estate (1 property) and payment of associated costs.

Note: For details regarding the acquisition of real estate (1 property), please refer to the press release, "Notice Concerning the Acquisition of Property (KDX Nishi-Shinjuku Building)," dated March 16, 2007.

2. Details of Debt Financing

(1) Short-term Debt (Series 16-A)

(1)	Lender	:	Aozora Bank, Ltd.
(2)	Amount	:	¥2,000 million
(3)	Interest Rate	:	0.94545% floating rate of interest (Note)
(4)	Drawdown Date	:	April 2, 2007
(5)	Debt Financing Method	:	The Investment Corporation executed the individual debt financing agreement with the aforementioned lender on March 29, 2007.
(6)	Interest Payment Date	:	July 2, 2007 and October 2, 2007
(7)	Repayment Date	:	October 2, 2007
(8)	Repayment Method	:	Principal repayment in full on maturity
(9)	Collateral	:	Unsecured, unguaranteed

Note: The interest rate covers the period commencing April 2, 2007 through July 2, 2007. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.28%. The interest rate after July 2, 2007, shall be disclosed as and when determined.

(2) Short-term Debt (Series 16-B)

(1)	Lender	:	Mitsubishi UFJ Trust and Banking Corporation
(2)	Amount	:	¥1,500 million
(3)	Interest Rate	:	0.96545% floating rate of interest (Note)
(4)	Drawdown Date	:	April 2, 2007
(5)	Debt Financing Method	:	The Investment Corporation executed the individual debt financing agreement with the aforementioned lender on March 29, 2007.
(6)	Interest Payment Date	:	First interest payment on July 2, 2007, and on October 2, 2007, January 2, 2008 and April 2, 2008.
(7)	Repayment Date	:	April 2, 2008
(8)	Repayment Method	:	Principal repayment in full on maturity
(9)	Collateral	:	Unsecured, unguaranteed

Note: The interest rate covers the period commencing April 2, 2007 through July 2, 2007. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.30%. The interest rate after July 2, 2007, shall be disclosed as and when determined.

(3) Short-term Debt (Series 16-L) (Note 1)

(1)	Lender	:	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(2)	Amount	:	¥1,000 million
(3)	Interest Rate	:	1.01545% floating rate of interest (Note 2)
(4)	Drawdown Date	:	April 2, 2007
(5)	Debt Financing Method	:	The Investment Corporation executed the individual debt financing agreement with the aforementioned lender on March 29, 2007.
(6)	Interest Payment Date	:	First interest payment on July 2, 2007, and on October 2, 2007, January 2, 2008 and April 2, 2008.
(7)	Repayment Date	:	April 2, 2008
(8)	Repayment Method	:	Principal repayment in full on maturity
(9)	Collateral	:	Unsecured, unguaranteed

Notes:

1. Debt financing is based on the commitment line agreement which was press released dated March 23, 2007, "Notice Concerning the Commitment Line Agreement".
2. The interest rate covers the period commencing April 2, 2007 through July 2, 2007. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.35%. The interest rate after July 2, 2007, shall be disclosed as and when determined.

(4) Long-term Debt (Series 16-C)

(1)	Lender	:	Sumitomo Mitsui Banking Corporation
(2)	Amount	:	¥2,000 million
(3)	Interest Rate	:	1.06545% floating rate of interest (Note)
(4)	Drawdown Date	:	April 2, 2007
(5)	Debt Financing Method	:	The Investment Corporation executed the individual debt financing agreement with the aforementioned lender on March 29, 2007.
(6)	Interest Payment Date	:	First interest payment on July 2, 2007, and on January 2, April 2, July 2, and October 2 every year thereafter.
(7)	Repayment Date	:	April 2, 2010
(8)	Repayment Method	:	Principal repayment in full on maturity
(9)	Collateral	:	Unsecured, unguaranteed

Note: The interest rate covers the period commencing April 2, 2007 through July 2, 2007. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.40%. The interest rate after July 2, 2007, shall be disclosed as and when determined.

(5) Long-term Debt (Series 16-D)

(1)	Lender	:	The Chuo Mitsui Trust and Banking Co., Limited
(2)	Amount	:	¥2,000 million
(3)	Interest Rate	:	1.11545% floating rate of interest (Note)
(4)	Drawdown Date	:	April 2, 2007
(5)	Debt Financing Method	:	The Investment Corporation executed the individual debt financing agreement with the aforementioned lender on March 29, 2007.
(6)	Interest Payment Date	:	First interest payment on July 2, 2007, and on January 2, April 2, July 2, and October 2 every year thereafter.
(7)	Repayment Date	:	April 2, 2012
(8)	Repayment Method	:	Principal repayment in full on maturity
(9)	Collateral	:	Unsecured, unguaranteed

Note: The interest rate covers the period commencing April 2, 2007 through July 2, 2007. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.45%. The interest rate after July 2, 2007, shall be disclosed as and when determined.

3. Use of Funds

Debt financing shall be used to support the acquisition of trust beneficiary interest in real estate (KDX Ochanomizu Building), and real estate (KDX Nishi-Shinjuku Building) and payment of associated costs.

4. Interest-Rate Swap Agreements

(1) Purpose

The debt financing (Series 16-C and Series 16-D) identified in 2. above shall be undertaken on a floating rate of interest basis. Accordingly, the Investment Corporation has decided to execute interest-rate swap agreements as a hedge against possible increases in future interest rates.

(2) Summary of Interest-Rate Swap Agreement

①	Counterparty	:	Sumitomo Mitsui Banking Corporation
②	Notional Amount	:	¥2,000 million
③	Interest Rate	:	Pay a fixed rate of interest of 1.57375% Receive a floating rate of interest: three-month yen TIBOR+ 0.40%
④	Commencement Date	:	April 2, 2007
⑤	Termination Date	:	April 2, 2010
⑥	Payment Date	:	First interest payment on July 2, 2007, and on January 2, April 2, July 2, and October 2 every year thereafter, and the last payment on April 2, 2010.

①	Counterparty	:	The Chuo Mitsui Trust and Banking Co., Limited
②	Notional Amount	:	¥2,000 million
③	Interest Rate	:	Pay a fixed rate of interest of 1.875% Receive a floating rate of interest: three-month yen TIBOR+ 0.45%
④	Commencement Date	:	April 2, 2007
⑤	Termination Date	:	April 2, 2012
⑥	Payment Date	:	First interest payment on July 2, 2007, and on January 2, April 2, July 2, and October 2 every year thereafter, and the last payment on April 2, 2012.

KENEDIX

【Reference Material】

Total Debt Financing Balance after Additional Debt Financing
and Status of Investment Corporation Bonds

(Billions of yen)

		Balance Prior to Additional Debt Financing	Balance After Additional Debt Financing	Change
	Short-Term Debt Financing (Note1)	16.0	20.5	+ 45.0
	Long-Term Debt Financing (Note2)	51.0	55.0	+ 40.0
	Total Debt Financing Balance	67.0	75.5	+ 85.0
	Investment Corporation Bonds	12.0	12.0	+ 0
Total of Debt Financing and Investment Corporation Bonds		79.0	87.5	+85.0

Notes:

1. Short-term debt refers to debt financing with a period of less than or equal to one year from the drawdown date to the repayment date.

2. Long-term debt refers to debt financing with a period of more than one year from the drawdown date to the repayment date.

KENEDIX

Translation Purpose Only

March 29, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning the Acquisition of Property
(KDX Ochanomizu Building)

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision today to acquire the following property. Details are provided as follows.

1. Outline of the Acquisition

(1)	Type of Acquisition	:	Trust beneficiary interest in real estate
(2)	Property Name	:	KDX Ochanomizu Building (Note)
(3)	Acquisition Price	:	¥6,400,000,000 (excluding acquisition costs, property tax, city-planning tax, and consumption tax, etc.)
(4)	Date of Contract	:	April 2, 2007
(5)	Scheduled Date of Acquisition	:	April 2, 2007
(6)	Seller	:	Yugengaisha Torino (Refer to Item 4. Seller's Profile for details)
(7)	Acquisition Funds	:	Debt financing
(8)	Settlement Method	:	Payment in full on settlement
(9)	Source of Acquisition	:	Support-line (Acquisition from Kenedix Group)

Note: The current name of the KDX Ochanomizu Building is the "Kenkyusha Building." Plans are in place to change the name of the "Kenkyusha Building" to the "KDX Ochanomizu Building" on October 1, 2007.

The aforementioned KDX Ochanomizu *Building* shall hereafter be referred to as "the Property."

2. Reason for Acquisition

The acquisition is made to raise the investment ratio of office buildings in the Tokyo Metropolitan Area, and to further enhance and stabilize the Investment Corporation's overall investment portfolio, in accordance with its Articles of Incorporation and fundamental investment policies.

Prior to its decision, the Investment Corporation undertook due diligence, considering a number of factors including the following.

(1) Area
The Property is a office building located about five minutes on foot from Ochanomizu Station on the JR Chuo Line and Soubu Lines and Tokyo Metro Marunouchi Line, and six minutes on foot from Shin-Ochanomizu Station on the Tokyo Metro Chiyoda Line. The Property is immediately off of Meidai-Dori, a flourishing commercial avenue that extends from in front of Ochanomizu Station to the Jimbocho area. The surrounding area creates a tranquil office environment with many offices flanking quiet, maple tree-lined streets.
The Ochanomizu area where the Property is located contains many universities, various professional schools, hospitals and other facilities. Long known as the Bunkyo district, the area provides excellent access to Tokyo's major business districts. Tokyo Station and Otemachi Station are only one to three stations away from Ochanomizu Station, from which it takes just two to five minutes on any train or subway line. Similarly, Shinjuku Station is only two stations away from Ochanomizu Station, and it takes about 10 minutes on the JR Chuo Line. Due to these locational advantages, demand for office space in the area is expected to remain stable.

(2) Building
The Property is situated on a spacious corner where 8m- and 11m-wide roads intersect each other. The Property is relatively large for a medium-sized office building, having a total floor area of approxiamately 2,300 tsubo and a grandiose appearance. The office spaces in the Property are roughly symmetrical and astylar. The standard floor boasts a leasable floor area of approximately 250 tsubo. These features exemplify the Property's specifications, which help to accommodate tenants who wish to secure large-scale office spaces.

(3) Tenants
Currently, all seven above-ground floors as well as the underground storage room are fully occupied with tenants including companies engaged in printing machinery, office and medical machinery, semiconductor wholesaling and pharmaceuticals. The Investment Corporation aims to maintain and improve both revenue and the occupancy ratio by fully exploiting the benefits of the Property's convenient location and size.

3. Property Details

Property Name		KDX Ochanomizu Building
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		The Chuo Mitsui Trust and Banking Co., Limited
Trust Term		March 27, 2006 to August 1, 2015 (Planned)
Current Owner / Acquisition Date		Yugengaisha Torino / March 27, 2006
Previous Owner / Acquisition Date		Kenkyusha Co. / November 21, 1958 (Note 1)
Location (Address)		2-9 Kanda Surugadai, Chiyoda-ku, Tokyo (Note 2)
Usage		Office, Storage, Retail Shops, Parking, Storage
Type of Structure		Flat-roofed steel-reinforced concrete structure; one underground and seven above-ground floors
Site Area	Land	1,515.28 m²
	Building	7,720.08 m² (Note 3)
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		August 20, 1982
Architect		Kabushikigaisha Nikken Sekkei
Construction Company		Konoike Construction Co., Ltd., others
Construction Confirmation Authority		Tokyo

Probable Maximum Loss		5.35% (SOMPO JAPAN RISK MANAGEMENT, INC.)
Anticipated Acquisition Price		¥6,400,000,000
Appraisal	Appraisal Value	¥6,640,000,000
	Base Date for Appraisal	March 1, 2007
	Appraiser	Japan Real Estate Institute
	Details	Please refer to Reference Material 1.
Existence of Secured Interests after Acquisition		None
Masterlease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Number of End Tenants		7 (As of March 29, 2007. The same applies below.) (Note 1)
Total Leasable Floor Area		5,863.96 m²
Total Leased Floor Area		5,863.96 m²
Occupancy Ratio		100.0%
Monthly Rental Income (Excluding Consumption Tax)		¥32,410,931 (Note 4)
Security and Guarantee Deposit		¥272,264,882 (Note 4)
Forecast Net Operating Income		Please refer to Reference Material 2.
Special Considerations		None
Other		Notes: 1. The oldest property land acquisition date is shown. 2. The residential address of the Property is yet to be determined. 3. The Property has the following attached structures. These attached structures are not included in the total floor area. (Usage: Storage; Type of Structure: Flat-roofed, reinforeced concrete structure one-story building; Floor Area: 13.81 m²) 4. Monthly rental income and guarantee deposit information is exclusive of parking facility amounts.

4. Seller's Profile

Company Name	Yugengaisha Torino
Head Office Address	2-2-9 Shimbashi, Minato-ku, Tokyo
Representative	Naoto Kasuya
Capital	¥3 million
Principal Shareholder	Yugen Sekinin Chukan Hojin Torino
Business Activities	A special purpose company established to acquire, manage and dispose of trust beneficiary interests in real estate and a wholly owned subsidiary of a limited intermediary for the purpose of establishing a pension fund.
Relationship with the Investment Corporation or the Asset Management Company	A related company as defined under the internal regulations of the Asset Management Company (a company that outsources its asset management activities to a related party under the Investment Trust Law).
Special Considerations	None

*As of March 29, 2007

5. Acquirer's (Seller) Profile

The Investment Corporation	Current Owner・Trustee	Previous Owner・Trustee
<Background・Reasons for Acquisition> In accordance with its basic investment principles, the Investment Corporation shall obtain the Property following its determination as a competitive property that will contribute to the Investment Corporation's medium- to long-term profitability. The acquisition price was determined to be appropriate, as it is below the appraisal price determined by Japan Real Estate Institute.	<Company Name/Relationship to Specified Interested Party> Please refer to above 4. Seller's Profile. <Background・Reasons for Acquisition> The Property was acquired for the aim of investment management.	Excluding the specified interested party
<Acquisition Price> ¥6,400 millions (excluding tax)	<Acquisition Price> Omitted owing to the fact that the current trust beneficiary has owned the Property for more than one year.	—
<Date of Acquisition> April 2, 2007	<Date of Acquisition> March 27, 2006	—

6. Details of Brokerage

There are no brokerage firms nor brokerage fees for the Property.

7. Interested-Party Transactions

Related to the acquisition of the Property, transactions between the Investment Corporation and interested parties, or between the Investment Corporation and interested parties as defined under the Asset Management Company's internal rules and regulations, shall fall under the three categories of transactions (1) through (4) below.

Kenedix REIT Management, Inc. ("the Asset Management Company"), bound by its rules as they relate to interested-party transactions, worked to ensure strict compliance with statutory and other regulatory requirements. Furthermore, in order to ensure that the transactions were conducted in an open and fair manner and that the Investment Corporation was not disadvantaged, the Asset Management Company submitted all transactions for deliberation and approval by the Compliance Committee and the Asset Management Committee. Subject to approval, each transaction was then submitted to the Board of Directors for ratification.

In accordance with the Investment Trust Law, the Asset Management Company shall provide a report to the Investment Corporation relating to the interested-party transactions.

(1) Acquisition of Property

The seller of the Property falls under the category of an interested party according to the regulations of the Asset

Management Company concerning interested parties. The seller and the overview of the acquisition are as entered above.

(2) Appointment of a Property Management Company

The Investment Corporation plans to execute a property management agreement with Kenedix Advisors Co., Ltd. ("KDA") on April 2, 2007. Other parties to the agreement include the property trust trustee and the Asset Management Company.

KDA qualifies as an interested-party as defined under the Investment Trust Law and the internal rules and regulations of the Asset Management Company. Fees relating to property management remain at the same level as a current property.

Outline of Property Managements Fees:

- Leasing management fees
  Rental income × 2% + Real estate operating income after management overhead expenses and before depreciation × 2%
- Management transfer fees

Property (Trust Beneficiary Interest) Price	Management Transfer Fee (At the Time of Purchase and Sale)
¥5.0 billion and more, and less than ¥10.0 billion	¥2.4 million

(3) Master Lease of the Property

The Investment Corporation plans to execute a master lease agreement with KDA on April 2, 2007. Other parties to the agreement include the property trust trustee and the Asset Management Company.

【Principal agreement terms and conditions】

- Agreement term: From the date of agreement execution through August 1, 2015
- Type of master lease: Pass-through

(4) Concurrent Liability Assumption Memorandum

The Investment Corporation plans to execute a concurrent liability assumption memorandum with KDA on April 2, 2007. Under the memorandum, the Investment Corporation agrees to assume a concurrent commitment together with KDA to refund security and guarantee deposits which KDA as Master lessee had received from subtenants in connection with the master lease agreement. As compensation for this liability assumption, KDA shall provide to the Investment Corporation an amount equivalent to the total of security and guarantee deposits received.

8. Outlook

There are no revisions to the forecasts for the fiscal periods ending April 30, 2007, as a result of the acquisition of the Property.

APPENDIX

Attached Materials

1. Outline of Property Appraisal
2. Projected Cash Flow
3. Building Condition Investigation Report
4. Property Photographs
5. Property Portfolio after Acquisition of the Property

Reference Material 1

Outline of Property Appraisal

			Unit : Yen
Appraisal Value			6,640,000,000
Base Date for Appraisal			March 1, 2007
Appraiser			Japan Real Estate Institute
Value Calculated Using the Direct Capitalization Method			6,730,000,000
	Gross Operating Revenue		432,376,000
		Maximum Gross Operating Revenue	455,429,000
		Shortfall Attributed to Vacancies	23,053,000
	Operating Expenses		85,834,000
		Administrative and Maintenance Expense	53,988,000
		Taxes and Dues	30,024,000
		Other Expenses	1,822,000
	Net Operating Income (NOI)		346,542,000
	Capital Expenditure		28,950,000
	Gain on Guarantee Deposit Investment (Note)		5,386,000
	Net Cash Flow (NCF)		322,978,000
	Overall Capitalization Rate (NCF)		4.8%
Value Calculated Using the Discounted Cash Flow Method			6,540,000,000
	Discount Rate		4.6%
	Terminal Capitalization Rate		5.0%
Value Calculated Using the Cost Method			6,040,000,000
	Land		84.7%
	Building		15.3%

Note: Gain on guarantee deposit investment is calculated, based on a property guarantee deposit operating yield of 2%

Reference Material 2

Projected Cash Flow

	Unit : Millions of Yen
A. Projected Operating Revenues	432
B. Projected Operating Expenses (excluding depreciation)	94
C. Projected NOI (A-B)	338

Underlying assumptions:

1. The above projected cash flow is an estimate for one year and is exclusive of extraordinary factors of the year of acquisition.
2. Revenues are based on an occupancy ratio of approximately 96%, based on the current occupancy ratio and future changes of occupancy.
3. Expenses include property management fees, taxes and dues, repairs and maintenance expenses, and insurance.

Reference Material 3

Building Condition Investigation Report

	Unit: Yen
Investigation Company	HI International Consultant Co., LTD.
Date of Investigation	January 2007
Repairs, maintenance and renovation expenses required over the next year	55,710,000
Repairs, maintenance and renovation expenses expected to be required within 2-12 years	267,760,000
Unit-in-Place	1,972,000,000

* The abovementioned investigation company undertakes building assessments for this property such as
- a diagnosis of building deterioration
- formulation of a short- and long-term repair and maintenance plan
- assessment of legal compliance with the Building Standards Law
- analyses of the existence of hazardous substances and the soil environment

and submits a building assessment report to the Investment Corporation.

KENEDIX

Reference Material 4

Property Photographs







Reference Material 5

Property Portfolio after Acquisition of the Property

•Property Portfolio includes one other property other than the Property, which were disclosed in the press release "Notice Concerning the Acquisition of Property (KDX Nishi-Shinjuku Building)"disclosed on March 16, 2007.

Type of Use	Area	No.	Property Name	Acquisition Price (Millions of yen) (Note 1)	Ratio (Note1)	Acquisition Date
Office Buildings	Tokyo Metropolitan Area	A-37	KDX Ochanomizu Building (Note 2)	6,400	3.7%	April 2, 2007
		A-32	KDX Shiba-Daimon Building (Note 3))	6,090	3.5%	March 1, 2007
		A-13	Belles Modes Building	5,950	3.4%	November 1, 2005
		A-1	Nihonbashi 313 Building	5,940	3.4%	August 1, 2005
		A-16	Toshin 24 Building	5,300	3.0%	May 1, 2006
		A-2	Sogo Hirakawacho Building	5,180	3.0%	August 1, 2005
		A-17	Ebisu East 438 Building	4,640	2.6%	May 1, 2006
		A-3	Higashi-Kayabacho Yuraku Building	4,450	2.5%	August 1, 2005
		A-30	KDX Nishi-Gotanda Building (Note4)	4,200	2.4%	December 1, 2006
		A-4	Noir Hatchobori	3,680	2.1%	August 1, 2005
		A-18	KDX Omori Building	3,500	2.0%	May 1, 2006
		A-19	KDX Hamamatsucho Building	3,460	2.0%	May 1, 2006
		A-29	KDX Higashi-Shinjuku Building	2,950	1.7%	September 1, 2006
		A-20	Dai-ichi Kayabacho Building	2,780	1.6%	May 1, 2006
		A-21	NTB･M Building	2,690	1.5%	May 1, 2006
		A-5	K&Y Building (Southern Plaza)	2,533	1.4%	August 1, 2005
		A-22	KDX Shin-Yokohama Building	2,520	1.4%	May 1, 2006
		A-6	Harajuku F.F. Building	2,450	1.4%	August 1, 2005
		A-27	KDX Kajicho Building	2,350	1.3%	June 3, 2006
		A-15	KDX Hamacho Building	2,300	1.3%	March 16, 2006
		A-7	FIK Minami Aoyama	2,270	1.3%	August 1, 2005
		A-14	KDX Funabashi Building	2,252	1.3%	March 1, 2006
		A-33	KDX Okachimachi Building (Note 5)	2,000	1.1%	March 1, 2007
		A-8	Kanda Kihara Building	1,950	1.1%	August 1, 2005
		A-23	KDX Yotsuya Building	1,950	1.1%	May 1, 2006
		A-9	NNK Building	1,610	0.9%	August 1, 2005
		A-26	Kiba Ocean Building	1,580	0.9%	June 20, 2006
		A-38	KDX Nishi-Shinjuku Building (Note 6)	1,500	0.8%	April 2, 2007
		A-31	KDX Monzen-Nakacho Building (Note 7)	1,400	0.8%	January 19, 2007
		A-34	KDX Hon-Atsugi Building (Note 8)	1,305	0.7%	March 1, 2007
		A-35	KDX Hachioji Building (Note9)	1,155	0.6%	March 1, 2007
		A-28	KDX Nogizaka Building	1,065	0.6%	July 14, 2006
		A-10	Koishikawa Yoshida Building	704	0.4%	August 1, 2005
		A-12	Portus Center Building	5,570	3.2%	September 21, 2005

Type	Area	No.	Property Name	Acquisition Price	Ratio	Acquisition Date
	Areas	A-24	KDX Minami Semba Dai-1 Building	1,610	0.9%	May 1, 2006
		A-25	KDX Minami Semba Dai-2 Building	1,560	0.9%	May 1, 2006
		A-11	Hakata Ekimae-Dai2 Building	1,430	0.8%	August 1, 2005
		A-36	KDX Niigata Building (Note 10)	1,305	0.7%	March 1, 2007
	Total of 38 Office Buildings			111,579	64.8%	—
Residential Properties	Tokyo Metropolitan Area	B-19	Residence Charmante Tsukishima	5,353	3.1%	May 1, 2006
		B-20	Regalo Ochanomizu I&II	3,600	2.0%	May 1, 2006
		B-1	Storia Sirokane	3,150	1.8%	August 1, 2005
		B-2	Tre di Casa Minami Aoyama	2,460	1.4%	August 1, 2005
		B-21	Regalo Shiba-Kouen	2,260	1.3%	May 1, 2006
		B-3	Court Mejiro	1,250	0.7%	August 1, 2005
		B-4	Apartments Motoazabu	1,210	0.7%	August 1, 2005
		B-5	Apartments Wakamatsu-Kawada	1,180	0.6%	August 1, 2005
		B-22	Chigasaki Socie Ni-bankan	1,160	0.6%	May 1, 2006
		B-6	Court Nihonbashi Hakozaki	1,130	0.6%	August 1, 2005
		B-23	Court Nishi-Shinjuku	1,130	0.6%	May 1, 2006
		B-7	Side Denenchofu	1,110	0.6%	August 1, 2005
		B-34	Gradito Kawaguchi	1,038	0.6%	June 30, 2006
		B-8	S-court Yokohama Kannai II	945	0.5%	August 1, 2005
		B-24	Regalo Komazawa-Kouen	912	0.5%	May 1, 2006
		B-9	Court Motoasakusa	880	0.5%	August 1, 2005
		B-25	Court Shin-Okachimachi	878	0.5%	May 1, 2006
		B-11	Bloom Omotesando	875	0.5%	August 1, 2005
		B-13	Human Heim Okachimachi	830	0.4%	August 1, 2005
		B-26	Primo Regalo Kagurazaka	762	0.4%	May 1, 2006
		B-14	Court Shinbashi	748	0.4%	August 1, 2005
		B-27	Primo Regalo Youga	730	0.4%	May 1, 2006
		B-15	Court Suitengu	659	0.3%	August 1, 2005
		B-28	Court Shimouma	638	0.3%	May 1, 2006
	Other Regional Areas	B-29	Ashiya Royal Homes	2,330	1.3%	May 1, 2006
		B-18	Venus Hibarigaoka	1,800	1.0%	December 8, 2005
		B-30	Regalo Ibaraki I& II	1,600	0.9%	May 1, 2006
		B-31	Collection Higashi-Sakura	1,264	0.7%	May 1, 2006
		B-32	Renaissance 21 Hirao Jousui-machi	900	0.5%	May 1, 2006
		B-33	Montore Nishikouen Bay Court	826	0.4%	May 1, 2006
		B-16	Abreast Hara	444	0.2%	August 1, 2005
		B-17	Abreast Hirabari	407	0.2%	August 1, 2005
	Total of 32 Residential Properties			44,459	25.8%	—
Central Urban-Type Retail Properties	Tokyo Metropolitan Area	C-1	Jinnan-zaka Frame	9,900	5.7%	August 1, 2005
		C-2	Yoyogi M Building	2,479	1.4%	September 30, 2005
	Other Regional Areas	C-3	ZARA Tenjin Nishi-dori	3,680	2.1%	May 1, 2006
	Total of 3 Central Urban-Type Retail Properties			16,059	9.3%	—
Total of 73 Properties				172,097	100.0%	Portfolio PML 7.16%

Notes:

1. Figures of less than one million yen are rounded off from acquisition prices, and ratios are rounded off to the first decimal place.

2. The current name of the property is the "Kenkyusha Building." Plans are in place to change the name of the property to the "KDX Ochanomizu Building" on October 1, 2007.
3. The current name of the property is the "Shuwa Dai-san Shiba Park Building." Plans are in place to change the name of the property to the "KDX Shiba-Daimon Building" on September 1, 2007.
4. The current name of the property is the "FSD Building." Plans are in place to change the name of the property to the "KDX Nishi-Gotanda Building" on April 1, 2007.
5. The current name of the property is the "Kairaku Building." Plans are in place to change the name of the property to the "KDX Okachimachi Building" on June 1, 2007.
6. The current name of the "KDX Nishi-Shinjuku Building" is the "N.S. EXCEL Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the building.
7. The current name of the "KDX Monzen-Nakacho Building" is the "Tokyu Monzen-Nakacho Building." Plans are in place to change the name of the Tokyu Monzen-Nakacho Building to the "KDX Monzen-Nakacho Building" on April 1, 2007.
8. The current name of the "KDX Hon-Atsugi Building" is the "Sumisei Atsugi Dai-2 Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the building.
9. The current name of the "KDX Hachioji Building" is the "Sumisei Hachioji Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the building.
10. The current name of the "KDX Niigata Building" is the "Sumisei Niigata Higashi Odori Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the building.

Translation Purpose Only

March 29, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning the Change of the Company Regulations (Management Guidelines) of the Asset Management Company

Kenedix Realty Investment Corporation ("the Investment Corporation") announced that the Board of Directors of Kenedix REIT Management, Inc. ("the Asset Management Company"), the asset management company for the Investment Corporation, resolved to change the management guidelines contained in its company regulations. Details are as follows.

1. Overview

The Asset Management Company has changed its management guidelines in order to have a greater range of fund management method options, and may, in addition to an ordinary non-interest bearing debt account and an ordinary savings account, and also deposit surplus funds in a time-deposit account or a negotiable certificate of deposit account for the Investment Corporation.

2. Change in the Management Guidelines

Article 34.1 Supervision of Cash Equivalent

Before the Change in Management Guidelines	After the Change in Management Guidelines
Surplus funds (within specific accounts of the Investment Corporation and within trust accounts of trust beneficially interests in real estate) belonging to the Investment Corporation shall be deposited in an ordinary non-interest bearing account (an ordinary account that is covered by the deposit insurance system for the full value of the deposit) or an ordinary account of a bank that has a short-term debt rating of P-2 or higher by Moody's Investors Service, Inc.	Surplus funds (within specific accounts of the Investment Corporation and within trust accounts of trust beneficially interests in real estate) belonging to the Investment Corporation shall be deposited in an ordinary non-interest bearing account (an ordinary account that is covered by the deposit insurance system for the full value of the deposit), an ordinary account, a time-deposit account, or a negotiable certificate of deposit of a bank that has a short-term debt rating of P-2 or higher by Moody's Investors Service, Inc.

3. Details of the Change

As a result of the change to the management guidelines, the Investment Corporation now has a greater range of fund management method options and may, in addition to an ordinary non-interest bearing debt account and an ordinary savings account, also deposit surplus funds in a time-deposit account or a negotiable certificate of deposit.

This notice is the English translation of the Japanese announcement on our Web site released on March 29, 2007. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

Translation Purpose Only

March 29, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning the Change of Property Name

Kenedix Realty Investment Corporation ("the Investment Corporation") announced to change the name of 13 properties. Details are provided as follows.

1. Property Name and Effective Date

Property No.	New Property Name	Current Property Name	Effective Date
A-1	KDX Nihonbashi 313 Building	Nihonbashi 313 Building	April 1, 2007
A-2	KDX Hirakawacho Building	Sogo Hirakawacho Building	April 1, 2007
A-4	KDX Hatchobori Building	Noir Hatchobori	April 1, 2007
A-5	KDX Nakano-Sakaue Building	K&Y Building (Southern Plaza)	April 1, 2007
A-9	KDX Shinjuku-Gyoen Building	NNK Building	April 1, 2007
A-10	KDX Koishikawa Building	Koishikawa Yoshida Building	April 1, 2007
A-13	KDX Koujimachi Building	Belles Modes Building	April 1, 2007
A-21	KDX Shinbashi Building	NTB·M Building	April 1, 2007
A-26	KDX Kiba Building	Kiba Ocean Building	April 1, 2007
A-30	KDX Nishi-Gotanda Building	FSD Building	April 1, 2007
A-31	KDX Monzen-Nakacho Building	Tokyu Monzen-Nakacho Building	April 1, 2007
A-36	KDX Niigata Building	Sumisei Niigata Higashi Odori Building	April 1, 2007
C-2	KDX Yoyogi Building	Yoyogi M Building	April 1, 2007

2. Reason for Changing its Name

The decision to change the property's name was based on efforts to more closely identify the building as a property owned and managed by the Kenedix Group, and to maintain and enhance competitive advantage by raising awareness within the leasing market.

This notice is the English translation of the Japanese announcement on our Web site released on March 29, 2007. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

Translation Purpose Only

April 2, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Property Acquisition Settlements

Kenedix Realty Investment Corporation ("the Investment Corporation") announced that it completed settlement for the acquisition of the following property on April 2, 2007.

1. Details of the Acquisition

Property No.	Property Name	Type	Area	Acquisition Price (Millions of Yen) (Note)
A-38	KDX Nishi-Shinjuku Building	Office Building	Tokyo Metropolitan Area	1,500

Note: Excluding acquisition costs, property tax, city-planning tax, and consumption tax, etc.

Please refer to the press release, "Notice Concerning the Acquisition of Property (KDX Nishi-Shinjuku Building)," dated March 16, 2007, for the details of the property.

The aforementioned property acquired shall hereafter be referred to as "the Property."

2. Details of the Special Considerations

"Special Considerations" stated under "3. Property Details" in the press relese dated March 16, 2007, shall be amended as follows.

Statement in Press Release dated March 16	Amended Statement	Reasons for Amendments
(1) The boundaries of the Property are in conflict with the publicly recorded map. In specific terms, the recorded land location differs from actual conditions. As a result, lot number of a	(1) The boundaries of the Property are in conflict with the publicly recorded map. In specific terms, the recorded land location differs from actual conditions. (The latter part deleted)	(1) The lot number publicly recorded for land that does not exsist has been removed from the publicly recorded map.

portion of the Property is publicly recorded for land that does not exist. The seller is currently proceeding to have the aforementioned lot number amended in the publicly recorded map as appropriate.		
(2) Although boundaries between the Property and adjacent properties have been agreed upon, a portion of the written statement that defines such boundaries is in the process of being drafted.	(2) Deleted	(2) The relevant portion of the written statement has been completed.

This notice is the English translation of the Japanese announcement on our Web site released on April 2, 2007. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

Attached Materials

Property Portfolio after Acquisition of the Property

Reference Material

Property Portfolio after Acquisition of the Property

*Property Portfolio includes one other property other than the Property, which was disclosed in the press release "Notice Concerning the Acquisition of Property (KDX Ochanomizu Building)"disclosed on March 29, 2007.

Type of Use	Area	No.	Property Name	Acquisition Price (Millions of yen) (Note 1)	Ratio (Note1)	Acquisition Date
Office Buildings	Tokyo Metropolitan Area	A-37	KDX Ochanomizu Building (Note 2)	6,400	3.7%	April 2, 2007
		A-32	KDX Shiba-Daimon Building (Note 3)	6,090	3.5%	March 1, 2007
		A-13	KDX Kojimachi Building	5,950	3.4%	November 1, 2005
		A-1	KDX Nihonbashi 313 Building	5,940	3.4%	August 1, 2005
		A-16	Toshin 24 Building	5,300	3.0%	May 1, 2006
		A-2	KDX Hirakawacho Building	5,180	3.0%	August 1, 2005
		A-17	Ebisu East 438 Building	4,640	2.6%	May 1, 2006
		A-3	Higashi-Kayabacho Yuraku Building	4,450	2.5%	August 1, 2005
		A-30	KDX Nishi-Gotanda Building	4,200	2.4%	December 1, 2006
		A-4	KDX Hatchobori Building	3,680	2.1%	August 1, 2005
		A-18	KDX Omori Building	3,500	2.0%	May 1, 2006
		A-19	KDX Hamamatsucho Building	3,460	2.0%	May 1, 2006
		A-29	KDX Higashi-Shinjuku Building	2,950	1.7%	September 1, 2006
		A-20	Dai-ichi Kayabacho Building	2,780	1.6%	May 1, 2006
		A-21	KDX Shinbashi Building	2,690	1.5%	May 1, 2006
		A-5	KDXZ Nakano-Sakaue Building	2,533	1.4%	August 1, 2005
		A-22	KDX Shin-Yokohama Building	2,520	1.4%	May 1, 2006
		A-6	Harajuku F.F. Building	2,450	1.4%	August 1, 2005
		A-27	KDX Kajicho Building	2,350	1.3%	June 3, 2006
		A-15	KDX Hamacho Building	2,300	1.3%	March 16, 2006
		A-7	FIK Minami Aoyama	2,270	1.3%	August 1, 2005
		A-14	KDX Funabashi Building	2,252	1.3%	March 1, 2006
		A-33	KDX Okachimachi Building (Note 4)	2,000	1.1%	March 1, 2007
		A-8	Kanda Kihara Building	1,950	1.1%	August 1, 2005
		A-23	KDX Yotsuya Building	1,950	1.1%	May 1, 2006
		A-9	KDX Shinjuku-Gyoen Building	1,610	0.9%	August 1, 2005
		A-26	KDX Kiba Building	1,580	0.9%	June 20, 2006
		A-38	KDX Nishi-Shinjuku Building (Note 5)	1,500	0.8%	April 2, 2007
		A-31	KDX Monzen-Nakacho Building	1,400	0.8%	January 19, 2007
		A-34	KDX Hon-Atsugi Building (Note 6)	1,305	0.7%	March 1, 2007
		A-35	KDX Hachioji Building (Note 7)	1,155	0.6%	March 1, 2007
		A-28	KDX Nogizaka Building	1,065	0.6%	July 14, 2006
		A-10	KDX Koishikawa Building	704	0.4%	August 1, 2005
	Other Regional Areas	A-12	Portus Center Building	5,570	3.2%	September 21, 2005
		A-24	KDX Minami Semba Dai-1 Building	1,610	0.9%	May 1, 2006

		A-25	KDX Minami Semba Dai-2 Building	1,560	0.9%	May 1, 2006
		A-11	Hakata Ekimae-Dai2 Building	1,430	0.8%	August 1, 2005
		A-36	KDX Niigata Building	1,305	0.7%	March 1, 2007
	Total of 38 Office Buildings			111,579	64.8%	–
Residential Properties	Tokyo Metropolitan Area	B-19	Residence Charmante Tsukishima	5,353	3.1%	May 1, 2006
		B-20	Regalo Ochanomizu I&II	3,600	2.0%	May 1, 2006
		B-1	Storia Sirokane	3,150	1.8%	August 1, 2005
		B-2	Tre di Casa Minami Aoyama	2,460	1.4%	August 1, 2005
		B-21	Regalo Shiba-Kouen	2,260	1.3%	May 1, 2006
		B-3	Court Mejiro	1,250	0.7%	August 1, 2005
		B-4	Apartments Motoazabu	1,210	0.7%	August 1, 2005
		B-5	Apartments Wakamatsu-Kawada	1,180	0.6%	August 1, 2005
		B-22	Chigasaki Socie Ni-bankan	1,160	0.6%	May 1, 2006
		B-6	Court Nihonbashi Hakozaki	1,130	0.6%	August 1, 2005
		B-23	Court Nishi-Shinjuku	1,130	0.6%	May 1, 2006
		B-7	Side Denenchofu	1,110	0.6%	August 1, 2005
		B-34	Gradito Kawaguchi	1,038	0.6%	June 30, 2006
		B-8	S-court Yokohama Kannai II	945	0.5%	August 1, 2005
		B-24	Regalo Komazawa-Kouen	912	0.5%	May 1, 2006
		B-9	Court Motoasakusa	880	0.5%	August 1, 2005
		B-25	Court Shin-Okachimachi	878	0.5%	May 1, 2006
		B-11	Bloom Omotesando	875	0.5%	August 1, 2005
		B-13	Human Heim Okachimachi	830	0.4%	August 1, 2005
		B-26	Primo Regalo Kagurazaka	762	0.4%	May 1, 2006
		B-14	Court Shinbashi	748	0.4%	August 1, 2005
		B-27	Primo Regalo Youga	730	0.4%	May 1, 2006
		B-15	Court Suitengu	659	0.3%	August 1, 2005
		B-28	Court Shimouma	638	0.3%	May 1, 2006
	Other Regional Areas	B-29	Ashiya Royal Homes	2,330	1.3%	May 1, 2006
		B-18	Venus Hibarigaoka	1,800	1.0%	December 8, 2005
		B-30	Regalo Ibaraki I& II	1,600	0.9%	May 1, 2006
		B-31	Collection Higashi-Sakura	1,264	0.7%	May 1, 2006
		B-32	Renaissance 21 Hirao Jousui-machi	900	0.5%	May 1, 2006
		B-33	Montore Nishikouen Bay Court	826	0.4%	May 1, 2006
		B-16	Abreast Hara	444	0.2%	August 1, 2005
		B-17	Abreast Hirabari	407	0.2%	August 1, 2005
	Total of 32 Residential Properties			44,459	25.8%	–
Central Urban-Type Retail Properties	Tokyo Metropolitan Area	C-1	Jinnan-zaka Frame	9,900	5.7%	August 1, 2005
		C-2	KDX Yoyogi Building	2,479	1.4%	September 30, 2005
	Other Regional Areas	C-3	ZARA Tenjin Nishi-dori	3,680	2.1%	May 1, 2006
	Total of 3 Central Urban-Type Retail Properties			16,059	9.3%	–
Total of 73 Properties				172,097	100.0%	Portfolio PML 7.16%

Notes:

1. Figures of less than one million yen are rounded off from acquisition prices, and ratios are rounded off to the first decimal place.

2. The current name of the property is the "Kenkyusha Building." Plans are in place to change the name of the property to the "KDX Ochanomizu Building" on October 1, 2007.
3. The current name of the property is the "Shuwa Dai-san Shiba Park Building." Plans are in place to change the name of the property to the "KDX Shiba-Daimon Building" on September 1, 2007.
4. The current name of the property is the "Kairaku Building." Plans are in place to change the name of the property to the "KDX Okachimachi Building" on June 1, 2007.
5. The current name of the "KDX Nishi-Shinjuku Building" is the "N.S. EXCEL Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the building.
6. The current name of the "KDX Hon-Atsugi Building" is the "Sumisei Atsugi Dai-2 Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the building.
7. The current name of the "KDX Hachioji Building" is the "Sumisei Hachioji Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the building.

KENEDIX

Translation Purpose Only

April 9, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning the Change in the Related-Party Transaction Rules of the Company Regulations of the Asset Management Company

Kenedix Realty Investment Corporation ("the Investment Corporation") announced that the Board of Directors of Kenedix REIT Management, Inc. ("the Asset Management Company"), the asset management company for the Investment Corporation, resolved to change the related-party transaction rules contained in its company regulations. Details are as follows.

1. New Rules with Respect to the Acquisition of Properties

(1) With respect to acquisition of real estate, real estate leasehold rights, land rights or easements, or trust beneficiary interests in real estate, land leasehold rights, land rights or easements being acquired from a related party as defined in the rules, such property interest or right shall not be acquired for more than the appraisal value determined by an appraiser. The aforementioned appraiser shall not be a related-party of the Asset Management Company.

(2) In the event that the acquisition of property is made through the pre-acquisition services provided by Kenedix, Inc., the sponsor company, pursuant to the "Memorandum of Understanding with Kenedix, Inc. and Kenedix Advisors Co., Ltd.", and the Investment Corporation accordingly acquires assets from Kenedix, Inc. or a wholly-owned entity of Kenedix, Inc., the above restriction in (1) does not apply.

(3) In the event the acquisition of the property is as described in (2) above, such acquisition must be approved by the Compliance Committee and Asset Management Committee and then granted approval at a meeting of the Board of Directors, just as other related-party transactions.

2. Other Changes

Revisions and unification of other clauses

3. Reference

Definition for the acquisition of property through the pre-acquisition services provided by Kenedix, Inc. pursuant to the "Memorandum of Understanding with Kenedix, Inc. and Kenedix Advisors Co., Ltd."

The Asset Management Company may request Kenedix, Inc. to purchase and hold a property owned or managed by other parties than Kenedix, Inc., Kenedix Advisors Co., Ltd., the Investment Corporation and the Asset Management Company, with a view to reselling that property to the Investment Corporation. In the event that Kenedix, Inc. accepts such a request and purchases the property directly or indirectly through a wholly owned entity, the Investment Corporation is granted the first option to acquire such property.

Translation Purpose Only

April 9, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Revisions to the Memorandum of Understanding with Kenedix, Inc. and Kenedix Advisors Co., Ltd.

Kenedix Realty Investment Corporation ("the Investment Corporation") and Kenedix REIT Management, Inc. ("the Asset Management Company") have revised the Memorandum of Understanding with Kenedix, Inc. and Kenedix Advisors Co., Ltd. Details are as follows.

1. Overview of Revisions

The Memorandum of Understanding was first concluded on May 31, 2005 (hereafter "the Previous Memorandum of Understanding"), between the Investment Corporation, the Asset Management Company, Kenedix, Inc. and Kenedix Advisors Co., Ltd. (hereafter "the contracting parties"). The Memorandum of Understanding was revised (hereafter "the Revised Memorandum of Understanding") by the contracting parties on April 9, 2007.

The Revised Memorandum of Understanding is in effect as of today, and accordingly, the Previous Memorandum of Understanding will become invalid.

2. Reasons for Revision

As the sponsor company, Kenedix, Inc. has provided property information and support staff to the Investment Corporation and the Asset Management Company. With this support as well as the independent activities of its Asset Management Company, the Investment Corporation was publicly listed in July 2005 and has grown steadily since then, raising its standing within the Kenedix Group.

As a result of negotiations with Kenedix, Inc. and Kenedix Advisors Co., Ltd., the Investment Corporation received increased preferential rights to property information, giving it strengthened asset acquisition capability and restructuring the Group's flow of real estate information. The parties agreed to revise the Previous Memorandum of Understanding in order to reflect these changes.

3. Details of the Changes

(1) When Kenedix, Inc. receives information regarding any available property that in its reasonable opinion meets our investment criteria, including properties under development, from parties other than the contracting parties, the Asset Management Company has first preferential rights to such information.
(Details of the Previous Memorandum of Understanding: The Investment Corporation had second preferential rightsafter certain pension funds to such property information acquired by Kenedix, Inc.)

(2) In the event that Kenedix, Inc. disposes of a property that in its reasonable opinion meets our investment criteria, including properties under development or properties that it owns, the Asset Management Company has first preferential negotiating rights with respect to such properties. (Details of the Previous Memorandum of Understanding: The Investment Corporation had second preferential negotiating rights with respect to such properties after certain pension funds)

(3) As long as the Investment Corporation and the Asset Management Company continue to not invest in new residential properties, the Revised Memorandum of Understanding will not apply with respect to residential properties.

The Revised Memorandum of Understanding reflects the strengthening relationship between the Investment Corporation and the Kenedix Group.

Please refer to the attachment for further details of the Revised Memorandum of Understanding (excerpted).

This notice is the English translation of the Japanese announcement on our Web site released on April 9, 2007. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

Attachment

Revised Memorandum of Understanding (excerpted)

1. First Preference to Property Information Acquired by Kenedix, Inc.

When Kenedix, Inc. receives information regarding any available property, including properties under development (hereafter "property information") from parties other than the contracting parties, Kenedix, Inc. will undergo the following unless otherwise prohibited by law or regulations or contracts to which it is a party.

(a) In the event the property information meets the Investment Corporation's investment criteria, Kenedix, Inc. has agreed to preferentially provide information on such property to the Asset Management Company.

(b) When providing property information pursuant to the previous paragraph, until Kenedix, Inc. becomes capable of reasonably determining that it is difficult to sell such property to the Investment Corporation, Kenedix, Inc. has agreed not to provide such information to parties other than the Asset Management Company or to acquire the property for itself, excluding the circumstances of utilizing the acquisition of property through the pre-acquisition services described in 5., below.

2. First Preference Negotiating Rights for Properties Owned by Kenedix, Inc.

In the event that Kenedix, Inc. disposes of a property that is owned by (a) Kenedix, Inc., (b) its wholly owned entity, (c) a fund fully financed by Kenedix, Inc., or (d) a fund fully financed by a wholly owned entity such as a *tokumei-kumiai* fund, or of a property that is planned for acquisition (excluding properties held by Kenedix, Inc. in response to pre-acquisition holding requests made by the Asset Management Company, as defined in 5. Property Pre-Acquisition Support below, hereafter collectively a "Kenedix Property"), Kenedix, Inc. shall observe the following procedures, provided that the resale of a Kenedix Property to the Investment Corporation is not prohibited by agreements, pacts, laws and regulations with which Kenedix, Inc. must comply.

(a) When such Kenedix Property information meets the Investment Corporation's investment criteria, Kenedix, Inc. has agreed to grant the Asset Management Company preferential negotiating rights for such property.

(b) Kenedix, Inc. has agreed not to offer to sell such property to parties other than the Asset Management Company during the negotiation period.

(c) In the event that Kenedix, Inc. and the Asset Management Company do not reach an agreement for the sale and purchase of such property during the negotiation period, Kenedix, Inc. may offer such property to a party other than the Asset Management Company after giving it notice.

3. Information regarding Properties Owned by Kenedix Private Placement Funds

In the event that Kenedix, Inc. disposes of a property that is owned by a real estate investment fund for which it serves as the asset management company (excluding any funds referred to in 2. First Preference Negotiating Rights for Properties Owned by Kenedix, Inc.) and, in its reasonable opinion, meets the Investment Corporation's investment criteria, Kenedix, Inc. has agreed to provide information regarding such property to the Asset Management Company no later than the time it provides such information to parties other than the Asset Management Company, unless otherwise prohibited by law or regulations or contracts to which it is a party.

4. First Preference to Properties Owned by Kenedix Advisors' Pension Funds

In the event that Kenedix Advisors Co., Ltd. disposes of a property that is owned by a pension fund (hereafter "real estate pension funds"), Kenedix Advisors Co., Ltd. will undergo the following unless otherwise prohibited by law or regulations or contracts to which it is a party.

(a) In the event that Kenedix Advisors Co., Ltd. reasonably determines that such property meets the Investment Corporation's investment criteria, Kenedix Advisors Co., Ltd. has agreed to preferentially offer to sell such property to the Asset Management Company.

(b) Kenedix Advisors Co., Ltd. has agreed not to offer to sell such property to parties other than the Asset Management Company during the negotiation period. In negotiations during such period, the Asset Management Company may make proposals to Kenedix, Inc., with regard to investment planning and asset management.

(c) In the event that Kenedix Advisors Co., Ltd. and the Asset Management Company do not reach an agreement for the sale and purchase of the property during the negotiation period, Kenedix Advisors Co., Ltd. may offer such property to a third party after giving notice to the Asset Management Company.

5. Property Pre-Acquisition Support

The Asset Management Company may request Kenedix, Inc. to purchase and hold a property owned or managed by a third party with a view to reselling it to the Investment Corporation. In the event that Kenedix, Inc. accepts such a request and purchases the property directly or indirectly through a wholly owned entity, the Investment Corporation is granted the first option to purchase such property for one year following the acquisition, and Kenedix, Inc. may not offer such property to any party other than the Asset Management Company during such period.

KENEDIX

Translation Purpose Only

April 13, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning the Sales of Properties
(Court Shinbashi and Court Suitengu)

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision on April 13, 2007 to sell Court Shinbashi and Court Suitengu. Details are provided as follows.

1. Outline

(1)	Type of Assets for Sale	:	Trust beneficiary interests in real estate
(2)	Property Names	:	① Court Shinbashi ② Court Suitengu
(3)	Sales Prices	:	① ¥895,000,000 ② ¥708,000,000 (Excluding sales costs, adjusted amounts for property and city-planning tax, consumption tax, regional consumption tax and other imposts)
(4)	Book Values	:	① ¥765,156,690 ②¥679,109,033 (Book values as of October 31, 2006)
(5)	Differences between Sales Prices and Book Values	:	① ¥129,843,310 ②¥28,890,967
(6)	Purchase and Sale Agreement Execution Date	:	April 16, 2007 (①&②)
(7)	Settlement Date	:	April 20, 2007 or the date to be agreed upon by the buyer and the Investment Corporation (settlement due date: April 27, 2007)(①&②)
(8)	Buyer	:	Godo Kaisha UR IV (①&②) (Please refer to 4. "Buyer's Profile" for details)
(9)	Settlement Method	:	The aforementioned trust beneficiary interests in ①&② will be transferred to the buyer.
(10)	Method of Buyer Selection	:	A major real estate broker was appointed as intermediary and seller of the subject trust beneficiary interests. This real estate broker selected a buyer from among numerous candidates.

The aforementioned assets for sale shall hereafter be referred to as "the Properties."

2. Reasons for Sale

The decision to sell the Properties is consistent with the Investment Corporation's basic investment policy and stance outlined in its Articles of Incorporation and fundamental investment policies, and comprehensively takes into consideration its overall current and future portfolio development policy and individual real estate market trends (including conditions for competing properties, leasing and other factors).

3. Details of Properties for Planned Sale

Property Name		Court Shinbashi
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mitsubishi UFJ Trust and Banking Corporation
Trust Term		April 7, 2004 to August 1, 2015
Location (Address)		5-33-7 Shimbashi, Minato-ku, Tokyo
Usage		Residential complex, Retail shops
Type of Structure		Flat-roofed, steel reinforced concrete structure; six above-ground floors
Site Area	Land	303.58 m²
	Building	1,212.74 m²
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		December 8, 1997
Acquisition Date		August 1, 2005
Acquisition Price		¥748,000,000
Survey Value (Registered Appraiser)		¥800,000,000 (As of March 19, 2007) Appraiser : Tanizawa Sogo Appraisal Co., Ltd.
Number of End Tenants		5 (As of March 31, 2007. The same applies below.)
Total Leasable Floor Area / Total Number of Leasable Units		939.60 m² / 35 units including one retail shop
Total Leased Floor Area / Total Number of Leased Units		939.60 m² / 35 units including one retail shop
Occupancy Ratio (Total Leased Floor Area Basis)		100.0 %

Property Name		Court Suitengu
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mitsubishi UFJ Trust and Banking Corporation
Trust Term		September 30, 2003 to August 1, 2015
Location (Address)		2-11-4 Nihonbashi-Kakigaracho, Chuo-ku, Tokyo
Usage		Residential complex
Type of Structure		Flat-roofed, steel reinforced concrete structure; seven above-ground floors
Site Area	Land	243.79 m²
	Building	1,091.82 m²
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		July 10, 2003
Acquisition Date		August 1, 2005
Acquisition Price		¥659,000,000
Survey Value (Registered Appraiser)		¥671,000,000 (As of March 19, 2007) Appraiser : Tanizawa Sogo Appraisal Co., Ltd.
Number of End Tenants		32 (As of March 31, 2007. The same applies below.)
Total Leasable Floor Area / Total Number of Leasable Units		933.03 m² / 37 units
Total Leased Floor Area / Total Number of Leased Units		800.96 m² / 33 units

Occupancy Ratio (Total Leased Floor Area Basis)	85.8%

4. Buyer's Profile

Company Name	Godo Kaisha UR IV
Head Office Address	1-12-32 Akasaka, Minato-ku, Tokyo
Representative	1-12-32 Akasaka, Minato-ku, Tokyo UIH. Ltd. Office Representative, Kentaro Takeichi
Sponsor Company	UIH. Ltd.
Capital	¥1.5 million
Business Activities	1. Acquisition, holding and disposing of real estate 2. Leasing and management of real estate 3. Acquisition, holding and disposing of trust beneficiary interests in real estate 4. Accessory or related business concerning the aforementioned business
Relationship with the Investment Corporation	None
Special Considerations	Godo Kaisha UR IV is a wholly owned subsidiary of limited liability intermediary UIH. Ltd., which manages a fund to which Capital Advisers Co., Ltd. makes capital contributions.

*As of April 13, 2007

5. Sale Schedule

April 13, 2007	Decision to sell the Properties
April 16, 2007	Execution of trust beneficiary interest purchase and sale agreements, receipt of deposit (Note)
April 20, 2007 or the date to be agreed upon by the buyer and the Investment Corporation (settlement due date: April 27, 2007)	Settlement, sale of trust beneficiary interests

Note: Deposit of ¥100 million for total of the two properties shall be paid to the seller from the buyer at the time of conclusion of an agreement. This payment shall not attract interest and shall be used as partial payment on the settlement date.

6. Asset Management Fees

The Investment Corporation shall pay a sales commission to the Asset Management Company in connection with the sale of subject trust beneficiary interests in real estate in accordance with the Asset Management Agreement.

Sales commission: An amount equivalent to 0.5% of the sales prices identified in 1 (3) preceding.
Date of payment: Within one month after the settlement date.

7. Details of Brokerage

The details of the brokerage firm and the brokerage fee are as follows.

Name of brokerage firm	A domestic major brokerage firm
Brokerage fee	Disclosure of the details was unapproved by the brokerage firm.
Relationship with the Investment Corporation or the Asset Management Company	None

* The brokerage firm is not a special related party of the Investment Corporation.

8. Interested-Party Transactions

The subject sale of trust beneficiary interests in real estate does not constitute an interested-party transaction.

The Investment Corporation shall pay a fee to Kenedix Advisors Co., Ltd. pursuant to the Property Management Agreement executed between the parties on August 1, 2005 in connection with the sale of the subject trust

beneficiary interests in real estate and the subsequent transfer in management control. These fees are ¥1.8 million for Court Shinbashi and ¥1.8 million for Court Suitengu. This fee relates to the transfer of management control and serves as a notice to the lessee regarding the transfer of leasing and management responsibilities and also relates to the handover of property management duties. Fees shall be paid promptly after settlement date.

8. Outlook

Revised forecasts for the fiscal period ending April 30, 2007, which will reflect potential effects from the sales of the Properties and acquisition of the property that was disclosed in the press release "Notice Concerning the Acquisition of Property (KDX Toranomon Building)" dated April 13, 2007, shall be disclosed upon their finalization after sufficient examination of such effects.

Attached Materials

Property Portfolio after Sales of the Properties

Reference Material

Property Portfolio after Sales of the Properties

*Property Portfolio includes one other property, which were disclosed today in the press release, "Notice Concerning the Acquisition of Property (KDX Toranomon Building)". Total number of properties, total acquisition price, ratio and total PML does not include the sales of Properties.

Type of Use	Area	No.	Property Name	Acquisition Price (Millions of yen) (Note 1)	Ratio (Note1)	Acquisition Date
Office Buildings	Tokyo Metropolitan Area	A-37	KDX Ochanomizu Building (Note 2)	6,400	3.6%	April 2, 2007
		A-32	KDX Shiba-Daimon Building (Note 3)	6,090	3.4%	March 1, 2007
		A-13	KDX Koujimachi Building	5,950	3.3%	November 1, 2005
		A-1	KDX Nihonbashi 313 Building	5,940	3.3%	August 1, 2005
		A-16	Toshin 24 Building	5,300	3.0%	May 1, 2006
		A-2	KDX Hirakawacho Building	5,180	2.9%	August 1, 2005
		A-17	Ebisu East 438 Building	4,640	2.6%	May 1, 2006
		A-3	Higashi-Kayabacho Yuraku Building	4,450	2.5%	August 1, 2005
		A-39	KDX Toranomon Building (Note 4)	4,400	2.5%	April 17, 2007
		A-30	KDX Nishi-Gotanda Building	4,200	2.3%	December 1, 2006
		A-4	KDX Hatchobori Building	3,680	2.1%	August 1, 2005
		A-18	KDX Omori Building	3,500	1.9%	May 1, 2006
		A-19	KDX Hamamatsucho Building	3,460	1.9%	May 1, 2006
		A-29	KDX Higashi-Shinjuku Building	2,950	1.6%	September 1, 2006
		A-20	Dai-ichi Kayabacho Building	2,780	1.5%	May 1, 2006
		A-21	KDX Shinbashi Building	2,690	1.5%	May 1, 2006
		A-5	KDX Nakano-Sakaue Building	2,533	1.4%	August 1, 2005
		A-22	KDX Shin-Yokohama Building	2,520	1.4%	May 1, 2006
		A-6	Harajuku F.F. Building	2,450	1.3%	August 1, 2005
		A-27	KDX Kajicho Building	2,350	1.3%	June 3, 2006
		A-15	KDX Hamacho Building	2,300	1.3%	March 16, 2006
		A-7	FIK Minami Aoyama	2,270	1.2%	August 1, 2005
		A-14	KDX Funabashi Building	2,252	1.2%	March 1, 2006
		A-33	KDX Okachimachi Building (Note 5)	2,000	1.1%	March 1, 2007
		A-8	Kanda Kihara Building	1,950	1.1%	August 1, 2005
		A-23	KDX Yotsuya Building	1,950	1.1%	May 1, 2006
		A-9	KDX Shinjuku-Gyoen Building	1,610	0.9%	August 1, 2005
		A-26	KDX Kiba Building	1,580	0.9%	June 20, 2006
		A-38	KDX Nishi-Shinjuku Building (Note 6)	1,500	0.8%	April 2, 2007
		A-31	KDX Monzen-Nakacho Building	1,400	0.7%	January 19, 2007
		A-34	KDX Hon-Atsugi Building (Note 7)	1,305	0.7%	March 1, 2007
		A-35	KDX Hachioji Building (Note 8)	1,155	0.6%	March 1, 2007
		A-28	KDX Nogizaka Building	1,065	0.6%	July 14, 2006
		A-10	KDX Koishikawa Building	704	0.4%	August 1, 2005
		A-12	Portus Center Building	5,570	3.1%	September 21, 2005

	Other Regional Areas	A-24	KDX Minami Semba Dai-1 Building	1,610	0.9%	May 1, 2006
		A-25	KDX Minami Semba Dai-2 Building	1,560	0.8%	May 1, 2006
		A-11	Hakata Ekimae-Dai2 Building	1,430	0.8%	August 1, 2005
		A-36	KDX Niigata Building	1,305	0.7%	March 1, 2007
Total of 39 Office Buildings				115,979	66.2%	–
Residential Properties	Tokyo Metropolitan Area	B-19	Residence Charmante Tsukishima	5,353	3.0%	May 1, 2006
		B-20	Regalo Ochanomizu I&II	3,600	2.0%	May 1, 2006
		B-1	Storia Sirokane	3,150	1.7%	August 1, 2005
		B-2	Tre di Casa Minami Aoyama	2,460	1.4%	August 1, 2005
		B-21	Regalo Shiba-Kouen	2,260	1.2%	May 1, 2006
		B-3	Court Mejiro	1,250	0.7%	August 1, 2005
		B-4	Apartments Motoazabu	1,210	0.6%	August 1, 2005
		B-5	Apartments Wakamatsu-Kawada	1,180	0.6%	August 1, 2005
		B-22	Chigasaki Socie Ni-bankan	1,160	0.6%	May 1, 2006
		B-6	Court Nihonbashi Hakozaki	1,130	0.6%	August 1, 2005
		B-23	Court Nishi-Shinjuku	1,130	0.6%	May 1, 2006
		B-7	Side Denenchofu	1,110	0.6%	August 1, 2005
		B-34	Gradito Kawaguchi	1,038	0.5%	June 30, 2006
		B-8	S-court Yokohama Kannai II	945	0.5%	August 1, 2005
		B-24	Regalo Komazawa-Kouen	912	0.5%	May 1, 2006
		B-9	Court Motoasakusa	880	0.5%	August 1, 2005
		B-25	Court Shin-Okachimachi	878	0.5%	May 1, 2006
		B-11	Bloom Omotesando	875	0.4%	August 1, 2005
		B-13	Human Heim Okachimachi	830	0.4%	August 1, 2005
		B-26	Primo Regalo Kagurazaka	762	0.4%	May 1, 2006
		B-14	Court Shinbashi	–	–	August 1, 2005
		B-27	Primo Regalo Youga	730	0.4%	May 1, 2006
		B-15	Court Suitengu	–	–	August 1, 2005
		B-28	Court Shimouma	638	0.3%	May 1, 2006
	Other Regional Areas	B-29	Ashiya Royal Homes	2,330	1.3%	May 1, 2006
		B-18	Venus Hibarigaoka	1,800	1.0%	December 8, 2005
		B-30	Regalo Ibaraki I& II	1,600	0.9%	May 1, 2006
		B-31	Collection Higashi-Sakura	1,264	0.7%	May 1, 2006
		B-32	Renaissance 21 Hirao Jousui-machi	900	0.5%	May 1, 2006
		B-33	Montore Nishikouen Bay Court	826	0.4%	May 1, 2006
		B-16	Abreast Hara	444	0.2%	August 1, 2005
		B-17	Abreast Hirabari	407	0.2%	August 1, 2005
Total of 30 Residential Properties				43,052	24.5%	–
Central Urban-Type Retail Properties	Tokyo Metropolitan Area	C-1	Frame Jinnan-zaka (Note 9)	9,900	5.6%	August 1, 2005
		C-2	KDX Yoyogi Building	2,479	1.4%	September 30, 2005
	Other Regional Areas	C-3	ZARA Tenjin Nishi-dori	3,680	2.1%	May 1, 2006
Total of 3 Central Urban-Type Retail Properties				16,059	9.1%	–
Total of 72 Properties				175,090	100.0%	Portfolio PML 7.15%

Notes:
1. Figures of less than one million yen are rounded off from acquisition prices, and ratios are rounded off to the first decimal place.

2. The current name of the property is the "Kenkyusha Building." Plans are in place to change the name of the property to the "KDX Ochanomizu Building" on October 1, 2007.
3. The current name of the property is the "Shuwa Dai-san Shiba Park Building." Plans are in place to change the name of the property to the "KDX Shiba-Daimon Building" on September 1, 2007.
4. The current name of the property is the "Toranomon Otori Building." Plans are in place to change the name of the property to the "KDX Toranomon Building" on April 17, 2007.
5. The current name of the property is the "Kairaku Building." Plans are in place to change the name of the property to the "KDX Okachimachi Building" on June 1, 2007.
6. The current name of the "KDX Nishi-Shinjuku Building" is the "N.S. EXCEL Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the building.
7. The current name of the "KDX Hon-Atsugi Building" is the "Sumisei Atsugi Dai-2 Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the building.
8. The current name of the "KDX Hachioji Building" is the "Sumisei Hachioji Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the building.
9. The current name of the property is the "Jinnan-zaka Frame." Plans are in place to change the name of the property to the "Frame Jinnan-zaka" on April 20, 2007.

KENEDIX

Translation Purpose Only

April 13, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Debt Financing

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision on April 13, 2007, to undertake debt financing. Details of the aforementioned are provided as follows.

1. Rationale

The Investment Corporation has decided to execute debt financing agreement to support the acquisition of trust beneficiary interest in real estate (KDX Toranomon Building), and payment of associated costs.

Note: For details regarding the acquisition of trust beneficiary interest in real estate (KDX Toranomon Building), please refer to the press release, "Notice Concerning the Acquisition of Property (KDX Toranomon Building)," dated April 13, 2007.

2. Details of Debt Financing

Long-term Debt (Series 17)

(1)	Lender	:	The Norinchukin Bank
(2)	Amount	:	¥3,000 million
(3)	Interest Rate	:	1.04290% floating rate of interest (Note)
(4)	Drawdown Date	:	April 17, 2007
(5)	Debt Financing Method	:	The Investment Corporation executed the individual debt financing agreement with the aforementioned lender on April 13, 2007.
(6)	Interest Payment Date	:	First interest payment on May 31, 2007, and at the end of February, May, August, and November every year thereafter, and the last interest payment on April 16, 2011.
(7)	Repayment Date	:	April 16, 2011
(8)	Repayment Method	:	Principal repayment in full on maturity
(9)	Collateral	:	Unsecured, unguaranteed

Note: The interest rate covers the period commencing April 17, 2007 through May 31, 2007. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.42%. The interest rate after May 31, 2007, shall be disclosed as and when determined.

3. Use of Funds

Debt financing shall be used to support the acquisition of trust beneficiary interest in real estate (KDX Toranomon Building), and payment of associated costs.

KENEDIX

【Reference Material】

Total Debt Financing Balance after Additional Debt Financing
and Status of Investment Corporation Bonds

(Billions of yen)

		Balance Prior to Additional Debt Financing	Balance After Additional Debt Financing	Change
	Short-Term Debt Financing (Note1)	20.5	20.5	+0.0
	Long-Term Debt Financing (Note2)	55.0	58.0	+3.0
	Total Debt Financing Balance	75.5	78.5	+3.0
	Investment Corporation Bonds	12.0	12.0	+0.0
Total of Debt Financing and Investment Corporation Bonds		87.5	90.5	+3.0

Notes:

1. Short-term debt refers to debt financing with a period of less than or equal to one year from the drawdown date to the repayment date.

2. Long-term debt refers to debt financing with a period of more than one year from the drawdown date to the repayment date.

KENEDIX

Translation Purpose Only

April 13, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning the Acquisition of Property
(KDX Toranomon Building)

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision today to acquire the following property. Details are provided as follows.

1. Outline of the Acquisition

(1)	Type of Acquisition	:	Trust beneficiary interest in real estate
(2)	Property Name	:	KDX Toranomon Building (Note)
(3)	Acquisition Price	:	¥4,400,000,000 (excluding acquisition costs, property tax, city-planning tax, and consumption tax, etc.)
(4)	Date of Contract	:	April 17, 2007
(5)	Scheduled Date of Acquisition	:	April 17, 2007
(6)	Seller	:	Azalea Owan Special Purpose Company (Refer to Item 4. Seller's Profile for details)
(7)	Acquisition Funds	:	Debt financing and cash on hand
(8)	Settlement Method	:	Payment in full on settlement
(9)	Source of Acquisition	:	Original network of the Asset Management Company (Direct Acquisition)

Note: The current name of the KDX Toranomon Building is the "Toranomon Ohtori Building." Plans are in place to change the name of the "Toranomon Ohtori Building" to the "KDX Toranomon Building" on April 17, 2007.

The aforementioned KDX Toranomon Building shall hereafter be referred to as "the Property."

2. Reason for Acquisition

The acquisition is made to raise the investment ratio of office buildings in the Tokyo Metropolitan Area, and to further enhance and stabilize the Investment Corporation's overall investment portfolio, in accordance with its Articles of Incorporation and fundamental investment policies.

Prior to its decision, the Investment Corporation undertook due diligence, considering a number of factors

including the following.

(1) Area

The Property is an office building approximately one minute on foot from Toranomon Station on the Tokyo Metro Ginza Line. The Toranomon area, where the Property is located, is one of the most well-known business districts in central Tokyo, with a number of large- and medium-sized offices, particularly on Sakurada-dori and Sotobori-dori. Based on the easy accessibility (within walking distance of office centers such as the Toranomon, Kasumigaseki, Hibiya, Uchisaiwaicho and Shinbashi areas) and excellent transportation convenience, the Toranomon area has established itself as a mature office market containing various types of offices. In the area, there is brisk demand not only from private-sector companies, but also from the government-affiliated firms, extragovernmental organizations, law offices, accounting offices, and patent offices, due to its location adjacent to the Kasumigaseki area, where government and other public offices are concentrated. The Property is situated at a highly recognizable location facing Sotobori-dori, a Toranomon area in which there is a particularly high demand for office space. Due to an environment that is very suitable for offices, the Property is expected to maintain stable occupancy.

(2) Building

The Property provides individual air-conditioning systems for each floor. With a ceiling height of 2.5m, the office spaces in the Property are roughly symmetrical and astylar. Because the building has become outdated, the Investment Corporation is currently planning to conduct large-scale renovations of the Property. The leasing spaces will be provided with new OA functions, carpet tiles, lighting and wallpaper after the renovations. In addition, the layout of spaces from the underground floor up to the second floor, which was used as a private area by the previous owner, will be altered. Through these initiatives, the Investment Corporation aims to improve the Property's competitiveness. At the same time, security sytems and amenity spaces will be renovated for greater comfort within the building.

(3) Tenants

Currently, the Property is completely vacant. Through the aforementioned renovations, the Investment Corporation will enhance the competitiveness of the Property, which is located in an area that contains relatively old buildings. Taking full advantage of the Property's competitiveness after the renovations, the Investment Corporation will work to secure and maximize revenues through vigorous leasing activities targeted at potential tenants.

3. Property Details

Property Name		KDX Toranomon Building
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mizuho Trust & Banking Co., Ltd.
Trust Term		November 17, 2005 to August 1, 2015 (Planned)
Current Owner / Acquisition Date		Azalea Owan Special Purpose Company / November 17, 2005
Previous Owner / Acquisition Date		Yugengaisha Ohtori-Shouji, One individual / April 8, 1971 (Note 1)
Location (Address)		1-4-3 Toranomon, Minato-ku, Tokyo
Usage		Recreation hall, Office
Type of Structure		Flat-roofed steel-reinforced concrete structure; one underground and nine above-ground floors
Site Area	Land	288.20 ㎡
	Building	2,277.38 ㎡
Type of Ownership	Land	Proprietary ownership

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	Building	Proprietary ownership
Completion Date		April 28, 1988
Architect		Kajima Corporation
Construction Company		Kajima Corporation
Construction Confirmation Authority		Minato-ku, Tokyo
Probable Maximum Loss		14.77% (SOMPO JAPAN RISK MANAGEMENT, INC.)
Anticipated Acquisition Price		¥4,400,000,000
Appraisal	Appraisal Value	¥4,020,000,000
	Base Date for Appraisal	March 1, 2007
	Appraiser	Japan Real Estate Institute
	Details	Please refer to Reference Material 1.
Existence of Secured Interests after Acquisition		None
Master Lease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Number of End Tenants		0 (As of April 13, 2007. The same applies below.)
Total Leasable Floor Area		2,064.45 m² (Note 2)
Total Leased Floor Area		0 m²
Occupancy Ratio		0.0%
Monthly Rental Income (Excluding Comsumption Tax)		¥0
Security and Guarantee Deposit		¥0
Forecast Net Operating Income		Please refer to Reference Material 2.
Special Considerations	None	
Other	Notes: 1. The oldest property land acquisition date is shown. 2. This figure is based on assumptions made as of the date of the press release. Total leasable floor area may change due to future modifications in renovation plans.	

4. Seller's Profile

Company Name	Azalea Owan Special Purpose Company
Head Office Address	1-11-44 Akasaka, Minato-ku, Tokyo
Representative	Tetsuya Isozaki
Capital	Special capital fund ¥100 thousand, Preferential capital fund ¥3,950 million
Principal Shareholder	Yugen Sekinin Chukan Hojin Kirishima Kanzai
Business Activities	- Operations relating to assignment, management and disposal of specified assets, pursuant to its own registered asset liquidation plan formulated in compliance with the Asset Liquidation Law of Japan. - Operations that occur in conjunction with liquidation of the such specified assets.
Relationship with the Investment Corporation or the Asset Management Company	None
Special Considerations	None

*As of April 13, 2007

5. Acquirer's (Seller) Profile

The seller (the current owner) of this property is not a special related party of the Asset Management Company.

6. Details of Brokerage

The details of the brokerage firm and the brokerage fee are as follows.

Name of brokerage firm	A domestic major real estate company
Brokerage fee	¥132,060,000 (excluding consumption tax)
Relationship with the Investment Corporation or the Asset Management Company	None

* The brokerage firm is not a special related party of the Investment Corporation.

7. Interested-Party Transactions

Related to the acquisition of the Property, transactions between the Investment Corporation and interested parties, or between the Investment Corporation and interested parties as defined under the Asset Management Company's internal rules and regulations, shall fall under the three categories of transactions (1) through (3) below.

Kenedix REIT Management, Inc. ("the Asset Management Company"), bound by its rules as they relate to interested-party transactions, worked to ensure strict compliance with statutory and other regulatory requirements. Furthermore, in order to ensure that the transactions were conducted in an open and fair manner and that the Investment Corporation was not disadvantaged, the Asset Management Company submitted all transactions for deliberation and approval by the Compliance Committee and the Asset Management Committee. Subject to approval, each transaction was then submitted to the Board of Directors for ratification.

In accordance with the Investment Trust Law, the Asset Management Company shall provide a report to the Investment Corporation relating to the interested-party transactions.

(1) Appointment of a Property Management Company
The Investment Corporation plans to execute a property management agreement with Kenedix Advisors Co., Ltd. ("KDA") on April 17, 2007. Other parties to the agreement include the property trust trustee and the Asset Management Company.

KDA qualifies as an interested-party as defined under the Investment Trust Law and the internal rules and regulations of the Asset Management Company. Fees relating to property management remain at the same level as a current property.

Outline of Property Managements Fees:

- Leasing management fees
  Rental income × 2% + Real estate operating income after management overhead expenses and before depreciation × 2%
- Management transfer fees

Property (Trust Beneficiary Interest) Price	Management Transfer Fee (At the Time of Purchase and Sale)
¥3.0 billion and more, and less than ¥5.0 billion	¥2.2 million

(2) Master Lease of the Property

The Investment Corporation plans to execute a master lease agreement with KDA on April 17, 2007. Other parties to the agreement include the property trust trustee and the Asset Management Company.

【Principal agreement terms and conditions】

- Agreement term: From the date of agreement execution through August 1, 2015
- Type of master lease: Pass-through

(3) Concurrent Liability Assumption Memorandum

The Investment Corporation plans to execute a concurrent liability assumption memorandum with KDA on April 17, 2007. Under the memorandum, the Investment Corporation agrees to assume a concurrent commitment together with KDA to refund security and guarantee deposits which KDA as Master lessee had received from subtenants in connection with the master lease agreement. As compensation for this liability assumption, KDA shall provide to the Investment Corporation an amount equivalent to the total of security and guarantee deposits received.

8. Outlook

Revised forecasts for the fiscal period ending April 30, 2007 and forecasts for the fiscal period ending October 31, 2007, which will reflect potential effects from the acquisition of the Property and sales of 2 properties that were disclosed in the press release "Notice Concerning the Sales of Properties (Court Shinbashi and Court Suitengu)" dated April 13, 2007, shall be disclosed upon their finalization after sufficient examination of such effects.

This notice is the English translation of the Japanese announcement on our Web site released on April 13, 2007. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

Attached Materials

1. Outline of Property Appraisal
2. Projected Cash Flow
3. Building Condition Investigation Report
4. Property Photographs
5. Property Portfolio after Acquisition of the Property

Reference Material 1

Outline of Property Appraisal

	Unit : Yen
Appraisal Value (Note 1)	4,020,000,000
Base Date for Appraisal	March 1, 2007
Appraiser	Japan Real Estate Institute
Value Calculated Using the Direct Capitalization Method after the Large-Scale Renovation	4,250,000,000
Gross Operating Revenue	215,037,000
Maximum Gross Operating Revenue	221,584,000
Shortfall Attributed to Vacancies	6,547,000
Operating Expenses	32,217,000
Administrative and Maintenance Expense	11,905,000
Taxes and Dues	19,085,000
Other Expenses	1,227,000
Net Operating Income (NOI)	182,820,000
Capital Expenditure	3,673,000
Gain on Guarantee Deposit Investment (Note 2)	3,718,000
Net Cash Flow (NCF)	182,865,000
Overall Capitalization Rate (NCF)	4.3%
Value Calculated Using the Discounted Cash Flow Method after the Large-Scale Renovation	4,120,000,000
Discount Rate	4.1%
Terminal Capitalization Rate	4.5%
Value Calculated Using the Cost Methodafter the Large-Scale Renovation	3,860,000,000
Land	90.5%
Building	9.5%

Notes:

1. Above appraisal value has been calculated based on: (a) the Property's assumed value after the renovations (¥4,190,000,000), which is determined according to such value that is calculated using the Direct Capitalization and Cost Methods; (b) renovation expenses; and (c) lost revenues over the renovation period.

2. Gain on guarantee deposit investment is calculated, based on a property guarantee deposit operating yield of 2%

Reference Material 2

Projected Cash Flow

	Unit : Millions of Yen
A. Projected Operating Revenues	237
B. Projected Operating Expenses (excluding depreciation)	54
C. Projected NOI (A-B)	183

Underlying assumptions:

1. The above projected cash flow is an estimate for one year and is exclusive of extraordinary factors of the year of acquisition.
2. Revenues are based on an occupancy ratio of approximately 96%, based on the current occupancy ratio and future changes of occupancy.
3. Expenses include property management fees, taxes and dues, repairs and maintenance expenses, and insurance.

Reference Material 3

Building Condition Investigation Report

	Unit: Yen
Investigation Company	HI International Consultant Co., LTD.
Date of Investigation	March 2007
Repairs, maintenance and renovation expenses required over the next year	15,740,000
Repairs, maintenance and renovation expenses expected to be required within 2-12 years	54,660,000
Unit-in-Place	495,400,000

* The abovementioned investigation company undertakes building assessments for this property such as
- a diagnosis of building deterioration
- formulation of a short- and long-term repair and maintenance plan
- assessment of legal compliance with the Building Standards Law
- analyses of the existence of hazardous substances and the soil environment

and submits a building assessment report to the Investment Corporation.

KENEDIX

Reference Material 4

Property Photographs



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Reference Material 5

Property Portfolio after Acquisition of the Property

*Total number of properties, total acquisition price, ratio and total PML does not include the sales of properties which were disclosed on April 13, 2007 in the press release "Notice Concerning the Sales of Properties (Court Shinbashi and Court Suitengu)".

Type of Use	Area	No.	Property Name	Acquisition Price (Millions of yen)(Note 1)	Ratio (Note1)	Acquisition Date
Office Buildings	Tokyo Metropolitan Area	A-37	KDX Ochanomizu Building (Note 2)	6,400	3.6%	April 2, 2007
		A-32	KDX Shiba-Daimon Building (Note 3)	6,090	3.4%	March 1, 2007
		A-13	KDX Koujimachi Building	5,950	3.3%	November 1, 2005
		A-1	KDX Nihonbashi 313 Building	5,940	3.3%	August 1, 2005
		A-16	Toshin 24 Building	5,300	3.0%	May 1, 2006
		A-2	KDX Hirakawacho Building	5,180	2.9%	August 1, 2005
		A-17	Ebisu East 438 Building	4,640	2.6%	May 1, 2006
		A-3	Higashi-Kayabacho Yuraku Building	4,450	2.5%	August 1, 2005
		A-39	KDX Toranomon Building (Note4)	4,400	2.5%	April 17, 2007
		A-30	KDX Nishi-Gotanda Building	4,200	2.3%	December 1, 2006
		A-4	KDX Hatchobori Building	3,680	2.1%	August 1, 2005
		A-18	KDX Omori Building	3,500	1.9%	May 1, 2006
		A-19	KDX Hamamatsucho Building	3,460	1.9%	May 1, 2006
		A-29	KDX Higashi-Shinjuku Building	2,950	1.6%	September 1, 2006
		A-20	Dai-ichi Kayabacho Building	2,780	1.5%	May 1, 2006
		A-21	KDX Shinbashi Building	2,690	1.5%	May 1, 2006
		A-5	KDX Nakano-Sakaue Building	2,533	1.4%	August 1, 2005
		A-22	KDX Shin-Yokohama Building	2,520	1.4%	May 1, 2006
		A-6	Harajuku F.F. Building	2,450	1.3%	August 1, 2005
		A-27	KDX Kajicho Building	2,350	1.3%	June 3, 2006
		A-15	KDX Hamacho Building	2,300	1.3%	March 16, 2006
		A-7	FIK Minami Aoyama	2,270	1.2%	August 1, 2005
		A-14	KDX Funabashi Building	2,252	1.2%	March 1, 2006
		A-33	KDX Okachimachi Building (Note5)	2,000	1.1%	March 1, 2007
		A-8	Kanda Kihara Building	1,950	1.1%	August 1, 2005
		A-23	KDX Yotsuya Building	1,950	1.1%	May 1, 2006
		A-9	KDX Shinjuku-Gyoen Building	1,610	0.9%	August 1, 2005
		A-26	KDX Kiba Building	1,580	0.9%	June 20, 2006
		A-38	KDX Nishi-Shinjuku Building (Note 6)	1,500	0.8%	April 2, 2007
		A-31	KDX Monzen-Nakacho Building	1,400	0.7%	January 19, 2007
		A-34	KDX Hon-Atsugi Building (Note 7)	1,305	0.7%	March 1, 2007
		A-35	KDX Hachioji Building (Note 8)	1,155	0.6%	March 1, 2007
		A-28	KDX Nogizaka Building	1,065	0.6%	July 14, 2006
		A-10	KDX Koishikawa Building	704	0.4%	August 1, 2005
	Other Regional Areas	A-12	Portus Center Building	5,570	3.1%	September 21, 2005
		A-24	KDX Minami Semba Dai-1 Building	1,610	0.9%	May 1, 2006
		A-25	KDX Minami Semba Dai-2 Building	1,560	0.8%	May 1, 2006
		A-11	Hakata Ekimae-Dai2 Building	1,430	0.8%	August 1, 2005
		A-36	KDX Niigata Building	1,305	0.7%	March 1, 2007
	Total of 39 Office Buildings			115,979	66.2%	–

Residential Properties	Tokyo Metropolitan Area	B-19	Residence Charmante Tsukishima	5,353	3.0%	May 1, 2006
		B-20	Regalo Ochanomizu I&II	3,600	2.0%	May 1, 2006
		B-1	Storia Sirokane	3,150	1.7%	August 1, 2005
		B-2	Tre di Casa Minami Aoyama	2,460	1.4%	August 1, 2005
		B-21	Regalo Shiba-Kouen	2,260	1.2%	May 1, 2006
		B-3	Court Mejiro	1,250	0.7%	August 1, 2005
		B-4	Apartments Motoazabu	1,210	0.6%	August 1, 2005
		B-5	Apartments Wakamatsu-Kawada	1,180	0.6%	August 1, 2005
		B-22	Chigasaki Socie Ni-bankan	1,160	0.6%	May 1, 2006
		B-6	Court Nihonbashi Hakozaki	1,130	0.6%	August 1, 2005
		B-23	Court Nishi-Shinjuku	1,130	0.6%	May 1, 2006
		B-7	Side Denenchofu	1,110	0.6%	August 1, 2005
		B-34	Gradito Kawaguchi	1,038	0.5%	June 30, 2006
		B-8	S-court Yokohama Kannai II	945	0.5%	August 1, 2005
		B-24	Regalo Komazawa-Kouen	912	0.5%	May 1, 2006
		B-9	Court Motoasakusa	880	0.5%	August 1, 2005
		B-25	Court Shin-Okachimachi	878	0.5%	May 1, 2006
		B-11	Bloom Omotesando	875	0.4%	August 1, 2005
		B-13	Human Heim Okachimachi	830	0.4%	August 1, 2005
		B-26	Primo Regalo Kagurazaka	762	0.4%	May 1, 2006
		B-14	Court Shinbashi	—	—	August 1, 2005
		B-27	Primo Regalo Youga	730	0.4%	May 1, 2006
		B-15	Court Suitengu	—	—	August 1, 2005
		B-28	Court Shimouma	638	0.3%	May 1, 2006
	Other Regional Areas	B-29	Ashiya Royal Homes	2,330	1.3%	May 1, 2006
		B-18	Venus Hibarigaoka	1,800	1.0%	December 8, 2005
		B-30	Regalo Ibaraki I& II	1,600	0.9%	May 1, 2006
		B-31	Collection Higashi-Sakura	1,264	0.7%	May 1, 2006
		B-32	Renaissance 21 Hirao Jousui-machi	900	0.5%	May 1, 2006
		B-33	Montore Nishikouen Bay Court	826	0.4%	May 1, 2006
		B-16	Abreast Hara	444	0.2%	August 1, 2005
		B-17	Abreast Hirabari	407	0.2%	August 1, 2005
	Total of 30 Residential Properties			43,052	24.5%	—
Central Urban-Type Retail Properties	Tokyo Metropolitan Area	C-1	Frame Jinnan-zaka (Note 9)	9,900	5.6%	August 1, 2005
		C-2	KDX Yoyogi Building	2,479	1.4%	September 30, 2005
	Other Regional Areas	C-3	ZARA Tenjin Nishi-dori	3,680	2.1%	May 1, 2006
	Total of 3 Central Urban-Type Retail Properties			16,059	9.1%	—
Total of 72 Properties				175,090	100.0%	Portfolio PML 7.15%

Notes:

1. Figures of less than one million yen are rounded off from acquisition prices, and ratios are rounded off to the first decimal place.
2. The current name of the property is the "Kenkyusha Building." Plans are in place to change the name of the property to the "KDX Ochanomizu Building" on October 1, 2007.
3. The current name of the property is the "Shuwa Dai-san Shiba Park Building." Plans are in place to change the name of the property to the "KDX Shiba-Daimon Building" on September 1, 2007.
4. The current name of the property is the "Toranomon Otori Building." Plans are in place to change the name of the property to the "KDX Toranomon Building" on April 17, 2007.

5. The current name of the property is the "Kairaku Building." Plans are in place to change the name of the property to the "KDX Okachimachi Building" on June 1, 2007.
6. The current name of the "KDX Nishi-Shinjuku Building" is the "N.S. EXCEL Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the building.
7. The current name of the "KDX Hon-Atsugi Building" is the "Sumisei Atsugi Dai-2 Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the building.
8. The current name of the "KDX Hachioji Building" is the "Sumisei Hachioji Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the building.
9. The current name of the property is the "Jinnan-zaka Frame." Plans are in place to change the name of the property to the "Frame Jinnan-zaka" on April 20, 2007.

KENEDIX

Translation Purpose Only

April 20, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Properties Sales Settlements (Court Shinbashi and Court Suitengu)

Kenedix Realty Investment Corporation ("the Investment Corporation") announced that it completed settlements to sell the following properties on April 20, 2007.

Details of the Sales

Property No.	Property Name	Type	Area	Sales Prices (Millions of Yen) (Note)
B-14	Court Shinbashi	Residential Property	Tokyo Metropolitan Area	895
B-15	Court Suitengu	Residential Property	Tokyo Metropolitan Area	708

Note: Excluding acquisition costs, property tax, city-planning tax, and consumption tax, etc.

The aforementioned properties sold shall hereafter be referred to as "the 2 Properties."

Please refer to the press release, "Notice Concerning the Sales of Properties (Court Shinbashi and Court Suitengu)," dated April 13, 2007, for the details of the 2 Properties.

Attached Materials
Property Portfolio after Sales of the 2 Properties

This notice is the English translation of the Japanese announcement on our Web site released on April 20, 2007. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

KENEDIX

Reference Material

Property Portfolio after Sales of the 2 Properties

Type of Use	Area	No.	Property Name	Acquisition Price (Millions of yen) (Note 1)	Ratio (Note1)	Acquisition Date
Office Properties	Tokyo Metropolitan Area	A-37	KDX Ochanomizu Building (Note 2)	6,400	3.6%	April 2, 2007
		A-32	KDX Shiba-Daimon Building (Note 3)	6,090	3.4%	March 1, 2007
		A-13	KDX Koujimachi Building	5,950	3.3%	November 1, 2005
		A-1	KDX Nihonbashi 313 Building	5,940	3.3%	August 1, 2005
		A-16	Toshin 24 Building	5,300	3.0%	May 1, 2006
		A-2	KDX Hirakawacho Building	5,180	2.9%	August 1, 2005
		A-17	Ebisu East 438 Building	4,640	2.6%	May 1, 2006
		A-3	Higashi-Kayabacho Yuraku Building	4,450	2.5%	August 1, 2005
		A-39	KDX Toranomon Building	4,400	2.5%	April 17, 2007
		A-30	KDX Nishi-Gotanda Building	4,200	2.3%	December 1, 2006
		A-4	KDX Hatchobori Building	3,680	2.1%	August 1, 2005
		A-18	KDX Omori Building	3,500	1.9%	May 1, 2006
		A-19	KDX Hamamatsucho Building	3,460	1.9%	May 1, 2006
		A-29	KDX Higashi-Shinjuku Building	2,950	1.6%	September 1, 2006
		A-20	Dai-ichi Kayabacho Building	2,780	1.5%	May 1, 2006
		A-21	KDX Shinbashi Building	2,690	1.5%	May 1, 2006
		A-5	KDX Nakano-Sakaue Building	2,533	1.4%	August 1, 2005
		A-22	KDX Shin-Yokohama Building	2,520	1.4%	May 1, 2006
		A-6	Harajuku F.F. Building	2,450	1.3%	August 1, 2005
		A-27	KDX Kajicho Building	2,350	1.3%	June 3, 2006
		A-15	KDX Hamacho Building	2,300	1.3%	March 16, 2006
		A-7	FIK Minami Aoyama	2,270	1.2%	August 1, 2005
		A-14	KDX Funabashi Building	2,252	1.2%	March 1, 2006
		A-33	KDX Okachimachi Building (Note 4)	2,000	1.1%	March 1, 2007
		A-8	Kanda Kihara Building	1,950	1.1%	August 1, 2005
		A-23	KDX Yotsuya Building	1,950	1.1%	May 1, 2006
		A-9	KDX Shinjuku-Gyoen Building	1,610	0.9%	August 1, 2005
		A-26	KDX Kiba Building	1,580	0.9%	June 20, 2006
		A-38	KDX Nishi-Shinjuku Building (Note 5)	1,500	0.8%	April 2, 2007
		A-31	KDX Monzen-Nakacho Building	1,400	0.7%	January 19, 2007
		A-34	KDX Hon-Atsugi Building (Note 6)	1,305	0.7%	March 1, 2007
		A-35	KDX Hachioji Building (Note 7)	1,155	0.6%	March 1, 2007
		A-28	KDX Nogizaka Building	1,065	0.6%	July 14, 2006
		A-10	KDX Koishikawa Building	704	0.4%	August 1, 2005
	Other Regional Areas	A-12	Portus Center Building	5,570	3.1%	September 21, 2005
		A-24	KDX Minami Semba Dai-1 Building	1,610	0.9%	May 1, 2006
		A-25	KDX Minami Semba Dai-2 Building	1,560	0.8%	May 1, 2006
		A-11	Hakata Ekimae-Dai2 Building	1,430	0.8%	August 1, 2005
		A-36	KDX Niigata Building	1,305	0.7%	March 1, 2007
	Total of 39 Office Buildings			115,979	66.2%	–

Type	Area	No.	Property Name	Price	Ratio	Date
Residential Properties	Tokyo Metropolitan Area	B-19	Residence Charmante Tsukishima	5,353	3.0%	May 1, 2006
		B-20	Regalo Ochanomizu I&II	3,600	2.0%	May 1, 2006
		B-1	Storia Sirokane	3,150	1.7%	August 1, 2005
		B-2	Tre di Casa Minami Aoyama	2,460	1.4%	August 1, 2005
		B-21	Regalo Shiba-Kouen	2,260	1.2%	May 1, 2006
		B-3	Court Mejiro	1,250	0.7%	August 1, 2005
		B-4	Apartments Motoazabu	1,210	0.6%	August 1, 2005
		B-5	Apartments Wakamatsu-Kawada	1,180	0.6%	August 1, 2005
		B-22	Chigasaki Socie Ni-bankan	1,160	0.6%	May 1, 2006
		B-6	Court Nihonbashi Hakozaki	1,130	0.6%	August 1, 2005
		B-23	Court Nishi-Shinjuku	1,130	0.6%	May 1, 2006
		B-7	Side Denenchofu	1,110	0.6%	August 1, 2005
		B-34	Gradito Kawaguchi	1,038	0.5%	June 30, 2006
		B-8	S-court Yokohama Kannai II	945	0.5%	August 1, 2005
		B-24	Regalo Komazawa-Kouen	912	0.5%	May 1, 2006
		B-9	Court Motoasakusa	880	0.5%	August 1, 2005
		B-25	Court Shin-Okachimachi	878	0.5%	May 1, 2006
		B-11	Bloom Omotesando	875	0.4%	August 1, 2005
		B-13	Human Heim Okachimachi	830	0.4%	August 1, 2005
		B-26	Primo Regalo Kagurazaka	762	0.4%	May 1, 2006
		B-27	Primo Regalo Youga	730	0.4%	May 1, 2006
		B-28	Court Shimouma	638	0.3%	May 1, 2006
	Other Regional Areas	B-29	Ashiya Royal Homes	2,330	1.3%	May 1, 2006
		B-18	Venus Hibarigaoka	1,800	1.0%	December 8, 2005
		B-30	Regalo Ibaraki I& II	1,600	0.9%	May 1, 2006
		B-31	Collection Higashi-Sakura	1,264	0.7%	May 1, 2006
		B-32	Renaissance 21 Hirao Jousui-machi	900	0.5%	May 1, 2006
		B-33	Montore Nishikouen Bay Court	826	0.4%	May 1, 2006
		B-16	Abreast Hara	444	0.2%	August 1, 2005
		B-17	Abreast Hirabari	407	0.2%	August 1, 2005
	Total of 30 Residential Properties			43,052	24.5%	–
Central Urban Retail Properties	Tokyo Metropolitan Area	C-1	Frame Jinnan-zaka	9,900	5.6%	August 1, 2005
		C-2	KDX Yoyogi Building	2,479	1.4%	September 30, 2005
	Other Regional Areas	C-3	ZARA Tenjin Nishi-dori	3,680	2.1%	May 1, 2006
	Total of 3 Central Urban-Type Retail Properties			16,059	9.1%	–
Total of 72 Properties				175,090	100.0%	Portfolio PML 7.15%

Notes:

1. Figures of less than one million yen are rounded off from acquisition prices, and ratios are rounded off to the first decimal place.
2. The current name of the property is the "Kenkyusha Building." Plans are in place to change the name of the property to the "KDX Ochanomizu Building" on October 1, 2007.
3. The current name of the property is the "Shuwa Dai-san Shiba Park Building." Plans are in place to change the name of the property to the "KDX Shiba-Daimon Building" on September 1, 2007.
4. The current name of the property is the "Kairaku Building." Plans are in place to change the name of the property to the "KDX Okachimachi Building" on June 1, 2007.
5. The current name of the "KDX Nishi-Shinjuku Building" is the "N.S. EXCEL Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the building.

6. The current name of the "KDX Hon-Atsugi Building" is the "Sumisei Atsugi Dai-2 Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the building.
7. The current name of the "KDX Hachioji Building" is the "Sumisei Hachioji Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the building.

KENEDIX

Translation Purpose Only

April 25, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Debt Financing Interest Rate Determination

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced the details of interest rates and applicable periods for debt financing outlined in the following table.

Classification (Note 1)	Balance (Billions of Yen)	Interest Rate (Interest Payment Period)	Drawdown Date	Repayment Date	Remarks
Series 9 (Short-Term)	4.0	0.88250% (Note 2) (April 30, 2007 to July 31, 2007)	July 31, 2006	July 31, 2007	Unsecured/ Unguaranteed
Series 11 (Short-Term)	4.0	0.90250% (Note 3) (April 30, 2007 to July 31, 2007)	September 20, 2006	September 20, 2007	Unsecured/ Unguaranteed
Series 12 (Short-Term)	1.0	0.90250% (Note 3) (April 30, 2007 to July 31, 2007)	October 31, 2006	October 31, 2007	Unsecured/ Unguaranteed
Term-Loan B (Long-Term)	9.5	1.10250% (Note 4) (Note8) (April 30, 2007 to July 31, 2007)	August 1, 2005	July 31, 2008	Unsecured/ Unguaranteed
Term-Loan C (Long-Term)	9.5	1.21750% (Note 5) (Note 9) (April 30, 2007 to July 31, 2007)	August 1, 2005	July 31, 2010	Unsecured/ Unguaranteed
Series 3-C (Long-Term)	3.5	1.10250% (Note 4) (Note10) (April 30, 2007 to July 31, 2007)	November 1, 2005	October 31, 2008	Unsecured/ Unguaranteed
Series 7-B (Long-Term)	6.5	1.05250% (Note 6) (Note11) (April 30, 2007 to July 31, 2007)	May 1, 2006	April 30, 2009	Unsecured/ Unguaranteed
Series 7-C (Long-Term)	1.5 (Note 14)	1.15250% (Note 7) (Note12) (April 30, 2007 to July 31, 2007)	May 1, 2006	April 30, 2011	Unsecured/ Unguaranteed
Series 8 (Long-Term)	1.0	1.15250% (Note 7) (Note13) (April 30, 2007 to July 31, 2007)	July 14, 2006	July 13, 2011	Unsecured/ Unguaranteed

KENEDIX

Notes:

1. Short-term debt financing refers to debt financing repayable within one year. Long-term debt financing refers to debt financing repayable after one year.
2. Three-month yen TIBOR + 0.23%
3. Three-month yen TIBOR + 0.25%
4. Three-month yen TIBOR + 0.45%
5. Three-month yen TIBOR + 0.565%
6. Three-month yen TIBOR + 0.40%
7. Three-month yen TIBOR + 0.50%
8. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥9.5 billion. As a result, the interest rate applicable through throughout the loan period is 0.86875%.
9. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥9.5 billion. As a result, the interest rate applicable through throughout the loan period is 1.2875%.
10. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥3.5 billion. As a result, the interest rate applicable through throughout the loan period is 1.09%.
11. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥6.5 billion. As a result, the interest rate applicable through throughout the loan period 1.62875%.
12. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥1.5 billion. As a result, the interest rate applicable through throughout the loan period is 2.19875%.
13. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥1.0 billion. As a result, the interest rate applicable throughout the loan period is 2.14875%.
14. Among Series 7-C, this figure is calculated based on a floating interest rate.

(Reference Information)

Repayment of Debt Financing

(1) Details of Debt Financing Repayment (Series 7-A)

(1)	Lender	:	Sumitomo Mitsui Banking Corporation, The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(2)	Amount	:	¥2,000 million
(3)	Drawdown Date	:	May 1, 2006
(4)	Repayment Method	:	Principal repayment in full on maturity
(5)	Repayment Date	:	April 30, 2007
(6)	Prepayment Source	:	Cash on hand

(2) Planned Date for Repayment

April 27, 2007 (Note)

Note: The repayment date, April 30, 2007, falls on a non-business day and the next business day falls in the following month. Accordingly, the Investment Corporation will repay on April 27, 2007.

【Reference Material】

Total Debt Financing Balance after Repayment of Debt Financing (Series 7-A) and Status of Investment Corporation Bonds

(Billions of yen)

	Balance Prior to Repayment of Debt Financing As of April 25, 2007	Balance After Repayment of Debt Financing (As of April 30, 2007)	Change
Short-Term Debt Financing (Note1)	20.5	18.5	-2.0
Long-Term Debt Financing (Note2)	58.0	58.0	+0.0
Total Debt Financing Balance	78.5	76.5	-2.0
Investment Corporation Bonds	12.0	12.0	+ 0.0
Total of Debt Financing and Investment Corporation Bonds	90.5	88.5	-2.0

Notes:

1. Short-term debt refers to debt financing with a period of less than or equal to one year from the drawdown date to the repayment date.
2. Long-term debt refers to debt financing with a period of more than one year from the drawdown date to the repayment date.

KENEDIX

Translation Purpose Only

April 26, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Issue of Additional New Investment Units and Secondary Offering

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced that it resolved at the Board of Directors Meeting on April 26, 2007 to issue additional new investment units and to conduct a secondary offering. Details are provided as follows.

1. Primary Offering of the Issue of Additional New Investment Units

(1) Total number of units to be issued: 40,900 units

(2) Offer Price: To be determined
After taking into account demand conditions and other factors, the offer price is determined by multiplying the closing price (if there was no closing price on said day, then the closing price of the day immediately preceding that day) of the Tokyo Stock Exchange on any of the days ("the Offer Price Determination Date") from May 14, 2007 (Monday) to May 16, 2007 (Wednesday) by between 0.90 to 1.00, and taking the resulting price (rounding all fractions down to the nearest yen) as a tentative figure.

(3) Issue Price: To be determined
(The issue price for new investment units shall be determined by a resolution of the Board of Directors, scheduled on the Offer Price Determination Date).

(4) Gross Proceeds: To be determined

(5) Offering method: The units are being offered jointly and simultaneously in Japan and overseas (see 2. Secondary Offering, below) in a combined offering ("the Global Offering") by a syndicate jointly led by UBS Securities Japan Ltd. and Nomura Securities Co., Ltd. ("the Joint Global Coordinators").
① Japanese offering

For the offering in Japan ("the Japanese Offering"), the units are being offered in a public offering by a syndicate jointly led by UBS Securities Japan Ltd. and Nomura Securities Co., Ltd. The syndicate is comprised of the following underwriters:

Daiwa Securities SMBC Co., Ltd.
Nikko Citigroup Limited
Mitsubishi UFJ Securities Co., Ltd.
Mizuho Securities Co., Ltd.

(together with UBS Securities Japan Ltd. and Nomura Securities Co., Ltd., hereinafter referred to as "the Japanese Underwriters").

② Overseas offering

For the overseas offering ("the Overseas Offering"), the units are being offered (in the United States as a private offering to qualified institutional buyers only, in accordance with Rule 144A of the 1933 U.S. Securities Act) in public offerings primarily in European overseas markets by the following underwriters:

UBS Limited
Nomura International PLC
Deutsche Bank Aktiengesellschaft

(hereinafter referred to as "the Overseas Underwriters," and collectively with "the Japanese Underwriters" as "the Underwriters"), by whom the overseas portion of the total number of investment units will be underwritten for purchase separate from the aggregate amount.

With regard to the number of investments units involved in both the Japanese and Overseas Offerings, the Investment Corporation has planned to offer 26,710 units for the Japanese Offering and 14,190 for the Overseas Offering, but the final breakdown will be concluded on the Offer Price Determination Date, taking into account demand and other factors.

(6) Underwriting agreement details	The Underwriters shall pay to the Investment Corporation the full underwritten proceeds (offer price amount) on the payment date. Underwriting fees applicable to the issue shall be the difference between the offer price and the issue price. The Investment Corporation shall not pay an underwriting commission.
(7) Application unit	More than one unit in multiples of one unit
(8) Japanese Offering application period	May 17, 2007 (Thursday) to May 21, 2007 (Monday). Depending on demand, this may be brought forward to between May 15, 2007 (Tuesday) and May 17, 2007 (Thursday), at the earliest.
(9) Payment Date	May 24, 2007 (Thursday) Depending on demand, this may be brought forward to May 22, 2007 (Tuesday), at the earliest.
(10) Investment unit certificates delivery date	Next business day after the Japanese offering payment date

(11) The offer price, issue price and other matters relating to the issue of new investment units shall be determined at future meetings of the Board of Directors.

(12) The aforementioned items shall be subject to the validity of the securities registration statement based on the Securities and Exchange Law of Japan.

2. Secondary Offering (Over-Allotment) (Refer to Reference 1 below)

(1) Seller and the total number of units to be issued	Nomura Securities Co., Ltd. 2,100 units The secondary offering (over-allotment) in connection with Nomura Securities Co., Ltd. is subject to demand related to the Japanese Offering. The total number of 2,100 units is the maximum limit and may differ depending on demand. Accordingly, the number of units to be issued may be zero or less than the maximum limit. The total number of units to be offered will be decided at a Board of Directors' meeting to be held on the Offer Price Determination Date.
(2) Offer price	To be determined (To be decided on the Offer Price Determination Date. The offer price is to be the same as the primary Japanese Offering offer price.)
(3) Gross Proceeds	To be determined
(4) Offering method	In connection with the Japanese Offering and after considering demand conditions, Nomura Securities Co., Ltd. shall undertake a secondary offering of borrowed Investment Corporation investment units with 2,100 units as the upper limit.
(5) Application unit	More than one unit in multiples of one unit
(6) Application period	To be the same as the Japanese Offering application period.
(7) Delivery and settlement date	Next business day after the Japanese offering payment date

(8) The offer price and other matters relating to the secondary offering shall be determined at future meetings of the Board of Directors.

(9) The aforementioned items shall be subject to the validity of the securities registration statement based on the Securities and Exchange Law of Japan.

3. Issue of New Investment Units by way of Third-Party Allotment (Refer to Reference 1, below)

(1) Total number of units to be issued	2,100 units
(2) Issue Price	To be determined (To be decided at a Board of Directors' meeting to be held on the Offer Price Determination Date. The issue price is to be the same as the primary offering issue price.)
(3) Gross proceeds	To be determined
(4) Allottee/Number of units to be issued	Nomura Securities Co., Ltd. / 2,100 units
(5) Application unit	More than one unit in multiples of one unit
(6) Application period	June 21, 2007 (Thursday) Depending on whether the application period for the Japanese Offering is brought forward, this may be brought forward to June 18, 2007 (Monday) at the earliest. In any event, it is to commence the next business day after the 30th day following the day after the application period for the Japanese Offering.

(7) Payment date — June 22, 2007 (Friday)
Depending on whether the application period for the Japanese Offering is brought forward, this may be brought forward to June 19, 2007 (Friday) at the earliest. In any event, it is to commence two business days after the 30th day following the day after the end of the application period for the Japanese Offering.

(8) Investment unit certificates delivery date — The next business day mentioned in above (7) payment date

(9) In the event there are no applications for the aforementioned issue described in (6) application period, above, the third-party allotment shall be terminated.

(10)The offer price and other necessary matters relating to the third-party allotment shall be determined at future meetings of the Board of Directors.

(11)The aforementioned items shall be subject to the effectiveness of the securities registration statement in accordance with the Securities and Exchange Law of Japan.

[Reference]

1. Over-Allotment

(1) The secondary offering through over-allotment shall be effected by Nomura Securities Co., Ltd. on the occasion of the Japanese Offering, subject to demand, to an upper limit of 2,100 units borrowed from Kenedix, Inc. The number of investment units to be offered is subject to an upper limit of 2,100 units, and may be reduced or suspended due to demand conditions.

In addition, in order to effect reimbursement of investment units ("borrowed investment units") borrowed from Kenedix, Inc., on the occasion of the secondary offering ("over-allotment of investment units"), by Nomura Securities Co., Ltd., the Investment Corporation has approved an allotment of 2,100 units to Nomura Securities Co., Ltd. by way of third-party allotment, following a Board of Directors' meeting held on April 3, 2006 (Monday). The aforementioned 2,100 units (refer to 3. Issue of New Investment Units by way of Third-Party Allotment, above) will be resolved two business days after the 30th day following the day after the end of the application period for the Japanese Offering ("delivery and settlement date for this third-party allocation")

Furthermore, from the day after the end of the application period for the Japanese Offering and over-allotment, Nomura Securities Co., Ltd. may, for the period up to five business days after the delivery and settlement date for this third-party allocation (the "Syndicate Cover Transaction Period"), purchase up to the maximum limit of investment units as sold in the secondary offering through over-allotment on the Tokyo Stock Exchange ("Syndicated Cover Transactions"), with the aim of procuring and reimbursing the borrowed investment units. The investment units purchased by Nomura Securities Co., Ltd. by way of syndicated cover transaction shall be used in full as reimbursement for the borrowed investment units. Moreover, Nomura Securities Co., Ltd., at its discretion, may choose not to enter into any Syndicated Cover Transactions during the Syndicate Cover Transaction Period, or to terminate such transactions without purchasing the maximum number of investment units through over-allotment. In the event the secondary offering (over-allotment) is less than the maximum, and a Syndicated Cover Transaction is undertaken, Nomura Securities Co., Ltd. plans to purchase investment units through third-party allotment. In this case, application for all or part of the third-party allotment may not be made. As a result, the maximum limit of investment units to be issued under third-party allotment shall be reduced and rights shall be forfeited, or the issue itself shall not be made.

Furthermore, Nomura Securities Co., Ltd. will undertake stabilizing transactions in accordance with the Japanese

Offering and over-allotment, and such stabilizing transactions may involve the allocation of all or part of the investment securities purchased to the return of the investment securities borrowed.

Concerning the number of units subtracted for allocation to the return of borrowed investment securities, Nomura Securities Co., Ltd. plans to acquire these according to the quotas allotted to related parties from the number of units sold in the over-allotment and purchased by stabilization transactions or Syndicated Cover Transactions. In this case, the application for all or part of the third-party allotment may not be made and as a result, the maximum limit of investment units to be issued under third-party allotment shall be reduced and rights shall be forfeited, or the issue itself shall not be made.

(2) Actions to be taken by Nomura Securities Co., Ltd. described in (1), above, shall be subject to discussion between it and UBS Securities Japan Co., Ltd.

2. Total Number of Investment Units Issued after the New Issues

Number of investment units currently issued and outstanding:	157,000 units
Number of new investment units to be issued (primary offering):	40,900 units
Subtotal:	197,900 units
Number of investment units (third-party allotment) to be issued	2,100 units (Note)
Total number of new investment units following third-party allotment	200,000 units (Note)

Note: The figures are subject to an application from Nomura Securities Co., Ltd. for the full allotment available and issue of the full allotment under the third-party allotment.

3. Reasons for Issue (use of proceeds procured)

(1) Reasons for issue (use of proceeds procured)

Net proceeds of approximately ¥34,400,000,000 procured through the primary offering and third-party allotment of investment units shall be used for anticipated property acquisitions (¥22,000,000,000) and repayment of debt financing from the remaining proceeds.

(2) Change in use of previously procured funds

None

(3) Outlook

For forecasts for the fiscal periods ending April 30, 2007 and October 31, 2007, please refer to the press release, "Notice Concerning Revisions to Operating Forecasts for the Fiscal Periods Ending April 30, 2007 and October 31, 2007," dated April 26, 2007.

4. Distribution to Unitholders

(1) Basic distribution guidelines

Distributions to unitholders are determined in line with the Investment Corporation's Article of Incorporation and its distribution policy.

(2) Details of Distributions for the Previous Three Business Periods

	First Fiscal Period (As of October 31, 2005)	Second Fiscal Period (As of April 30, 2006)	Third Fiscal Period (October 31, 2006)
Net Income per unit	¥5,302	¥13,884	¥13,575
Distributions per unit	¥3,052	¥13,884	¥13,529
Payout Ratio	99.9%	99.9%	99.9%

Notes:

1. Net income per unit is calculated using the average number of investment units of 45,683 units for the first fiscal period, 79,370 units for the second fiscal period, and 156,460 units for the third fiscal period.

2. Although the first fiscal period ran from May 6, 2005 to October 31, 2005, the Investment Corporation did not acquire its initial properties until August 1, 2005. Thus, the actual operating period was calculated as 92 days.

5. Others

(1) Designated Buyers

The Japanese Underwriters intend to sell 52 of the Investment Corporation's investment units under the Japanese offering to the following buyer designated by the Investment Corporation: Kenedix REIT Management, Inc., hereafter "the Asset Management Company".

(2) Restrictions on Sale and Additional Issue of Investment Units

① The Asset Management Company holds 198 units as of April 26, 2007, and intends to acquire an additional 52 units through the Japanese Offering. However, in connection with the Global Offering between the Joint Global Coordinators for the period from the Offer Price Determination Date to the response date six months after the delivery date related to the Japanese Offering, should the Joint Global Coordinators' preliminary written acceptance not be received, the Asset Management Company too will accordingly assume that the sale, offer of security or loan will not take place.

② In connection with the Global Offering between the Joint Global Coordinators for the period from the Offer Price Determination Date to the response date three months after the delivery date related to the Japanese Offering, should the Joint Global Coordinators' preliminary written acceptance not be received, the Investment Corporation will accordingly assume that the issue of additional investment units will not take place (excluding the issue of additional investment units for related parties).

The Joint Global Coordinators, at their discretion, have the right to cancel all or part of the aforementioned terms and conditions ① and ②.

(3) Previous Three years of Equity Financing

① Equity Financing Status

Date	Issue value (Thousands in Yen)	Post-issue asset total (Thousands in Yen)	Application
May 6, 2005	¥200,000	¥200,000	Private Placement
July 20, 2005	¥41,868,750	¥42,068,750	Public Offering
August 16, 2005	¥2,216,252	¥44,285,002	Third-Party Allocation
May 1, 2006	¥42,171,749	¥86,456,751	Public Offering
May 26, 2006	¥2,272,900	¥88,729,651	Third-Party Allocation

② Past Accounting Periods and Trends in Investment Unit Prices

	First Fiscal Period	Second Fiscal Period	Third Fiscal Period	Fourth Fiscal Period
Opening price	¥600,000	¥580,000	¥613,000	¥628,000
Highest price	¥618,000	¥670,000	¥636,000	¥918,000
Lowest price	¥573,000	¥574,000	¥564,000	¥607,000
Final price	¥586,000	¥612,000	¥628,000	¥860,000

Notes:

1. As the Investment Corporation was listed on the Tokyo Stock Exchange's Real Estate Investment Trust market on July 21, 2005, there are no relevant data concerning the aforementioned investment unit prices.

2. For the fourth fiscal period (November 1, 2006 to April 30, 2007), the investment unit price as at April 25, 2007, is shown.

(4) Others

On April 26, 2007, the Investment Corporation filed an equity shelf registration statement to conduct equity financing. The planned issuance period for the aforementioned equity shelf registration statement is May 7, 2007 to May 6, 2009, and the planned issue amount is ¥100,000,000,000.

The issue of additional new investment units discussed in this notice is not based on the aforementioned self-registration.

Translation Purpose Only

April 26, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning the Acquisition of Properties (Toranomon Toyo Building, KDX Shinjuku 286 Building, KDX Kyoto Karasuma Building, KDX Hakata Building, KDX Sendai Building)

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision today to acquire five properties. Details are provided as follows.

1. Outline of the Acquisition

(1) Type of Acquisition : Trust beneficiary interests in real estate (Total of 5 office buildings)
(2) Property Name : Details are provided as follows.
(3) Acquisition Price : Total for 5 properties is ¥22,000,000,000 (excluding acquisition costs, property tax, city-planning tax, and consumption tax, etc.)

<Anticipated Acquisition>

Usage	Property No.	Property Name	Acquisition Price (Millions in Yen)
Office Building	A-40	Toranomon Toyo Building	9,850
	A-41	KDX Shinjuku 286 Building (Note)	2,300
	A-42	KDX Kyoto Karasuma Building (Note)	5,400
	A-43	KDX Hakata Building (Note)	2,350
	A-44	KDX Sendai Building (Note)	2,100
Total of 5 Office Buildings			22,000

(4) Seller : Y.K. KWO Fourth
(5) Date of Contract : April 26, 2007
(6) Scheduled Date of Acquisition : June 1, 2007
(7) Settlement Method : Payment in full on settlement
(8) Source of Acquisition : Support-line (Acquisition from Kenedix Group)

Note: The current name of the KDX Shinjuku 286 Building is the "Aqusis Building," KDX Kyoto Karasuma Building is the "Karasuma Building," KDX Hakata Building is the "Hakata Ekimae Building," and KDX

Sendai Building is the "Sendai Honcho Park Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the buildings.

Each aforementioned building shall hereafter be referred to as "the Property" or collectively,the "five Properties.

2. Reason for Acquisition

The acquisition of the five Properties are made to raise the investment ratio of office buildings in the overall portfolio, and to further enhance and stabilize the Investment Corporation's overall investment portfolio, in accordance with its Articles of Incorporation and fundamental investment policies.

3. Property Details

A-40 Toranomon Toyo Building

Property Name		Toranomon Toyo Building
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mitsubishi UFJ Trust and Banking Corporation
Trust Term		September 27, 2004 to September 17, 2014
Current Owner / Acquisition Date		Y.K. KWO Fourth / November 9, 2004
Previous Owner / Acquisition Date		KW Property Y.K. / September 27, 2004
Location (Address)		1-4-2 Toranomon, Minato-ku, Tokyo
Usage		Bank, Offices, Retail shops, Storage (Note 1)
Type of Structure		Flat-roofed, steel reinforced concrete structure; one underground and nine above-ground floors (Note 2)
Site Area	Land	869.01 m²
	Building	8,346.83 m² (Note 2)
Type of Ownership	Land	Proprietary ownership
	Building	Compartmentalized ownership (Note 3)
Completion Date		August 23, 1962
Architect		Taisei Corporation
Construction Company		Taisei Corporation
Construction Confirmation Authority		Tokyo
Probable Maximum Loss		14.65% (SOMPO JAPAN RISK MANAGEMENT, INC.)
Acquisition Price		¥9,850,000,000
Appraisal	Appraisal Value	¥9,870,000,000
	Base Date for Appraisal	March 1, 2007
	Appraiser	Japan Real Estate Institute
	Details	Please refer to Reference Material 1.
Existence of Secured Interests after Acquisition		None
Masterlease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Number of End Tenants		12 (As of December 31, 2006. The same applies below.)
Total Leasable Floor Area		6,231.95 m²
Total Leased Floor Area		6,231.95 m²

Occupancy Ratio	100.0%
Monthly Rental Income (Excluding Consumption Tax)	¥46,115,123 (Note 4)
Security and Guarantee Deposit	¥515,881,713 (Note 4)
Forecast Net Operating Income	Please refer to Reference Material 2.
Special Considerations	(1) The building was constructed prior to the implementation of new earthquake-resistance standards. However, based on the report prepared by Taisei Corporation dated February 2005, Taisei Corporation completed the earthquake-resistant reinforcement construction in October 2005, and its earthquake resistance has improved. (2) Due to the newly established Article 52 of the Buildings Standards Law concerning volume-to-lot-ratio standards after the completion of the building, the Property's volume-to-lot-ratio (994.06%) exceeds the current standard. (3) A certificate of inspection is yet to be received for a portion of the signboards (two side signboards) on the building following their completion. Moreover, building certification procedures stipulated by the Building Standards Law have not been followed for certain of these signboards. Plans are in place by the seller to take appropriate steps (including the fees) related to these signboards before the acquisition.
Other	Notes: 1. The Property is a compartmentalized ownership building with different applications registered for each compartment. 2. The total floor area and type of structure for the entire building. 3. The Property is a compartmentalized ownership builing. However, the trustee owns the entire property. 4. Monthly rental income and guarantee deposit information is exclusive of parking facility and advertising amounts.
Characteristics of the Property	(1) Area The Property is approximately one minute on foot from Toranomon Station on the Tokyo Metro Ginza Line. The Toranomon area, where the Property is located, is one of the most well-known business districts in central Tokyo, with a number of large- and medium-sized offices, particularly on Sakurada-dori and Sotobori-dori. The Property is situated at a highly recognizable location facing Sotobori-dori, a Toranomon area in which there is a particularly high demand for office space. (2) Building Though the Property was constructed 45 years ago in 1962, it has been well maintained, receiving regular repair and maintenance of air conditioning systems, the external facade and structure, as well as undergoing earthquake resistance retrofitting. Additionally, with a standard floor area of 625 m^2, a comparatively substantial size for the Toranomon area, the building is an attractive property that continues to retain its competive edge. (3) Tenants Currently, all nine above-ground floors, as well as the underground floor, are fully occupied with tenants, which include a restaurant on the underground floor, and a major bank, a real estate company, a law firm, and a human resources consulting company on the aboveground floors. The Investment Corporation aims to maintain and improve both revenue and the occupancy ratio by fully exploiting the benefits of the Property's convenient location.

A-41 KDX Shinjuku 286 Building

Property Name	KDX Shinjuku 286 Building

Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mizuho Trust & Banking Co., Ltd.
Trust Term		April 19, 2005 to April 19, 2015
Current Owner / Acquisition Date		Y.K. KWO Fourth / April 19, 2005
Previous Owner / Acquisition Date		①Kihara Shouten / August 31, 1992 (Note 1) ②One Individual / May 2, 2000 (Note 1)
Location (Address)		2-8-6 Shinjuku, Shinjuku-ku, Tokyo
Usage		Offices, Parking
Type of Structure		Flat-roofed, steel-frame reinforced concrete・reinforced concrete structure; one underground and nine above-ground floors
Site Area	Land	421.70 ㎡
	Building	3,432.04 ㎡
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		August 31, 1989
Architect		Kabushikigaisha Meikenchiku-Sekkei Jimusho
Construction Company		Shimizu Corporation and others
Construction Confirmation Authority		Shinjuku-ku, Tokyo
Probable Maximum Loss		8.75% (SOMPO JAPAN RISK MANAGEMENT, INC.)
Acquisition Price		¥2,300,000,000
Appraisal	Appraisal Value	¥2,340,000,000
	Base Date for Appraisal	March 1, 2007
	Appraiser	Japan Real Estate Institute
	Details	Please refer to Reference Material 1.
Existence of Secured Interests after Acquisition		None
Masterlease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Number of End Tenants		9 (As of December 31, 2006. The same applies below.)
Total Leasable Floor Area		2,447.80 ㎡
Total Leased Floor Area		2,447.80 ㎡
Occupancy Ratio		100.0%
Monthly Rental Income (Excluding Consumption Tax)		¥12,290,119 (Note 2)
Security and Guarantee Deposit		¥105,044,542 (Note 2)
Forecast Net Operating Income		Please refer to Reference Material 2.
Special Considerations	None	
Other	Notes: 1. The oldest property land acquisition date is shown. 2. Monthly rental income and guarantee deposit information is exclusive of parking facility and advertising amounts.	
Characteristics of the Property	(1) Area The building is surrounded by a variety of mid- to high-rise office and retail buildings that run along Shinjuku Dori in a bustling commericial district. Facing Shinjuku Dori in a high visibility location, the building is approximately two minutes on foot from Shinjuku Gyoenmae Station on the Tokyo Metro Marunouchi Line and four minutes on foot from	

	Shinkuju Sanchome Station on the Toei Shinjuku Line. (2) Building Leased portions of the building offer features that enhance comfort and ease of use for tenants, with rectangular-shaped, pillar-free standard floors of 300 m^2 and individual air conditioning systems. (3) Tenants Currently, all nine floors are fully occupied with tenants, including companies engaged in software development, translation, finance and condominium management. The Investment Corporation aims to maintain and improve both revenue and the occupancy ratio by fully exploiting the benefits of the Property's convenient location.

A-42 KDX Kyoto Karasuma Building

Property Name		KDX Kyoto Karasuma Building
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mitsubishi UFJ Trust and Banking Corporation
Trust Term		March 30, 2004 to March 30, 2014
Current Owner / Acquisition Date		Y.K. KWO Fourth / January 31, 2005
Previous Owner / Acquisition Date		Y.K. Kyoto Karasuma Holdings / March 30, 2004
Location (Address)		85-1 Mikuracho Nishiiru Karasuma, Sanjyodori, Nakagyou-ku, Kyoto-shi, Kyoto (Note 1)
Usage		Offices
Type of Structure		Flat-roofed, steel-frame reinforced concrete structure; one underground and eight above-ground floors
Site Area	Land	1,788.67 m^2
	Building	12,632.68 m^2
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		October 20, 1982
Architect		Kabushikigaisha Matsuda Hirata Sakamoto Sekkei Jimusho
Construction Company		Takenaka Corporation
Construction Confirmation Authority		Kyoto-shi, Kyoto
Probable Maximum Loss		13.81% (SOMPO JAPAN RISK MANAGEMENT, INC.)
Acquisition Price		¥5,400,000,000
Appraisal	Appraisal Value	¥5,440,000,000
	Base Date for Appraisal	March 1, 2007
	Appraiser	Daiwa Real Estate Appraisal Corporation
	Details	Please refer to Reference Material 1.
Existence of Secured Interests after Acquisition		None
Masterlease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Number of End Tenants		25 (As of December 31, 2006. The same applies below.)
Total Leasable Floor Area		7,780.43 m^2
Total Leased Floor Area		7,556.94 m^2
Occupancy Ratio		97.1%
Monthly Rental Income (Excluding Consumption Tax)		¥29,280,433 (Note 2)

Security and Guarantee Deposit		¥215,269,022 (Note 2)
Forecast Net Operating Income		Please refer to Reference Material 2.
Special Considerations	None	
Other	Notes: 1. The residential address of the Property is yet to be determined. 2. Monthly rental income and guarantee deposit information is exclusive of parking facility and advertising amounts.	
Characteristics of the Property	(1) Area Prominently located at the intersection of Sanjyo Dori and Karasuma Dori, which is a main Kyoto district avenue that runs north to south, the Property is a convenient two minutes on foot from the Karasumaoike Station on the Karsuma Line of the Kyoto Municipal Subway. Karasuma Dori and its surrounding area is a renowned Kyoto business district that comprises mainly mid- to high-rise office and retail buildings. (2) Building With a well-maintained air conditioning system, refurbished common areas and a new security system in place, the building's facilities and equipment remain in good standing. In addition, with approximately 1,180 m² of standard leasble floor area that can be easily compartmentalized for optimal usability, the building offers a highly attractive structure to meet tenant demands for space, whether large or small. (3) Tenants Currently, the first floor is occupied by a major coffee shop and a large-sized bookstore, and the tenants for the other floors include companies engaged in OA-related equipment sales, real estate, law and finance, and the tenant-mix diversification has been realized. The Investment Corporation aims to maintain and improve both revenue and the occupancy ratio by fully exploiting the benefits of the Property's convenient location and size.	

A-43 KDX Hakata Building

Property Name		KDX Hakata Building
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mitsubishi UFJ Trust and Banking Corporation
Trust Term		September 10, 2004 to September 10, 2014
Current Owner / Acquisition Date		Y.K. KWO Fourth / September 17, 2004
Previous Owner / Acquisition Date		Y.K. City Residential / September 10, 2004
Location (Address)		1-2-3 Hakata-eki Minami, Hakata-ku, Fukuoka, Fukuoka
Usage		Offices, Mechanical room, Multilevel Parking
Type of Structure		Flat-roofed, steel-frame reinforced concrete structure; nine above-ground floors
Site Area	Land	1,130.86 m²
	Building	6,537.33 m² (Note 1)
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		July 16, 1982
Architect		Nikken Sekkei Ltd.
Construction Company		Sumitomo Mitsui Contruction Co., Ltd. others
Construction Confirmation Authority		Fukuoka-shi, Fukuoka
Probable Maximum Loss		0.34% (SOMPO JAPAN RISK MANAGEMENT, INC.)

Acquisition Price		¥2,350,000,000
Appraisal	Appraisal Value	¥2,370,000,000
	Base Date for Appraisal	March 1, 2007
	Appraiser	Japan Real Estate Institute
	Details	Please refer to Reference Material 1.
Existence of Secured Interests after Acquisition		None
Masterlease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Number of End Tenants		32 (As of December 31, 2006. The same applies below.)
Total Leasable Floor Area		4,934.23 m²
Total Leased Floor Area		4,782.19 m²
Occupancy Ratio		96.9%
Monthly Rental Income (Excluding Consumption Tax)		¥16,638,350 (Note 2)
Security and Guarantee Deposit		¥127,356,932 (Note 2)
Forecast Net Operating Income		Please refer to Reference Material 2.

Special Considerations	The first floor of the building is currently being used as a retail shop, which varies from the usage (office space) stipulated in the building permit. Moreover, building certification procedures stipulated by the Building Standards Law have not been followed for the inspection (signboards). Plans are in place by the seller to take appropriate steps.
Other	Notes: 1. The Property has the following attached structure. This attached structure is not included in the total floor area. (Usage: Storage; Type of Structure: Flat-roofed, steel-reinforced concrete structure; Floor area: 7.26m²) 2. Monthly rental income and guarantee deposit information is exclusive of parking facility and advertising amounts.
Characteristics of the Property	(1) Area The Property is located a five minutes on foot from Hakata Station on the Municipal Subway Airport Line and JR Kagoshima Line, and is in an urban district that is not only vital to the Tenjin area but also to the greater Kyushu island region. Given the area's convenient access to the Hakata Station and Fukuoka Airport, as well as its proximity to a substantial number of government and public offices, major corporations, local businesses, and government-affiliated enterprises, the area is deemed easily capable of maintaining stable occupancy. (2) Building The building meets high facility standards adopting the implementation of value-enhancing repairs and maintenance that include retrofitting of the centralized air conditioning sytem with an individualized air conditioning system, common area renovations and amenity renewals. (3) Tenants Currently, the first floor is occupied by a cell phone shop and restaurant, and the tenants for the other floors are fully occupied with tenants, including a company engaged in architecture-related business, a travel agency, various types of associations and a recruitment agency. The Investment Corporation aims for steady revenue by maintaining and improving the Property's facilities.

A-44 KDX Sendai Building

Property Name		KDX Sendai Building
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mitsubishi UFJ Trust and Banking Corporation
Trust Term		June 30, 2004 to June 30, 2014
Current Owner / Acquisition Date		Y.K. KWO Fourth / September 30, 2004
Previous Owner / Acquisition Date		KW Realty Y.K. / June 30, 2004
Location (Address)		1-2-20 Honcho, Aoba-ku, Sendai-shi, Miyagi
Usage		Offices
Type of Structure		Flat-roofed, steel-frame reinforced concrete structure; one underground and ten above-ground floors
Site Area	Land	987.78 m²
	Building	5,918.30 m² (Note 1)
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		February 24, 1984
Architect		Mitsubishi Estate Co., Ltd.
Construction Company		Taisei Corporation and others
Construction Confirmation Authority		Sendai-shi, Miyagi
Probable Maximum Loss		3.49% (SOMPO JAPAN RISK MANAGEMENT, INC.)
Acquisition Price		¥2,100,000,000
Appraisal	Appraisal Value	¥2,130,000,000
	Base Date for Appraisal	March 1, 2007
	Appraiser	Daiwa Real Estate Appraisal Corporation
	Details	Please refer to Reference Material 1.
Existence of Secured Interests after Acquisition		None
Masterlease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Number of End Tenants		27 (As of December 31, 2006. The same applies below.)
Total Leasable Floor Area		3,955.02 m²
Total Leased Floor Area		3,862.16 m²
Occupancy Ratio		97.7%
Monthly Rental Income (Excluding Consumption Tax)		¥14,516,667 (Note 2)
Security and Guarantee Deposit		¥213,742,510 (Note 2)
Forecast Net Operating Income		Please refer to Reference Material 2.
Special Considerations	A certificate of inspection is yet to be received for a portion of the signboards (one side signboards and one advertising board on the roof) on the building following their completion. Moreover, building certification procedures stipulated by the Building Standards Law have not been followed for certain of these signboards. Plans are in place by the seller (including the fees) to take appropriate steps related to these signboards.	
Other	1. The Property has the following attached structures. These attached structures are not included in the total floor area. (Usage: Parking; Type of Structure: Steel-frame one-story structure with steel-sheet roofing; Floor area: 35.20m²) (Usage: Garbage room; Type of Structure: Flat-roofed, steel-reinforced concrete structure;	

	Floor area: 7.40㎡) (Usage: Gas storage; Type of Structure: Flat-roofed, steel-reinforced concrete structure; Floor area: 5.40 ㎡) 2. Monthly rental income and guarantee deposit information is exclusive of parking facility and advertising amounts.
Characteristics of the Property	(1) Area The Property is an office building located approximately three minutes on foot from Hirose-Dori Station on the Sendai Municipal Subway Line and approximately eight minutes on foot from JR Sendai Station in the West Exit area, which is the largest commercial and business district in the Tohoku Region. The Property is highly visible and faces Atago-Kamisugi Dori, the main thoroughfare running north to south in front of Sendai Station. (2) Building The Property features a flexible floor plan that can be easily compartmentalized to meet a wide variety of tenant needs. In addition, the central air conditioning system for the entire building was retrofitted with an individualized air conditioning system along with other equipment upgrades, raising the building standards to a competitive level. (3) Tenants Currently, all floors are almost fully occupied with branches and sales offices of major corporations and local businesses, and the tenant-mix diversification has been realized. The Investment Corporation aims for steady revenue by maintaining and improving the Property's facilities.

4. Seller's Profile

Company Name	Y.K. KWO Fourth
Head Office Address	2-2-9 Shimbashi, Minato-ku, Tokyo
Representative	Naoto Kasuya
Capital	¥3 million
Principal Shareholder	Yugen Sekinin Chukan Hojin KWO Fourth
Business Activities	A special purpose company established to acquire, manage and dispose of trust beneficiary interests in real estate and a wholly owned subsidiary of a limited intermediary for the purpose of establishing a pension fund.
Relationship with the Investment Corporation	A related company as defined under the internal regulations of the Asset Management Company.
Special Considerations	None

*As of April 26, 2007

5. Acquirer's (Seller) Profile

A-40 Toranomon Toyo Building

The Investment Corporation	Current Owner・Trustee	Previous Owner・Trustee	Ex-Previous Owner・Trustee
<Background・Reasons for Acquisition> In accordance with its basic investment principles, the Investment Corporation	<Company Name/Relationship to Specified Interested Party> Please refer to above 4.	<Company Name/Relationship to Specified Interested Party> KW Property Y.K.	Excluding the specified interested party

shall obtain the Property following its determination as a competitive property that will contribute to the Investment Corporation's medium- to long-term profitability. The acquisition price was determined to be appropriate, as it is below the appraisal price determined by Japan Real Estate Institute.	Seller's Profile. <Background·Reasons for Acquisition> The Property was acquired for the aim of investment management.	Related party refers to those related parties defined under the Investment Trust Law and the internal regulations of the Asset Management Company. <Background·Reasons for Acquisition> The Property was acquired for the aim of investment management.	
<Acquisition Price> ¥9,850 millions (excluding tax)	<Acquisition Price> Omitted owing to the fact that the current trust beneficiary has owned the Property for more than one year.	—	—
<Date of Acquisition> June 1, 2007	<Date of Acquisition> November 9, 2004	<Date of Acquisition> September 27, 2004	—

A-41 KDX Shinjuku 286 Building

The Investment Corporation	Current Owner·Trustee	Previous Owner·Trustee
<Background·Reasons for Acquisition> In accordance with its basic investment principles, the Investment Corporation shall obtain the Property following its determination as a competitive property that will contribute to the Investment Corporation's medium- to long-term profitability. The acquisition price was determined to be appropriate, as it is below the appraisal price determined by Japan Real Estate Institute.	<Company Name/Relationship to Specified Interested Party> Please refer to above 4. Seller's Profile. <Background·Reasons for Acquisition> The Property was acquired for the aim of investment management.	Excluding the specified interested party
<Acquisition Price> ¥2,300 millions (excluding tax)	<Acquisition Price> Omitted owing to the fact that the current trust beneficiary has owned the Property for more than one year.	—
<Date of Acquisition> June 1, 2007	<Date of Acquisition> April 19, 2005	—

A-42 KDX Kyoto Karasuma Building

The Investment Corporation	Current Owner·Trustee	Previous Owner·Trustee	Ex-Previous Owner·Trustee

<Background･Reasons for Acquisition> In accordance with its basic investment principles, the Investment Corporation shall obtain the Property following its determination as a competitive property that will contribute to the Investment Corporation's medium- to long-term profitability. The acquisition price was determined to be appropriate, as it is below the appraisal price determined by Daiwa Real Estate Appraisal Corporation.	<Company Name/Relationship to Specified Interested Party> Please refer to above 4. Seller's Profile. <Background･Reasons for Acquisition> The Property was acquired for the aim of investment management.	<Company Name/Relationship to Specified Interested Party> Y.K. Kyoto Karasuma Holdings Related party refers to those related parties defined under the Investment Trust Law and the internal regulations of the Asset Management Company. <Background･Reasons for Acquisition> The Property was acquired for the aim of investment management.	Excluding the specified interested party
<Acquisition Price> ¥5,400 millions (excluding tax)	<Acquisition Price> Omitted owing to the fact that the current trust beneficiary has owned the Property for more than one year.	–	–
<Date of Acquisition> June 1, 2007	<Date of Acquisition> January 31, 2005	<Date of Acquisition> March 30, 2004	–

A-43 KDX Hakata Building

The Investment Corporation	Current Owner･Trustee	Previous Owner･Trustee	Ex-Previous Owner･Trustee
<Background･Reasons for Acquisition> In accordance with its basic investment principles, the Investment Corporation shall obtain the Property following its determination as a competitive property that will contribute to the Investment Corporation's medium- to long-term profitability. The acquisition price was determined to be appropriate, as it is below the appraisal price determined by Japan Real	<Company Name/Relationship to Specified Interested Party> Please refer to above 4. Seller's Profile. <Background･Reasons for Acquisition> The Property was acquired for the aim of investment management.	<Company Name/Relationship to Specified Interested Party> Y.K. City Residential Related party refers to those related parties defined under the Investment Trust Law and the internal regulations of the Asset Management Company. <Background･Reasons for Acquisition> The Property was acquired for the aim of	Excluding the specified interested party

Estate Institute.		investment management.	
<Acquisition Price> ¥2,350 millions (excluding tax)	<Acquisition Price> Omitted owing to the fact that the current trust beneficiary has owned the Property for more than one year.	—	—
<Date of Acquisition> June 1, 2007	<Date of Acquisition> September 17, 2004	<Date of Acquisition> September 10, 2004	—

A-44 KDX Sendai Building

The Investment Corporation	Current Owner・Trustee	Previous Owner・Trustee	Ex-Previous Owner・Trustee
<Background・Reasons for Acquisition> In accordance with its basic investment principles, the Investment Corporation shall obtain the Property following its determination as a competitive property that will contribute to the Investment Corporation's medium- to long-term profitability. The acquisition price was determined to be appropriate, as it is below the appraisal price determined by Daiwa Real Estate Appraisal Corporation.	<Company Name/Relationship to Specified Interested Party> Please refer to above 4. Seller's Profile. <Background・Reasons for Acquisition> The Property was acquired for the aim of investment management.	<Company Name/Relationship to Specified Interested Party> KW Realty Y.K. Related party refers to those related parties defined under the *Investment* Trust Law and the internal regulations of the Asset Management Company. <Background・Reasons for Acquisition> The Property was acquired for the aim of investment management.	Excluding the specified interested party
<Acquisition Price> ¥2,100 millions (excluding tax)	<Acquisition Price> Omitted owing to the fact that the current trust beneficiary has owned the Property for more than one year.	—	—
<Date of Acquisition> June 1, 2007	<Date of Acquisition> September 30, 2004	<Date of Acquisition> June 30, 2004	—

6. Details of Brokerage

There are no brokerage firms nor brokerage fee for the Property.

7. Interested-Party Transactions

Related to the acquisition of the five Properties, transactions between the Investment Corporation and interested

parties, or between the Investment Corporation and interested parties as defined under the Asset Management Company's internal rules and regulations, shall fall under the four categories of transactions (1) through (4) below.

Kenedix REIT Management, Inc. ("the Asset Management Company"), bound by its rules as they relate to interested-party transactions, worked to ensure strict compliance with statutory and other regulatory requirements. Furthermore, in order to ensure that the transactions were conducted in an open and fair manner and that the Investment Corporation was not disadvantaged, the Asset Management Company submitted all transactions for deliberation and approval by the Compliance Committee and the Asset Management Committee. Subject to approval, each transaction was then submitted to the Board of Directors for ratification.

In accordance with the Investment Trust Law, the Asset Management Company shall provide a report to the Investment Corporation relating to the interested-party transactions.

(1) Acquisition of Property
The seller of the Property falls under the category of an interested party according to the regulations of the Asset Management Company concerning interested parties. The seller and the overview of the acquisition are as entered above.

(2) Appointment of a Property Management Company
The Investment Corporation plans to execute a property management agreement with Kenedix Advisors Co., Ltd. ("KDA") on June 1, 2007. Other parties to the agreement include the property trust trustee and the Asset Management Company.

KDA qualifies as an interested-party as defined under the Investment Trust Law and the internal rules and regulations of the Asset Management Company. Fees relating to property management remain at the same level as a current property.

Outline of Property Managements Fees:

- Leasing management fees
  Rental income × 2% + Real estate operating income after management overhead expenses and before depreciation × 2%
- Management transfer fees

Property (Trust Beneficiary Interest) Price	Management Transfer Fee (At the Time of Purchase and Sale)
¥1.0 billion and more, and less than ¥3.0 billion	¥2.0 million
¥5.0 billion and more, and less than ¥10.0 billion	¥2.4 million

(3) Master Lease of the Property
The Investment Corporation plans to execute a master lease agreement with KDA on June 1, 2007. Other parties to the agreement include the property trust trustee and the Asset Management Company.

【Principal agreement terms and conditions】

- Agreement term: From the date of agreement execution through August 1, 2015
- Type of master lease: Pass-through

(4) Concurrent Liability Assumption Memorandum
The Investment Corporation plans to execute a concurrent liability assumption memorandum with KDA on June 1, 2007. Under the memorandum, the Investment Corporation agrees to assume a concurrent commitment together

with KDA to refund security and guarantee deposits which KDA as Master lessee had received from subtenants in connection with the master lease agreement. As compensation for this liability assumption, KDA shall provide to the Investment Corporation an amount equivalent to the total of security and guarantee deposits received.

8. Outlook

Please refer to "Notice Concerning Revisions to Operating Forecasts for the Fiscal Period Ending April 30, 2007 and Announcement of Operating Forecasts for the Fiscal Period Ending October 31, 2007" disclosed on April 26, 2007 regarding forecasts for the fiscal periods ending April 30, 2007 and October 31, 2007.

This notice is the English translation of the Japanese announcement on our Web site released on April 26, 2007. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

Attached Materials

1. Outline of Property Appraisal
2. Projected Cash Flow
3. Building Condition Investigation Report
4. Property Photographs
5. Property Portfolio after Acquisition of the 5 Properties

Reference Material 1

Outline of Property Appraisal

Unit : Yen

Property Name	A-40 Toranomon Toyo Building	A-41 KDX Shinjuku 286 Building	A-42 KDX Kyoto Karasuma Building	A-43 KDX Hakata Building	A-44 KDX Sendai Building
Appraisal Value	9,870,000,000	2,340,000,000	5,440,000,000	2,370,000,000	2,130,000,000
Base Date for Appraisal	March 1, 2007	March 1, 2007	March 1, 2007	March 1, 2007	March 1, 2007
Appraiser	Japan Real Estate Institute	Japan Real Estate Institute	Daiwa Real Estate Appraisal Corporation.	Japan Real Estate Institute	Daiwa Real Estate Appraisal Corporation.
Value Calculated Using the Direct Capitalization Method	9,990,000,000	2,370,000,000	5,570,000,000	2,380,000,000	2,160,000,000
Gross Operating Revenue	603,407,000	178,519,000	452,743,605	209,565,000	195,568,837
Maximum Gross Operating Revenue	622,782,000	185,795,000	472,423,624	224,240,000	205,049,892
Shortfall Attributed to Vacancies	19,375,000	7,276,000	19,680,019	14,675,000	9,481,055
Operating Expenses	140,774,000	47,654,000	137,617,210	56,441,000	58,806,079
Administrative and Maintenance Expense	81,079,000	29,015,000	85,191,280	42,807,000	42,340,139
Taxes and Dues	55,862,000	17,468,000	43,870,080	12,981,000	14,741,500
Other Expenses	3,833,000	1,171,000	8,555,850	653,000	1,724.440
Net Operating Income (NOI)	462,633,000	130,865,000	315,126,395	153,124,000	136,762,758
Capital Expenditure	24,480,000	14,500,000	19,098,000	19,680,000	16,033,333
Guarantee Deposit or Lump-sum Investment(Note)	11,450,000	2,330,000	4,697,857	2,351,000	2,248,085
Net Cash Flow (NCF)	449,603,000	118,695,000	300,726,252	135,795,000	122,977,510
Overall Capitalization Rate (NCF)	4.5%	5.0%	5.4%	5.7%	5.7%
Value Calculated Using the Discounted Cash Flow Method	9,740,000,000	2,310,000,000	5,300,000,000	2,350,000,000	2,090,000,000
Discount Rate	4.2%	4.8%	5.3%	5.5%	5.6%
Terminal Capitalization Rate	4.7%	5.2%	5.6%	5.9%	5.9%
Value Calculated Using the Cost Method	12,400,000,000	2,250,000,000	4,190,000,000	2,230,000,000	1,460,000,000
Land	96.7%	82.1%	71.4%	71.6%	59.3%
Building	3.3%	17.9%	28.6%	28.4%	40.7%

Note: Guarantee deposit or assumed yield rate on lump-sum investment: 2%

Reference Material 2

Projected Cash Flow

Unit : Millions of Yen

Property Name	A-40 Toronomon Toyo Building	A-41 KDX Shinjuku 286 Building	A-42 KDX Kyoto Karasuma Building	A-43 KDX Hakata Building	A-44 KDX Sendai Building
A. Projected Operating Revenues	582	177	419	201	178
B. Projected Operating Expenses (excluding depreciation)	146	52	145	65	64
C. Projected NOI (A-B)	435	125	273	136	113
D. Occupancy Ratio	96%	96%	96%	92%	93%

Underlying assumptions:

1. The above projected cash flow is an estimate for one year and is exclusive of extraordinary factors of the year of acquisition.
2. Revenues are based on an aforementioned occupancy ratio in the column "D. Occupancy Ratio" based on the current occupancy ratio and future changes of occupancy.
3. Expenses include property management fees, taxes and dues, repairs and maintenance expenses, and insurance.

Reference Material 3

Building Condition Investigation Report

Unit: Yen

Investigation Company	HI International Consultant Co., LTD.				
Date of Investigation	February 2007				
Property Name	A-40 Toranomon Toyo Building	A-41 KDX Shinjuku 286 Building	A-42 KDX Kyoto Karasuma Building	A-43 KDX Hakata Building	A-44 KDX Sendai Building
Repairs, maintenance and renovation expenses required over the next year	32,070,000	23,400,000	59,570,000	20,220,000	19,880,000
Repairs, maintenance and renovation expenses expected to be required within 2-12 years	227,980,000	145,680,000	169,610,000	138,490,000	172,520,000
Unit-in-Place	1,989,700,000	929,100,000	2,942,600,000	1,638,700,000	1,468,900,000

* The abovementioned investigation company undertakes building assessments for this property such as
- a diagnosis of building deterioration
- formulation of a short- and long-term repair and maintenance plan
- assessment of legal compliance with the Building Standards Law
- analyses of the existence of hazardous substances and the soil environment

and submits a building assessment report to the Investment Corporation.

KENEDIX

Reference Material 4

Property Photographs

A-40 Toranomon Toyo Building







A-41 KDX Shinjuku 286 Building







A-42 KDX Kyoto Karasuma Building







A-43 KDX Hakata Bulding







KENEDIX

A-44 KDX Sndai Building







KENEDIX

Reference Material 5

Property Portfolio after Acquisition of the 5 Properties

Type of Use	Area	Property Name	Acquisition Price (Millions of yen) (Note 1)	Ratio (Note1)	Acquisition Date
Office Buildings	Tokyo Metropolitan Area	Toranomon Toyo Building	9,850	4.9%	June 1, 2007
		KDX Ochanomizu Building (Note 2)	6,400	3.2%	April 2, 2007
		KDX Shiba-Daimon Building (Note 3)	6,090	3.0%	March 1, 2007
		KDX Koujimachi Building	5,950	3.0%	November 1, 2005
		KDX Nihonbashi 313 Building	5,940	3.0%	August 1, 2005
		Toshin 24 Building	5,300	2.6%	May 1, 2006
		KDX Hirakawacho Building	5,180	2.6%	August 1, 2005
		Ebisu East 438 Building	4,640	2.3%	May 1, 2006
		Higashi-Kayabacho Yuraku Building	4,450	2.2%	August 1, 2005
		KDX Toranomon Building	4,400	2.2%	April 17, 2007
		KDX Nishi-Gotanda Building	4,200	2.1%	December 1, 2006
		KDX Hatchobori Building	3,680	1.8%	August 1, 2005
		KDX Omori Building	3,500	1.7%	May 1, 2006
		KDX Hamamatsucho Building	3,460	1.7%	May 1, 2006
		KDX Higashi-Shinjuku Building	2,950	1.4%	September 1, 2006
		Dai-ichi Kayabacho Building	2,780	1.4%	May 1, 2006
		KDX Shinbashi Building	2,690	1.3%	May 1, 2006
		KDX Nakano-Sakaue Building	2,533	1.2%	August 1, 2005
		KDX Shin-Yokohama Building	2,520	1.2%	May 1, 2006
		Harajuku F.F. Building	2,450	1.2%	August 1, 2005
		KDX Kajicho Building	2,350	1.1%	June 3, 2006
		KDX Hamacho Building	2,300	1.1%	March 16, 2006
		KDX Shinjuku 286 Building (Note 4)	2,300	1.1%	June 1, 2007
		FIK Minami Aoyama	2,270	1.1%	August 1, 2005
		KDX Funabashi Building	2,252	1.1%	March 1, 2006
		KDX Okachimachi Building (Note 5)	2,000	1.0%	March 1, 2007
		Kanda Kihara Building	1,950	0.9%	August 1, 2005
		KDX Yotsuya Building	1,950	0.9%	May 1, 2006
		KDX Shinjuku-Gyoen Building	1,610	0.8%	August 1, 2005
		KDX Kiba Building	1,580	0.8%	June 20, 2006
		KDX Nishi-Shinjuku Building (Note 6)	1,500	0.7%	April 2, 2007
		KDX Monzen-Nakacho Building	1,400	0.7%	January 19, 2007
		KDX Hon-Atsugi Building (Note 7)	1,305	0.6%	March 1, 2007
		KDX Hachioji Building (Note 8)	1,155	0.5%	March 1, 2007
		KDX Nogizaka Building	1,065	0.5%	July 14, 2006
		KDX Koishikawa Building	704	0.3%	August 1, 2005
	Other Regional Areas	Portus Center Building	5,570	2.8%	September 21, 2005
		KDX Kyoto Karasuma Building (Note 9)	5,400	2.7%	June 1, 2007
		KDX Hakata Building (Note 10)	2,350	1.1%	June 1, 2007
		KDX Sendai Building (Note 11)	2,100	1.0%	June 1, 2007
		KDX Minami Semba Dai-1 Building	1,610	0.8%	May 1, 2006
		KDX Minami Semba Dai-2 Building	1,560	0.7%	May 1, 2006

		Hakata Ekimae-Dai2 Building	1,430	0.7%	August 1, 2005
		KDX Niigata Building	1,305	0.6%	March 1, 2007
	Total of 44 Office Buildings		137,979	70.0%	—
Central Urban-Type Retail Properties	Tokyo Metropolitan Area	Frame Jinnan-zaka	9,900	5.0%	August 1, 2005
		KDX Yoyogi Building	2,479	1.2%	September 30, 2005
	Other Regional Areas	ZARA Tenjin Nishi-dori	3,680	1.8%	May 1, 2006
	Total of 3 Central Urban-Type Retail Properties		16,059	8.1%	—
Residential Properties	Tokyo Metropolitan Area	Residence Charmante Tsukishima	5,353	2.7%	May 1, 2006
		Regalo Ochanomizu I&II	3,600	1.8%	May 1, 2006
		Storia Sirokane	3,150	1.5%	August 1, 2005
		Tre di Casa Minami Aoyama	2,460	1.2%	August 1, 2005
		Regalo Shiba-Kouen	2,260	1.1%	May 1, 2006
		Court Mejiro	1,250	0.6%	August 1, 2005
		Apartments Motoazabu	1,210	0.6%	August 1, 2005
		Apartments Wakamatsu-Kawada	1,180	0.5%	August 1, 2005
		Chigasaki Socie Ni-bankan	1,160	0.5%	May 1, 2006
		Court Nihonbashi Hakozaki	1,130	0.5%	August 1, 2005
		Court Nishi-Shinjuku	1,130	0.5%	May 1, 2006
		Side Denenchofu	1,110	0.5%	August 1, 2005
		Gradito Kawaguchi	1,038	0.5%	June 30, 2006
		S-court Yokohama Kannai II	945	0.4%	August 1, 2005
		Regalo Komazawa-Kouen	912	0.4%	May 1, 2006
		Court Motoasakusa	880	0.4%	August 1, 2005
		Court Shin-Okachimachi	878	0.4%	May 1, 2006
		Bloom Omotesando	875	0.4%	August 1, 2005
		Human Heim Okachimachi	830	0.4%	August 1, 2005
		Primo Regalo Kagurazaka	762	0.3%	May 1, 2006
		Primo Regalo Youga	730	0.3%	May 1, 2006
		Court Shimouma	638	0.3%	May 1, 2006
	Other Regional Areas	Ashiya Royal Homes	2,330	1.1%	May 1, 2006
		Venus Hibarigaoka	1,800	0.9%	December 8, 2005
		Regalo Ibaraki I& II	1,600	0.8%	May 1, 2006
		Collection Higashi-Sakura	1,264	0.6%	May 1, 2006
		Renaissance 21 Hirao Jousui-machi	900	0.4%	May 1, 2006
		Montore Nishikouen Bay Court	826	0.4%	May 1, 2006
		Abreast Hara	444	0.2%	August 1, 2005
		Abreast Hirabari	407	0.2%	August 1, 2005
	Total of 30 Residential Properties		43,052	21.8%	—
Total of 77 Properties			197,090	100.0%	Portfolio PML 6.86%

Notes:

1. Figures of less than one million yen are rounded off from acquisition prices, and ratios are rounded off to the first decimal place.
2. The current name of the property is the "Kenkyusha Building." Plans are in place to change the name of the property to the "KDX Ochanomizu Building" on October 1, 2007.
3. The current name of the property is the "Shuwa Dai-san Shiba Park Building." Plans are in place to change the name of the property to the "KDX Shiba-Daimon Building" on September 1, 2007.
4. The current name of the "KDX Shinjuku 286 Building" is the "Aqusis Building." Following the acquisition, the Investment

Corporation intends to carry out procedures to change the name of the building.

5. The current name of the property is the "Kairaku Building." Plans are in place to change the name of the property to the "KDX Okachimachi Building" on June 1, 2007.
6. The current name of the "KDX Nishi-Shinjuku Building" is the "N.S. EXCEL Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the building.
7. The current name of the "KDX Hon-Atsugi Building" is the "Sumisei Atsugi Dai-2 Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the building.
8. The current name of the "KDX Hachioji Building" is the "Sumisei Hachioji Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the building.
9. The current name of the "KDX Kyoto Karasuma Building" is the "Karasuma Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the building.
10. The current name of the "KDX Hakata Building" is the "Hakata Ekimae Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the building.
11. The current name of the "KDX Sendai Building" is the "Sendai Honcho Park Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the building.

KENEDIX

Translation Purpose Only

April 26, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Application for Shelf Registration of New Investment Unit Certificate Issuances

Kenedix Realty Investment Corporation ("the Investment Corporation") announced that a resolution was passed at today's Board of Directors meeting concerning the application for the shelf registration of new investment unit certificate issuances. Details are provided as follows.

1. Type of Offering	Investment unit certificates
2. Planned Issuance Period	2-year period beginning on the planned effective date of the shelf registration (May 7, 2007 to May 6, 2009)
. Planned Issue Amount	¥100,000,000,000
4. Use of Funds	Acquisition funds for specified assets (as defined in Article 2, Paragraph 1 of the Investment Trust Law [Law No. 198 of 1951]), repayment of borrowings, repayment of investment corporation bonds, refund of lease and guarantee deposits, funds for repairs and maintenance, working capital, etc.

The Investment Corporation has steadily acquired properties since it was listed on the Real Estate Investment Trust Market of the Tokyo Stock Exchange on July 21, 2005. In December 2006, the Investment Corporation revised its portfolio goals to invest mainly in mid-sized office buildings. Based on these revised portfolio goals, the Investment Corporation will aim for continuous growth of its property portfolio. The Investment Corporation's asset scale has grown to a total acquisition price of ¥175.09 billion and comprises of 72 properties as of today's date.

Once the registration is completed, the Investment Corporation will be able to undertake flexible equity financing to procure funds required for investment activities such as new property acquisitions. Such equity financing, together with funds procured through debt financing including bank borrowings and issuances of domestic unsecured investment corporation bonds, will enable further external growth of the Investment Corporation.

The Investment Corporation will use a various of financing methods and adopt a dynamic and flexible investment stance that accurately reflects the market environment and trends, and will ensure a timely response to each and every opportunity. Through these initiatives, the Investment Corporation will continually aim to maximize unitholder value.

Note: Other than the application for shelf registration of new investment unit certificate issuances mentioned above, the Investment Corporation resolved at today's Board of Directors meeting to issue additional new investment units and to conduct a secondary offering. The issuance of additional new investment units are not based on the application for shelf registration mentioned above.

KENEDIX

Translation Purpose Only

April 26, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Revisions to Operating Forecast for the Fiscal Period Ending April 30, 2007 and Announcement of Operating Forecasts for the Fiscal Period Ending October 31, 2007

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced a revised operating forecast for the fourth fiscal period (November 1, 2006 to April 30, 2007) (an operating forecast for such fiscal period was previously announced on December 11, 2006). In addition, the Investment Corporation announced its operating forecast for the fifth fiscal period (May 1, 2007 to October 31, 2007). Details are provided as follows.

1. Revised Forecasts for the Fourth Fiscal Period Ending April 30, 2007 (November 1, 2006 to April 30, 2007)

(Millions of yen unless otherwise stated)

	Operating Revenues	Ordinary Income	Net Income	Distributions per Unit (Yen)	Distributions in Excess of Earnings per Unit (Yen)
Previous Forecast (A)	5,542	2,075	2,074	13,200	-
Revised Forecast (B)	5,767	2,141	2,140	13,600	-
Net Change (B - A)	225	66	66	400	-
Change (%)	4.0	3.1	3.1	3.0	-

[Reference]
Forecast number of investment units issued and outstanding as of April 30, 2007: 157,000 units (unchanged from the previous fiscal period)

2. Forecasts for the Fifth Fiscal Period Ending October 31, 2007 (May 1, 2007 to October 31, 2007)

(Millions of yen unless otherwise stated)

	Operating Revenues	Ordinary Income	Net Income	Distributions per Unit (Yen)	Distributions in Excess of Earnings per Unit (Yen)
Fifth Fiscal Period (May 1, 2007 to October 31, 2007)	7,080	2,692	2,691	13,400	-

[Reference]
Forecast number of investment units issued and outstanding as of October 31, 2007: 200,000 units

Translation Purpose Only

May 14, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Pricing for the Issue of Additional New Investment Units and Secondary Offering

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced that the offer and issue prices for the issue of additional new investment units and secondary offering was determined at the Board of Directors Meeting on May 14, 2007. The decision to issue new investment units and conduct a secondary offering was first determined at the Board of Directors Meeting held on April 26, 2007. Details are provided as follows.

1. Primary Offering of the Issue of Additional New Investment Units

(1)	Total Number of Units to be Issued	Japanese Offering	26,710 units
		Overseas Offering	14,190 units
(2)	Offer Price		¥873,180 per unit
(3)	Gross Proceeds		¥35,713,062,000
(4)	Issue Price		¥842,886 per unit
(5)	Gross Proceeds		¥34,474,037,400
(6)	Application Period		May 15, 2007 (Tuesday) to May 17, 2007 (Thursday)
(7)	Payment Date		May 22, 2007 (Tuesday)

(Note) The underwriters shall underwrite the units at the issue price and make a public offering at the offer price.

2. Secondary Offering (Over-Allotment)

(1)	Total Number of Units to be Issued	2,100 units
(2)	Offer Price	¥873,180 per unit
(3)	Gross Proceeds	¥1,833,678,000
(4)	Application Period	May 15, 2007 (Tuesday) to May 17, 2007 (Thursday)
(5)	Delivery and Settlement Date	May 23, 2007 (Thursday)

Note: This press release provides information regarding Kenedix Realty Investment Corporation's decision to issue new investment units and to conduct a secondary offering, and is not provided as an inducement or invitation for investment. We caution readers to refer to the Investment Corporation's offering circular and notice of amendments thereto and to undertake investment decisions subject to individual determination and responsibility.

3. Issue of Additional New Investment Units by way of Third-Party Allotment

(1)	Total Number of Units to be Issued	2,100 units
(2)	Issue Price	¥842,886 per unit
(3)	Gross Proceeds	Up to ¥1,770,060,600
(4)	Allottee / Number of Units to be Issued	Nomura Securities Co., Ltd. / 2,100 units
(5)	Application Period	June 18, 2007 (Monday)
(6)	Payment Date	June 19, 2007 (Tuesday)

Note: Applications for investment units that have not been submitted by the application period (the application date) shown in (5) above shall be terminated.

<Reference>

1. Basis for Calculating the Offer Price and Issue Price

(1) Date of Calculation and Price	May 14, 2007	¥891,000
(2) Discount Rate	2.00%	

2. Syndicate Cover Transaction Period — May 18, 2007 (Friday) to June 12, 2007 (Tuesday)

3. Usage of Proceeds

Anticipated net proceeds (upper limit: ¥36,244,098,000) will be used by the Investment Corporation to undertake anticipated property acquisitions (¥22,000,000,000) and repay debt financing with the remaining proceeds.

KENEDIX

Translation Purpose Only

May 23, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Prepayment of Debt Financing

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision on May 23, 2007, to undertake prepayment of debt financing. Details are provided as follows.

1. Details of Prepayment of Debt Financing

Short-Term Debt

Lender	Series	Borrowed Amount	Prepayment Amount	Interest Rate (Floating Rate of Interest)	Drawdown Date	Repayment Date	Prepayment Date
Sumitomo Mitsui Banking Corporation	15-B	¥1,750 million	¥1,000 million	0.96091% (March 1, 2007 to May 31, 2007)	March 1, 2007	February 29, 2008	May 30, 2007
The Chuo Mitsui Trust and Banking Company, Limited	11	¥3,000 million	¥1,750 million	0.90250% (April 30, 2007 to July 31, 2007)	September 20, 2006	September 20, 2007	June 13, 2007
	15-B	¥250 million	¥250 million	0.96091% (March 1, 2007 to May 31, 2007)	March 1, 2007	February 29, 2008	May 30, 2007
Mitsubishi UFJ Trust and Banking Corporation	9	¥500 million	¥500 million	0.88250% (April 30, 2007 to July 31, 2007)	July 31, 2006	July 31, 2007	June 13, 2007
	15-B	¥1,000 million	¥1,000 million	0.96091% (March 1, 2007 to May 31, 2007)	March 1, 2007	February 29, 2008	May 30, 2007

	16-B	¥1,500 million	0.96545% (April 2, 2007 to July 2, 2007)	April 2, 2007	April 2, 2008
		¥1,500 million			May 30, 2007
Aozora Bank, Ltd.	16-A	¥2,000 million	0.94545% (April 2, 2007 to July 2, 2007)	April 2, 2007	October 2, 2007
		¥2,000 million			May 30, 2007
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	16-L	¥1,000 million	1.01545% (April 2, 2007 to July 2, 2007)	April 2, 2007	April 2, 2008
		¥1,000 million			May 30, 2007
Resona Bank, Ltd.	9	¥500 million	0.88250% (April 30, 2007 to July 31, 2007)	July 31, 2006	July 31, 2007
		¥500 million			June 13, 2007
	11	¥1,000 million	0.90250% (April 30, 2007 to July 31, 2007)	September 20, 2006	September 20, 2007
		¥1,000 million			June 13, 2007
	14	¥500 million	0.90909% (February 28, 2007 to May 31, 2007)	January 19, 2007	January 18, 2008
		¥500 million			June 13, 2007
The Chiba Bank, Ltd.	14	¥500 million	0.90909% (February 28, 2007 to May 31, 2007)	January 19, 2007	January 18, 2008
		¥500 million			June 13, 2007

Note: All of the abovementioned debt financing is unsecured without any outstanding guarantees.

2. Planned Date for Prepayment Dates

May 30, 2007: ¥6,750 million
June 13, 2007: ¥4,750 million

3. Funds for Prepayment

Funds for prepayment of debt financing are provided by the cash on hand from the issue of additional new investment units. Payments for the purchase of new investment units closed on May 22, 2007.

KENEDIX

【Reference Material】

Total Debt Financing Balance after Prepayment of Debt Financing and Status of Investment Corporation Bonds

(Billions of yen)

	Balance Prior to Prepayment of Debt Financing (As of May 23, 2007)	Balance After Prepayment of Debt Financing (As of June 13, 2007)	Change
Short-Term Debt Financing (Note1)	18.5	7.0	-11.5
Long-Term Debt Financing (Note2)	58.0	58.0	+0.0
Total Debt Financing Balance	76.5	65.0	-11.5
Investment Corporation Bonds	12.0	12.0	+ 0.0
Total of Debt Financing and Investment Corporation Bonds	88.5	77.0	-11.5

Notes:

1. Short-term debt refers to debt financing with a period of less than or equal to one year from the drawdown date to the repayment date.
2. Long-term debt refers to debt financing with a period of more than one year from the drawdown date to the repayment date.

KENEDIX

Translation Purpose Only

May 28, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Personnel Changes in the Asset Management Company

Kenedix Realty Investment Corporation ("the Investment Corporation") announced that the Board of Directors of Kenedix REIT Management, Inc. ("the Asset Management Company"), the asset management company for the Investment Corporation, resolved the personnel change in the Asset Management Company. Details are as follows.

1. Newly-Appointed Compliance Officer (Effective June 1, 2007)

Koju Komatsu

2. Retiring Compliance Officer (Effective May 31, 2007)

Shuichi Yoneta

The aforementioned personnel change will be reported, as a change in important employees, to the Commissioner of the Financial Services Agency pursuant to the Investment Trust and Investment Corporation Law. Furthermore, such personnel change will be reported, as a change in important employees, to the Minister of Land, Infrastructure and Transport pursuant to the requirements of discretionary real estate brokerage licenses.

(Reference Material)
The newly-appointed Compliance Officers' brief personal history are as follows.

Title	Name	Brief Personal History	
Compliance Officer	Koju Komatsu	April 1996	Joined The Mitsui Trust and Banking Co.,Ltd. (current The Chuo Mitsui Trust and Banking Co., Ltd.)
		August 1996	Transferred to Real Estate Sales Department
		June 2001	Transferred to Real Estate Planning Department
		July 2002	Transferred to Real Estate Investment Advisory Department
		July 2003	Transferred to Asset Finance Department
		December 2003	Joined Cititrust & Banking Corporation, Real Estate Department
		April 2005	Joined Kennedy-Wilson Japan Co., Ltd. (current Kenedix, Inc.) External assignment as a Vice President of Investment Management Division, Kenedix REIT Management, Inc.
		June 2007	Assigned as Compliance Officer

Translation Purpose Only

May 29, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning the Change of Property Name

Kenedix Realty Investment Corporation announced to change the name of three properties. Details are provided as follows.

1. Property Name and Effective Date

Property No.	New Property Name	Current Property Name	Effective Date
A-33	KDX Okachimachi Building	Kairaku Building	June 1, 2007
A-34	KDX Hon-Atsugi Building	Sumisei Atsugi Dai-2 Building	June 1, 2007
A-35	KDX Hachioji Building	Sumisei Hachioji Building	June 1, 2007

2. Reason for Changing its Name

The decision to change the property's name was based on efforts to more closely identify the building as a property owned and managed by the Kenedix Group, and to maintain and enhance competitive advantage by raising awareness within the leasing market.

KENEDIX

Translation Purpose Only

May 29, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Debt Financing Interest Rate Determination

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced the details of interest rates and applicable periods for debt financing outlined in the following table.

Classification (Note 1)	Balance (Billions of Yen)	Interest Rate (Interest Payment Period)	Drawdown Date	Repayment Date	Remarks
Series 13-A (Short-Term)	0.5	0.91250% (Note 2) (May 31, 2007 to August 31, 2007)	December 1, 2006	November 30, 2007	Unsecured/ Unguaranteed
Series 14 (Short-Term)	1.0	0.91250% (Note 2) (May 31, 2007 to August 31, 2007)	January 19, 2007	January 18, 2008	Unsecured/ Unguaranteed
Series 15-B (Short-Term)	1.25	0.96250% (Note 3) (May 31, 2007 to August 31, 2007)	March 1, 2007	February 29, 2008	Unsecured/ Unguaranteed
Series 5-B (Long-Term)	1.3	1.11250% (Note 4 & 7) (May 31, 2007 to August 31, 2007)	March 1, 2006	February 28, 2009	Unsecured/ Unguaranteed
Series 6 (Long-Term)	2.5	1.11250% (Note 4 & 8) (May 31, 2007 to August 31, 2007)	March 16, 2006	March 16, 2009	Unsecured/ Unguaranteed
Series 13-B (Long-Term)	2.5	1.16250% (Note 5 & 9) (May 31, 2007 to August 31, 2007)	December 1, 2006	November 30, 2011	Unsecured/ Unguaranteed
Series 17 (Long-Term)	3.0	1.08250% (Note 6) (May 31, 2007 to August 31, 2007)	April 17, 2007	April 16, 2011	Unsecured/ Unguaranteed

Notes:

1. Short-term debt financing refers to debt financing with a period of less than or equal to one year from the drawdown date to the repayment date. Long-term debt financing refers to debt financing with a period of more than one year from the drawdown date to the repayment date.
2. Three-month yen TIBOR + 0.25%
3. Three-month yen TIBOR + 0.30%

4. Three-month yen TIBOR + 0.45%
5. Three-month yen TIBOR + 0.50%
6. Three-month yen TIBOR + 0.42%
7. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥1.3 billion. As a result, the interest rate applicable through February 28, 2009 is 1.44875%.
8. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥2.5 billion. As a result, the interest rate applicable through March 16, 2009 is 1.47625%.
9. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥2.5 billion. As a result, the interest rate applicable through November 30, 2011 is 1.96375%.

KENEDIX

Translation Purpose Only

June 1, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Properties Acquisition Settlements (Toranomon Toyo Building, KDX Shinjuku 286 Building, KDX Kyoto Karasuma Building, KDX Hakata Building, KDX Sendai Building)

Kenedix Realty Investment Corporation ("the Investment Corporation") announced that it completed settlement for the acquisition of the following properties on June 1, 2007.

1. Details of the Acquisition

Property No.	Property Name	Type	Area	Acquisition Price (Millions of Yen) (Note)	Type of Acquisition
A-40	Toranomon Toyo Building	Office Building	Tokyo Metropolitan Area	9,850	Trust beneficiary interests in real estate
A-41	KDX Shinjuku 286 Building	Office Building	Tokyo Metropolitan Area	2,300	Trust beneficiary interests in real estate
A-42	KDX Kyoto Karasuma Building	Office Building	Other Regional Areas	5,400	Trust beneficiary interests in real estate
A-43	KDX Hakata Building	Office Building	Other Regional Areas	2,350	Trust beneficiary interests in real estate
A-44	KDX Sendai Building	Office Building	Other Regional Areas	2,100	Trust beneficiary interests in real estate
Total of 5 Office Buildings				22,000	

Note: Excluding acquisition costs, property tax, city-planning tax, and consumption tax, etc.

Please refer to the press release, "Notice Concerning the Acquisition of Properties (Toranomon Toyo Building, KDX Shinjuku 286 Building, KDX Kyoto Karasuma Building, KDX Hakata Building, KDX Sendai Building)," dated April 26, 2007, for the details of the properties.

The aforementioned properties acquired shall hereafter be referred to as "the 5 Properties."

2. Details of the Special Considerations

"Special Considerations" stated under "3. Property Details" in the press relese dated April 26, 2007, shall be amended as follows.

A-40 Toranomon Toyo Building

	Statement in Press Release dated April 26	Amended Statement	Reasons for Amendments
Trust Term	September 27, 2004 to September 17, 2014	September 27, 2004 to August 1, 2015	The trustee agreed on the trust term amendment.
Special Considerations	(1) Omitted (2) Omitted (3) A certificate of inspection is yet to be received for a portion of the signboards (two side signboards) on the building following their completion. Moreover, building certification procedures stipulated by the Building Standards Law have not been followed for certain of these signboards. Plans are in place by the seller to take appropriate steps (including the fees) related to these signboards before the acquisition.	(1) No Change (2) No Change (3) Deleted	(3) The tenant has applied for a certification of inspection for the side signboards on the building, and the certification has been received accordingly.

A-41 KDX Shinjuku 286 Building

	Statement in Press Release dated April 26	Amended Statement	Reasons for Amendments
Trust Term	April 19, 2005 to April 19, 2015	April 19, 2005 to August 1, 2015	The trustee agreed on the trust term amendment.

A-42 KDX Kyoto Karasuma Building

	Statement in Press Release dated April 26	Amended Statement	Reasons for Amendments
Trust Term	March 30, 2004 to March 30, 2014	March 30, 2004 to August 1, 2015	The trustee agreed on the trust term amendment.

A-43 KDX Hakata Building

	Statement in Press Release dated April 26	Amended Statement	Reasons for Amendments
Trust Term	September 10, 2004 to September 10, 2014	September 10, 2004 to August 1, 2015	The trustee agreed on the trust term amendment.
Special Considerations	The first floor of the building is currently being used as a retail shop, which varies from the usage (office space) stipulated in the building permit. Moreover,	Deleted	Concerning the unauthorized usage of the first floor of the building, corrective construction work has been conducted by the seller to adjust to the current use conditions

	building certification procedures stipulated by the Building Standards Law have not been followed for the inspection (signboards). Plans are in place by the seller to take appropriate steps.		and to satisfy relevant laws and regulations based on the result of consultations between Competent Authority. Moreover, the signboards have been removed by the seller.

A-44 KDX Sendai Building

	Statement in Press Release dated April 26	Amended Statement	Reasons for Amendments
Trust Term	June 30, 2004 to June 30, 2014	June 30, 2004 to August 1, 2015	The trustee agreed on the trust term amendment.
Special Considerations	A certificate of inspection is yet to be received for a portion of the signboards (one side signboards and one advertising board on the roof) on the building following their completion. Moreover, building certification procedures stipulated by the Building Standards Law have not been followed for certain of these signboards. Plans are in place by the seller (including the fees) to take appropriate steps related to these signboards.	Deleted	The signboard has been removed by the seller. Based on the result of consultations with the Competent Authority, the seller has completed corrective work to reduce the height of the advertising signboard to 4m or less, which then will not require an application for a certification of inspection.

This notice is the English translation of the Japanese announcement on our Web site released on June 1, 2007. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

Attached Materials

Property Portfolio after Acquisition of the 5 Properties

KENEDIX

Reference Material

Property Portfolio after Acquisition of the 5 Properties

Type of Use	Area	Property Name	Acquisition Price (Millions of yen) (Note 1)	Ratio (Note1)	Acquisition Date
Office Buildings	Tokyo Metropolitan Area	Toranomon Toyo Building	9,850	4.9%	June 1, 2007
		KDX Ochanomizu Building (Note 2)	6,400	3.2%	April 2, 2007
		KDX Shiba-Daimon Building (Note 3)	6,090	3.0%	March 1, 2007
		KDX Koujimachi Building	5,950	3.0%	November 1, 2005
		KDX Nihonbashi 313 Building	5,940	3.0%	August 1, 2005
		Toshin 24 Building	5,300	2.6%	May 1, 2006
		KDX Hirakawacho Building	5,180	2.6%	August 1, 2005
		Ebisu East 438 Building	4,640	2.3%	May 1, 2006
		Higashi-Kayabacho Yuraku Building	4,450	2.2%	August 1, 2005
		KDX Toranomon Building	4,400	2.2%	April 17, 2007
		KDX Nishi-Gotanda Building	4,200	2.1%	December 1, 2006
		KDX Hatchobori Building	3,680	1.8%	August 1, 2005
		KDX Omori Building	3,500	1.7%	May 1, 2006
		KDX Hamamatsucho Building	3,460	1.7%	May 1, 2006
		KDX Higashi-Shinjuku Building	2,950	1.4%	September 1, 2006
		Dai-ichi Kayabacho Building	2,780	1.4%	May 1, 2006
		KDX Shinbashi Building	2,690	1.3%	May 1, 2006
		KDX Nakano-Sakaue Building	2,533	1.2%	August 1, 2005
		KDX Shin-Yokohama Building	2,520	1.2%	May 1, 2006
		Harajuku F.F. Building	2,450	1.2%	August 1, 2005
		KDX Kajicho Building	2,350	1.1%	June 3, 2006
		KDX Hamacho Building	2,300	1.1%	March 16, 2006
		KDX Shinjuku 286 Building (Note 4)	2,300	1.1%	June 1, 2007
		FIK Minami Aoyama	2,270	1.1%	August 1, 2005
		KDX Funabashi Building	2,252	1.1%	March 1, 2006
		KDX Okachimachi Building	2,000	1.0%	March 1, 2007
		Kanda Kihara Building	1,950	0.9%	August 1, 2005
		KDX Yotsuya Building	1,950	0.9%	May 1, 2006
		KDX Shinjuku-Gyoen Building	1,610	0.8%	August 1, 2005
		KDX Kiba Building	1,580	0.8%	June 20, 2006
		KDX Nishi-Shinjuku Building (Note 4)	1,500	0.7%	April 2, 2007
		KDX Monzen-Nakacho Building	1,400	0.7%	January 19, 2007
		KDX Hon-Atsugi Building	1,305	0.6%	March 1, 2007
		KDX Hachioji Building	1,155	0.5%	March 1, 2007
		KDX Nogizaka Building	1,065	0.5%	July 14, 2006
		KDX Koishikawa Building	704	0.3%	August 1, 2005
	Other Regional Areas	Portus Center Building	5,570	2.8%	September 21, 2005
		KDX Kyoto Karasuma Building (Note 4)	5,400	2.7%	June 1, 2007
		KDX Hakata Building (Note 4)	2,350	1.1%	June 1, 2007
		KDX Sendai Building (Note 4)	2,100	1.0%	June 1, 2007
		KDX Minami Semba Dai-1 Building	1,610	0.8%	May 1, 2006
		KDX Minami Semba Dai-2 Building	1,560	0.7%	May 1, 2006

		Property	Acquisition price	Ratio	Date
		Hakata Ekimae-Dai2 Building	1,430	0.7%	August 1, 2005
		KDX Niigata Building	1,305	0.6%	March 1, 2007
Total of 44 Office Buildings			137,979	70.0%	–
Central Urban-Type Retail Properties	Tokyo Metropolitan Area	Frame Jinnan-zaka	9,900	5.0%	August 1, 2005
		KDX Yoyogi Building	2,479	1.2%	September 30, 2005
	Other Regional Areas	ZARA Tenjin Nishi-dori	3,680	1.8%	May 1, 2006
Total of 3 Central Urban-Type Retail Properties			16,059	8.1%	–
Residential Properties	Tokyo Metropolitan Area	Residence Charmante Tsukishima	5,353	2.7%	May 1, 2006
		Regalo Ochanomizu I&II	3,600	1.8%	May 1, 2006
		Storia Sirokane	3,150	1.5%	August 1, 2005
		Tre di Casa Minami Aoyama	2,460	1.2%	August 1, 2005
		Regalo Shiba-Kouen	2,260	1.1%	May 1, 2006
		Court Mejiro	1,250	0.6%	August 1, 2005
		Apartments Motoazabu	1,210	0.6%	August 1, 2005
		Apartments Wakamatsu-Kawada	1,180	0.5%	August 1, 2005
		Chigasaki Socie Ni-bankan	1,160	0.5%	May 1, 2006
		Court Nihonbashi Hakozaki	1,130	0.5%	August 1, 2005
		Court Nishi-Shinjuku	1,130	0.5%	May 1, 2006
		Side Denenchofu	1,110	0.5%	August 1, 2005
		Gradito Kawaguchi	1,038	0.5%	June 30, 2006
		S-court Yokohama Kannai II	945	0.4%	August 1, 2005
		Regalo Komazawa-Kouen	912	0.4%	May 1, 2006
		Court Motoasakusa	880	0.4%	August 1, 2005
		Court Shin-Okachimachi	878	0.4%	May 1, 2006
		Bloom Omotesando	875	0.4%	August 1, 2005
		Human Heim Okachimachi	830	0.4%	August 1, 2005
		Primo Regalo Kagurazaka	762	0.3%	May 1, 2006
		Primo Regalo Youga	730	0.3%	May 1, 2006
		Court Shimouma	638	0.3%	May 1, 2006
	Other Regional Areas	Ashiya Royal Homes	2,330	1.1%	May 1, 2006
		Venus Hibarigaoka	1,800	0.9%	December 8, 2005
		Regalo Ibaraki I& II	1,600	0.8%	May 1, 2006
		Collection Higashi-Sakura	1,264	0.6%	May 1, 2006
		Renaissance 21 Hirao Jousui-machi	900	0.4%	May 1, 2006
		Montore Nishikouen Bay Court	826	0.4%	May 1, 2006
		Abreast Hara	444	0.2%	August 1, 2005
		Abreast Hirabari	407	0.2%	August 1, 2005
Total of 30 Residential Properties			43,052	21.8%	–
Total of 77 Properties			197,090	100.0%	Portfolio PML 6.86%

Notes:

1. Figures of less than one million yen are rounded off from acquisition prices, and ratios are rounded off to the first decimal place.
2. The current name of the property is the "Kenkyusha Building." Plans are in place to change the name of the property to the "KDX Ochanomizu Building" on October 1, 2007.
3. The current name of the property is the "Shuwa Dai-san Shiba Park Building." Plans are in place to change the name of the property to the "KDX Shiba-Daimon Building" on September 1, 2007.

4. The current name of the KDX Shinjuku 286 Building is the "Aqusis Building," KDX Nishi-Shinjuku Building is the "N.S. EXCEL Building," KDX Kyoto Karasuma Building is the "Karasuma Building," KDX Hakata Building is the "Hakata Ekimae Building," and KDX Sendai Building is the "Sendai Honcho Park Building." The Investment Corporation intends to carry out procedures to change the name of the buildings.

KENEDIX

Translation Purpose Only

June 5, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Debt Financing Interest Rate Determination

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced the details of interest rate and applicable period for debt financing outlined in the following table.

Classification (Note 1)	Balance (Billions of Yen)	Interest Rate (Interest Payment Period)	Drawdown Date	Repayment Date	Remarks
Series 4 (Long-Term)	2.0	1.12500% (Notes 2 & 3) (June 7, 2007 to September 7, 2007)	December 8, 2005	December 7, 2008	Unsecured/ Unguaranteed

Notes:
1. Long-term debt financing refers to debt financing with a period of more than one year from the drawdown date to the repayment date.
2. Three-month yen TIBOR + 0.45%
3. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥2.0 billion. As a result, the interest rate applicable through December 7, 2008 is 1.0975%.

This notice is the English translation of the Japanese announcement on our Web site released on June 5, 2007. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

Translation Purpose Only

June 11, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning the Changes for Asset Management Company Directors and Important Employees

Kenedix Realty Investment Corporation ("the Investment Corporation") announced that the Board of Directors of Kenedix REIT Management, Inc. ("the Asset Management Company"), the asset management company for the Investment Corporation, resolved the undermentioned candidates to be nominated for the new directors, which nomination will be put to a vote at an ordinary meeting of shareholders to be held on June 28, 2007, and the change in the Asset Management Company important employees. Details are as follows.

1. Newly-Appointed Directors and Important Employees (Effective June 28, 2007, planned)

Directors: Director Kenji Ajitani, Director Masahiko Tajima
Important Employees: Kenji Ajitani

2. Retiring Director and Important Employees (Effective June 28, 2007)

Director: Soshi Ikeda
Important Employee: Soshi Ikeda

3. Newly-Appointed Director and Important Employees' Brief Personal History

Title	Name	Brief Personal History	
Director General Manger, Investment Management Division	Kenji Ajitani	April 1993	Joined Nichimen Corporation (current Sojitz Corporation), Construction Department
		April 1997	External assignment to Nichimen Real Estate Corporaion (current New Real Creation Inc.)
		April 2003	Joined Kennedy-Wilson Japan Co., Ltd. (current Kenedix, Inc.), Asset Management Department
		January 2004	External assignment to KW Pension Fund Advisors Co., Ltd. (current Kenedix Advisors Co., Ltd.)
		June 2007	External assignment as Director / General Manager of Investment Management Division, Kenedix REIT Management, Inc. (newly-appointed planned)

Title	Name	Brief Personal History	
Director General Manger, Financing Planning Division	Masahiko Tajima	April 1988	Joined The Mitsui Trust and Banking Co.,Ltd. (current The Chuo Mitsui Trust and Banking Co., Ltd.)
		July 1994	Transferred to Business Affairs Department
		October 1996	Transferred to Credit Planning Department
		June 1998	Transferred to Securities Department
		July 2000	Joined Sumitomo Life Insurance Company, Structured Finance Department
		May 2005	Joined Kenedix, Inc. External assignment as a General Manager of Financial Planning Division, Kenedix REIT Management, Inc.
		June 2007	Assigned as Director / General Manager of Financial Planning Division (newly-appointed planned)

The aforementioned change of the directors and the important employees will be reported to the Commissioner of the Financial Services Agency pursuant to the Investment Trust and Investment Corporation Law. Furthermore, such director and important employees' change will be reported to the Minister of Land, Infrastructure and Transport pursuant to the requirements of discretionary real estate brokerage licenses.

This notice is the English translation of the Japanese announcement on our Web site released on June 11, 2007. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

Translation Purpose Only

June 11, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Changes in the Company Regulations (Management Guidelines) of the Asset Management Company

Kenedix Realty Investment Corporation ("the Investment Corporation") announced today that the Board of Directors of Kenedix REIT Management, Inc. ("the Asset Management Company"), the asset management company for the Investment Corporation, has resolved to change management guidelines contained in its company regulations. Details are as follows.

1. Overview

The Investment Corporation has revised sections of the "Maintenance, Repairs and Capital Expenditure Policy" of the Asset Management Company's management guidelines. In addition, the Investment Corporation has made other minor changes to wording and the order of the provisions.

2. The Major Changes in the Management Guidelines

Before the Change in Management Guidelines	After the Change in Management Guidelines
Article 26 (Maintenance, Repairs and Capital Expenditure Policy) 2. In principle, maintenance, repairs and capital expenditure should be implemented within the depreciation for each property. However, for high-cost expenditures deemed necessary for business plans or emergency situations, the maintenance, repairs and capital expenditure that exceed depreciation costs may be conducted to the extent necessary.	Article 27 (Maintenance, Repairs and Capital Expenditure Policy) 2. In principle, the total cost for maintenance, repairs and capital expenditure should be implemented within depreciation of the total portfolio. However, for high-cost expenditures deemed necessary to maintain and improve the competitiveness of the portfolio or for emergency situations, the maintenance, repairs and capital expenditure that exceed total portfolio depreciation costs may be conducted to the extent necessary within a range that does not affect financial policy.

Note: In addition to the change above, the Investment Corporation has made other changes to wording and the order of the provisions.

3. Details of the Changes

The Investment Corporation has changed management guidelines in order to conduct maintenance, repair and capital expenditure deemed necessary to maintain and improve the competitiveness of its portfolio as a whole. Consequently, the Investment Corporation will have greater flexibility to effectively conduct additional maintenance, repairs and capital expenditure.

Translation Purpose Only

FINANCIAL REPORT FOR THE FISCAL PERIOD ENDED APRIL 30, 2007
(November 1, 2006 to April 30, 2007)

June 11, 2007

Kenedix Realty Investment Corporation is listed on the Tokyo Stock Exchange with the securities code number 8972.

(URL http://www.kdx-reit.com)

Contact Kenedix REIT Management, Inc.

Masahiko Tajima, General Manager, Financial Planning Division

TEL +81-3-3519-3491

Board of Directors meeting for approving financial results: June 11, 2007

The starting date for distribution payment is scheduled for July 10, 2007

1. PERFORMANCE FOR THE FISCAL PERIOD ENDED OCTOBER 31, 2006 AND APRIL 30, 2007

(The amount is rounded down to the nearest ¥million)

(1) Business Results

	Operating Revenues		Operating Income		Ordinary Income		Net Income	
Fourth Fiscal Period	¥5,778	109.3%	¥2,686	104.7%	¥2,148	101.1%	¥2,148	101.1%
Third Fiscal Period	¥5,288	184.2%	¥2,565	190.9%	¥2,125	192.7%	¥2,124	192.7%

	Net Income per Unit	Return on Unitholders' Equity(ROE)	<Reference> (Annualized)	Ordinary Income to Total Assets	<Reference> (Annualized)	Ordinary Income to Operating Revenues
Fourth Fiscal Period	¥13,681	2.4%	(4.8%)	1.2%	(2.5%)	37.2%
Third Fiscal Period	¥13,575	3.1%	(6.2%)	1.7%	(3.3%)	40.2%

Notes:
1. Net income per unit is calculated using the average number of investment units for the fourth fiscal period: 157,000units.
   Net income per unit is calculated using the average number of investment units for the third fiscal period: 156,460 units.
2. Changes in accounting policies: Yes
3. Percentage change figures are shown for operating revenues, operating income, ordinary income and net income
4. Annualized percentage figures = Percentage figures for the relevant fiscal period / Number of actual investment management days for the relevant fiscal period × 365 days.
5. Return on unitholders' equity and ordinary income to total assets is calculated using the average of the respective balances of unitholders' equity and total assets as of the beginning and end of the fiscal period.

(The total distribution is rounded down to the nearest ¥million.)

(2) Distribution

	Distributions per Unit (Yen) Excluding Excess of Earnings	Total Distribution (Millions of Yen)	Distributions in Excess of Earnings per Unit (Yen)	Total Distributions in Excess of Earnings	Payout Ratio	Distribution Ratio to Unitholders' Equity
Fourth Fiscal Period	¥13,682	¥2,148	—	—	100.0%	2.4%
Third Fiscal Period	¥13,529	¥2,124	—	—	99.9%	2.3%

Note: The payout ratio is rounded down to the nearest first decimal place.

(3) Financial Position

(The total assets and unitholders' equity are rounded down to the nearest ¥million.)

	Total Assets (Millions of Yen)	Unitholders' Equity (Millions of Yen)	Unitholders' Equity to Total Assets	Unitholders' Equity per Share of Common Stock (Yen)
Fourth Fiscal Period	¥188,400	¥90,877	48.2%	¥578,839
Third Fiscal Period	¥160,314	¥90,933	56.7%	¥579,192

Note: The number of investment units outstanding as of April 30, 2007 :totaled 157,000 units.
The number of investment units outstanding as of October 31, 2006 totaled 157,000 units.

2. FORECAST OF RESULTS FOR THE FIFTH FISCAL PERIOD
(May 1, 2007 to October 31, 2007)

	Operating Revenues (Millions of Yen)	Ordinary Income (Millions of Yen)	Net Income (Millions of Yen)	Distribution per Unit(Yen)Excluding Excess of Earnings	Distribution in Excess of Earings per Unit (Yen)
Fifth Fiscal Period	¥7,060	¥2,681	¥2,680	¥13,400	—

Reference: Estimated net income per unit for the fifth fiscal period: ¥13,400
Note: Forecasts presented in this document are based on "Assumptions for Forecasts for the Fourth Fiscal Period (from May 1, 2007 to October 31, 2007)" indentified in a separate reference. Forecasts for net income and distribution per unit may differ from actual results due to changes in operating conditions and a variety of factors. Accordingly, Kenedix Realty Investment Corporation does not guarantee any distribution amount.

Investment Highlights

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced the financial results for its fourth fiscal period (from November 1, 2006 to April 30, 2007).
In the fourth fiscal period, the Investment Corporation recorded operating revenues of ¥5,778 million, operating income of ¥2,686 million, ordinary income of ¥2,148 million and net income of ¥2,148 million. As a result, cash distribution for the fiscal period under review was ¥13,682 per unit.

Management Performance

In the fiscal period under review, the Investment Corporation acquired 10 office buildings with a total acquisition price of ¥29,755 million. From the viewpoint of reviewing its portfolio on December 11, 2006, the Investment Corporation sold 2 residential properties (total acquisition price of ¥1,603 million) on April 20, 2007. As a result, the number of properties owned as of April 30, 2007 stood at 72, with a total acquisition price of ¥175,090 million. Looking at the portfolio as a whole, 66.2% was comprised of office buildings, 24.5% of residential properties and 9.1% central urban retail properties on an acquisition price basis. In addition, the occupancy ratio as of the end of the fourth fiscal period was 95.9%, reflecting stable investment and asset management.

Capital Acquisition

To support the acquisition of additional assets, the Investment Corporation undertook debt financing of ¥29.0 billion during the fourth fiscal period comprising ¥9.5 billion of long-term debt and ¥19.5 billion of short-term debt (Note 1). In addition, the Investment Corporation undertook prepayment of ¥12.0 billion in short-term debt provided from cash on hand from the issuance of the investment corporation bonds. As a result, the balance of interest-bearing debt stood at ¥88.5 billion as of April 30, 2007, comprising ¥76.5 billion in debt financing (¥58.0 billion in long-term debt and ¥18.5 billion in short-term debt) and ¥12.0 billion in investment corporation bonds. In addition, the long-term debt ratio (Note2) was 79.1% and the fixed interest debt ratio (Note3) was 75.7%.
As of April 30, 2007, the Investment Corporation had ¥46.8 billion in long-term debt, of which ¥43.8 billion had fixed interest rates or floating interest rates effectively fixed by utilizing interest-swap agreements.
Since its public listing through to the end of the fourth fiscal period, the Investment Corporation has undertaken flexible debt funding on both an unsecured and unguaranteed basis. This is the result of the high standing in which the Investment Corporation, its investment policies, asset quality as well as the personnel and expertise of the Asset Management Company are held among financial institutions. In addition, the Investment Corporation strives to diversify repayment dates for its debt financing in an effort to reduce refinancing risk. The Investment Corporation also strives to extend average repayment periods by placing added emphasis on long-term debt.

Notes:

1. Short-term debt financing refers to debt financing with a period of less than or equal to one year from the drawdown date to the repayment date. Long-term debt financing refers to debt financing with a period of more than one year from the drawdown date to the repayment date.
2. Long-term debt ratio = (Balance of long-term debt + Balance of investment corporation bonds) ÷ (Total debt financing + Balance of investment corporation bonds)
3. Fixed interest debt ratio = (Balance of fixed interest debt + Balance of investment corporation bonds) ÷ (Total debt financing + Balance of investment corporation bonds)

The balance of fixed interest rate debt includes debt with floating interest rates effectively fixed by utilizing interest-rate swap agreements.

Continue Stable Financial Strategy

The Investment Corporation acquired a credit rating of A+ (Outlook: Stable) from Japan Credit Rating Agency, Ltd. on December 11, 2006. This was the second credit rating acquired following the A3 (Outlook: Stable) from Moody's Investors Services, Inc. on February 28, 2006. Details of the credit ratings as of April 30, 2007 are as follows.

Credit Rating Agency	Details of the Ratings
Moody's Investors Service	Rating: A3
	Outlook: Stable
Japan Credit Rating Agency, Ltd.	Senior Debts: A+
	Outlook: Stable

On February 7, 2007, a resolution was made concerning the offering of investment corporation bonds (hereafter the "comprehensive resolution", the same applies below). The Investment Corporation also filed a debt shelf registration statement. Details are as follows.

Total Amount of Ceiling for Gross Amount of Each Investment Corporation Bond Offering / Planned Issue Amount	¥100,000,000,000 respectively
Effective Period of Resolution / Planned Issuance Period	February 15, 2007 to February 14, 2009
Use of Funds	Acquisition funds for specified assets, repayment funds for borrowings, repayment funds for investment corporation bonds, refund funds for lease and guarantee deposits, funds to pay for repairs and maintenance, working capital, etc.

The Investment Corporation issued investment corporation bonds for the purpose of diversifying financing to support portfolio growth, with an emphasis on increasing the proportion of debt with fixed interest rates and longer maturity periods and achieving an appropriate mix of debt and equity financing. Details of the investment corporation bonds are as follows. In addition, the Investment Corporation issued its 10-year investment corporation bond, "Second Series Unsecured Investment Corporation Bond" in the shortest amount of time after IPO among J-REITs. Accordingly, the Investment Corporation has succeeded in diversifying maturities and lengthening its average debt maturity.

Name of Investment Corporation Bonds	First Series Unsecured Investment Corporation Bonds (Ranking *pari passu* among the Specified Investment Corporation Bonds	Second Series Unsecured Investment Corporation Bonds (Ranking *pari passu* among the Specified Investment Corporation Bonds)
Total Amount of the Bonds	¥9,000,000,000	¥3,000,000,000
Interest Rate	1.74% per annum	2.37% per annum
Term	5 years	10 years
Payment Period	March 15, 2007	March 15, 2007
Maturity	March 15, 2012	March 15, 2017

The Investment Corporation established a credit commitment line with The Bank of Tokyo-Mitsubishi UFJ, Ltd., allowing it to borrow up to ¥2.5 billion on an unsecured basis.

On April 26, 2007, the Investment Corporation filed an equity shelf registration statement to conduct equity financing. Details are as follows.

Planned Issue Amount	¥100,000,000,000
Application for the Shelf Registration Date	April 26, 2007
Planned Issuance Period	May 7, 2007 to May 6, 2009 (Planned)
Use of Funds	Acquisition funds for specified assets, repayment of borrowings, repayment of investment corporation bonds, refund of lease and guarantee deposits, funds to pay for repairs and maintenance, working capital, etc

Internal Growth Strategies

Taking into consideration economic and real estate market trends, the Investment Corporation adopts a tenant-oriented approach to its leasing activities with aims of ensuring a timely and flexible responses as well as optimal tenant satisfaction. Accordingly, the Investment Corporation will aim to increase of the cash flow by offering office environment with high tenant satisfaction. Based on the aforementioned, the Asset Management Company undertakes property management activities as follows:

- Identify and enhance satisfaction through use of tenant surveys
- Maintain attractive properties based on KDX standards
- Leasing management based on CS Strategy
- Careful control of management and operating costs

The Investment Corporation has appointed Kenedix Advisors Co., Ltd. as its Property Management Company for its entire portfolio.

Identify and enhance tenant satisfaction through use of tenant surveys

The Investment Corporation recognizes each tenant as a key customer and strives to enhance customer satisfaction and raise the competitiveness of its properties as the means to maintain and increase earnings. During the fiscal period ended April 30, 2006, the Investment Corporation conducted a customer satisfaction survey through J.D. Power Asia Pacific, Inc., an internationally recognized company that engages in customer satisfaction evaluation, to better understand the needs of its tenants and take steps to respond to their preferences. This survey covered 20 of its properties, 19 of which were office properties and one of which was a central urban retail property. As a part of this survey the administration officers of each tenant and tenant employees were asked to respond to many questions concerning building location and environment, external façade, entrance, air conditioning system for lease space areas, lighting ventilation, OA compliant, elevators, toilets, kitchen facilities, smoking areas, parking, management company service, status and standard of cleaning, security, and fire prevention, and to remark on each building and its facilities, as well as the nature and quality of operating and management services. On a scale one to five, respondents were asked to rank each of these areas. The survey provided invaluable information pertaining to the strengths and weaknesses of each building. Under the remarks section, a number of respondents provided insightful observations. Based on survey results, the Investment Corporation will work to clarify and improve outstanding issues. Through this vital feedback channel, the Investment Corporation will also implement appropriate maintenance and renovations for each property taking into consideration associated costs and benefits.

Plans are in place to conduct a second customer satisfaction survey during the fiscal period ending October 31, 2007.

Through these means, the Investment Corporation is working efficiently to generate improvements in rent levels and asset values, increase earnings and promote sustained internal growth.

Maintain attractive properties based on KDX standards

The Investment Corporation aims to provide attractive mid-sized office buildings in order to enhance portfolio value and rental revenues.

We believe that the quality of mid-sized office buildings in Japan vary considerably depending on the nature of the owner. For example, a building owned by an individual or small company that owns only one or a few buildings may not have the resources to provide high-quality maintenance. Furthermore, when a building is owned by a large company, property management is often dictated by that company's priorities and does not necessarily correspond to tenant needs or satisfaction.

The Investment Corporation aims to differentiate itself by efficiently providing certain uniform standards, termed "KDX" standards, as well as attractive office environments.

Examples of KDX standards include the followings:

- Installation of security cameras for elevators and entrance halls
- Installation of emergency devices for elevators
- Installation of modern restrooms that include western-style toilets with hot-water self-cleaning functions
- Creation and distribution of security and evacuation maps
- Creation and distribution of detailed building rules

In addition, the Investment Corporation enhances its brand awareness by renaming its office buildings so that "KDX" is included in the new name.

Leasing management based on CS Strategy

The Investment Corporation aims to provide flexible and focused leasing activities that take into account economic and market trends, and that utilize the results of tenant surveys to enhance tenant satisfaction.

In addition, the Investment Corporation believes that tenants at mid-sized office buildings generally tend to have high turnover ratios, and it is focused on obtaining higher rent levels when entering new lease contracts. The Investment Corporation also negotiates with tenants that pay lower rent levels than the market price in order to raise rents under existing leases.

Careful control of management and operating costs

The Investment Corporation utilizes the scale merits of owning many properties and the negotiating strength of the Kenedix Group (the Kenedix Group refers to Kenedix, Inc., Kenedix Advisors and other related companies, the same applies below) to reduce building management costs. Accordingly, the Investment Corporation reduces property management expenses, electricity costs and property taxes. The Investment Corporation will continue to carefully control management and operating costs by periodically reviewing its property management standards to ensure that they remain relevant and appropriate for each property, and by maintaining an appropriate balance between initiatives that aim to sustain or increase revenues with its efforts to control operating costs.

The Investment Corporation has appointed Kenedix Advisors Co., Ltd. as its sole property management company for the entire portfolio as of the end of the fourth fiscal period. In establishing a single point of contact for all matters relating to property management activities, the Investment Corporation strives to secure consistent policies, specifications and procedures along with ensuring swift and quality service.

The Investment Corporation is presently satisfied with the quality of property management. In addition to property management services, the Investment Corporation has executed master lease agreements with Kenedix Advisors covering almost all of its properties held as of April 30, 2007 (excluding Residence Charmante Tsukishima, Frame Jinnan-zaka, ZARA Tenjin Nishi-dori and tenants without approval for subleasing). In appointing a member of the Kenedix Group as lessee, the Investment Corporation is able to provide better

tenant-oriented leasing management through Kenedix Advisors. At the same time, this scheme allows the Investment Corporation to more effectively utilize tenant security and guarantee deposits. The Investment Corporation leverages scale merits and the communication and negotiation skills of the Kenedix Group in an effort to reduce operating costs. In addition, the Investment Corporation has succeeded in reducing in building maintenance costs.

・New Property Investment Strategy (External Growth Strategy)

The Investment Corporation will continue to concentrate on mid-sized office buildings with an emphasis on the Tokyo Metropolitan Area while also investing in central urban retail property located in highly flourishing districts as an alternative to investment in office buildings. In addition, the Investment Corporation will make no new investment in residential properties for a certain period and consider replacement of assets. To facilitate the implementation of the aforementioned investment policy, the Investment Corporation will leverage the "Multi-Pipeline" provided by the support of the Kenedix Group, in addition to the original network of the Asset Management Company.

Through the Multi-Pipeline, the Asset Management Company is positioned to secure real estate information related to properties for which the Kenedix Group acts as intermediary, properties under development, properties that it owns, and pension funds (Note). Based on this information, the Investment Corporation has first preferential negotiating rights for an acquisition. Against the backdrop of a competitive market, the role of the support-line is increasingly significant for the Asset Management Company' s acquisition of quality properties.

Note: Pension Funds refer to real estate investment funds for pension plans that are managed by Kenedix Advisors Co., Ltd.

Another key role of the support-line is to facilitate property acquisition through the warehousing function. Under the warehousing function, members of the Kenedix Group may acquire or temporarily hold an investment property sourced from the original network of the Asset Management Company in the event that the Investment Corporation is not itself in an immediate position to acquire the property, or the property fails to fully comply with the Investment Corporation's investment criteria at that specific time.

The Investment Corporation seeks to continue improving the quality of its portfolio in terms of location, size and type of properties, through various measures including replacement of assets. In addition, the Investment Corporation will continue to steadily grow by acquiring properties and aims accelerate this growth by utilizing its leverage relationship with the Kenedix Group and the Asset Management Company's original network for sourcing properties, as well as make diversified acquisitions, as discussed below.

Leverage Relationship with the Kenedix Group

As the sponsor company, Kenedix, Inc. has provided property information and support staff to the Investment Corporation and the Asset Management Company. At the same time, the Investment Corporation believes that the role of J-REITs in the Kenedix Group has increased in importance.

In April 2007, the Investment Corporation revised the Memorandum of Understanding between it, Kenedix, Inc., Kenedix Advisors Co., Ltd. and the Asset Management Company, which was originally conducted at the time of the Investment Corporation's IPO. The Investment Corporation revised the Memorandum because it had been expanding the number of acquired properties and strengthening its property acquisition capacity even more was deemed necessary as J-REITs were increasing in importance for the Kenedix Group.

■Details of the Change of Memorandum of Understanding

・When Kenedix, Inc. receives information regarding any available property that in its reasonable opinion meets our investment criteria, including properties under development, from parties other than the

contracting parties, the Asset Management Company has first preferential rights to such information.
(Before Revision: The Investment Corporation had second preferential rightsafter certain pension funds to such property information acquired by Kenedix, Inc.)

- In the event that Kenedix, Inc. disposes of a property that in its reasonable opinion meets our investment criteria, including properties under development or properties that it owns, the Asset Management Company has first preferential negotiating rights with respect to such properties.
(Before Revision: The Investment Corporation had second preferential negotiating rights with respect to such properties after certain pension funds)
- As long as the Investment Corporation and the Asset Management Company continue to not invest in new residential properties, the Revised Memorandum of Understanding will not apply with respect to residential properties

Also as a result of the revisions, the Pipeline relationship between the Kenedix Group and the Investment Corporation was significantly strengthened, allowing the Investment Corporation preferential rights to properties developed by the Kenedix Group. Looking ahead, the Investment Corporation and the sponsor company plans to closely cooperate to achieve further external growth in such investments as Group-wide joint investments and property developments. .

Utilize the Asset Management Company's Original Network for Sourcing Properties

The Asset Management Company's employees have diverse experience in the real estate and financial markets in Japan. A part of the Investment Corporation's growth strategy involves acquiring information about potential acquisition opportunities through the Asset Management Company's network. The Investment Corporation plans to continue to utilize the Asset Management Company's knowledge, experience and network of contacts in the real estate market to help locate and acquire properties that match its investment strategy.

Make Diversified Acquisitions

As of April 30, 2007, the Investment Corporation owned 72 properties for a total acquisition price of the approximately ¥175.0 billion with a 95.9% occupancy ratio. Supported by this asset base along with the management know-how of mid-sized office building accumulated by the Asset Management Company, the Investment Corporation plans to continue acquiring properties based on its diversified property acquisition strategy. Against the backdrop of stable trends in its investment units, the Investment Corporation believes that this strategy will enable it to take a more aggressive approach to acquiring properties.

Outlook

Forecasts for the fifth fiscal period (May 1, 2007 to October 31, 2007) are presented as follows. Please refer to the "Preconditions and Assumptions for the Fiscal Period Ending October 31, 2007" below for factors that underpin forecasts.

Operating Revenues	¥7,060 million
Ordinary Income	¥2,681 million
Net Income	¥2,680 million
Distribution per Unit	¥13,400
Distribution in Excess of Earnings per Unit	¥0

Note: Forecast figures are calculated based on certain assumptions. Readers are advised that actual operating revenues, net income and distribution per unit may differ significantly from forecasts due to a variety of reasons. Accordingly, the Investment Corporation does not guarantee payment of the forecast distribution per unit.

"Preconditions and Assumptions for the Fiscal Period Ending October 31, 2007"

	Preconditions and Assumptions
Property Portfolio	• Forecasts for the fiscal period ending October 31, 2007 are based on a property portfolio totaling 77 properties held as of June 11, 2007, • The property portfolio may change due to a variety of factors.
Operating Revenues	• Rental revenues are estimated based on historic performance and a variety of factors including each property's competitive standing and market and other conditions.
Operating Expenses	• Property expenses other than depreciation are based on historic expenses, adjusted to reflect the variable nature of expenses. • In general, property tax and city planning tax are allocated to the seller and purchaser on a pro rata basis at the time of acquisition settlement. In the case of the Investment Corporation, an amount equivalent to the portion allocated to the purchaser is included in the acquisition price of the property. • Repairs, maintenance and renovation expenses are estimated based on the Asset Management Company budgeted amounts for each property and amounts considered essential for each period. Actual repairs, maintenance and renovation expenses for each fiscal period may, however, differ significantly from estimated amounts due to unforeseen circumstances or emergencies. • For the fiscal period ending October 31, 2007, approximately amounts of ¥1,422 million has been estimated for depreciation expense.
Non-Operating Expenses	• Amounts for interest payable and investment corporation bond interest of ¥586 million has been forecasted for the fiscal period ending October 31, 2007.
Debt Financing and Investment Corporation Bonds	•The Investment Corporation conduct a public offering and third-party allotment of a maximum of 2,100 units and from the funds procured an amount of approximately ¥6,250 million for the purpose of repayment of debt financing, which stood at ¥69,750 million as of June 11, 2007. After the repayment, no significant changes in the amount of debt financing are expected. •For the fifth fiscal period, forecasts are based on a total balance of investment corporation bonds of ¥12,000 million as of June 11, 2007. Forecasts are also based on the assumption that the balance of debt financing shall remain unchanged in the fifth fiscal period.

Investment Units Issued and Outstanding	●At the conclusion of the third-party allotment and sale through an over-allotment option, the number of units issued and outstanding is assumed to reach 200,000, from the 197,900 units issued and outstanding as of June 11, 2007.
Distributions per Unit	● Distributions per unit of amounts less than ¥1 are omitted. Calculations are based on a 100% distribution of unappropriated retained earnings.
Distributions in Excess of Earnings per Unit	● The Investment Corporation does not currently anticipate distributions in excess of earnings per unit.
Other	● Forecasts are based on the assumption that any revisions to regulatory requirements, taxation, accounting standards, public listing regulations or requirements of the Investment Trusts Association, Japan will not impact forecast figures. ● Forecasts are based on the assumption that there will be no major unforeseen changes to economic trends and in real estate and other markets.

Balance Sheets

	Fourth Fiscal Period (As of April 30, 2007)		Third Fiscal Period (As of October 31, 2006)		Increase / Decrease	
	(Thousands in Yen)	(%)	(Thousands in Yen)	(%)	(Thousands in Yen)	(%)
ASSETS						
I. Current assets	9,333,184	4.9	10,243,869	6.4	△910,684	91.1
Cash and bank deposits	3,740,550		4,709,666		△969,116	
Entrusted deposits	5,182,512		4,779,041		403,470	
Rental receivables	75,124		83,374		△8,249	
Prepaid expenses	29,845		47,206		△17,361	
Consumption tax refundable	302,040		599,486		△297,445	
Other current assets	3,111		25,093		△21,981	
II. Fixed assets	178,896,941	95.0	149,945,921	93.5	28,951,019	119.3
1. Property and equipment, at cost *1	178,516,827	94.8	149,719,621	93.4	28,797,205	119.2
Buildings	4,818,319		1,313,459		3,504,860	
Structures	52,061		52,813		△751	
Machinery and equipment	28,741		1,879		26,861	
Tools, furniture and fixtures	3,500		2,760		739	
Land	7,910,082		2,148,301		5,761,781	
Buildings held in trust	59,002,008		55,173,235		3,828,773	
Structures held in trust	236,337		247,088		△10,751	
Machinery and equipment held in trust	675,401		667,292		8,109	
Tools, furniture and fixtures held in trust	513,193		546,862		△33,669	
Land held in trust	105,277,180		89,565,928		15,711,252	
2. Intangible fixed asset	285,144	0.1	−		285,144	−
Land leasehold	285,144		−		285,144	
3. Investment and other assets	94,969	0.1	226,300	0.1	△131,330	42.0
Leasehold and security deposits	11,649		18,205		△6,556	
Long-term prepaid expenses	83,320		76,874		6,446	
Derivative assets	−		131,220		△131,220	
III Deferred	170,551	0.1	124,550	0.1	46,000	136.9
Organization costs	30,538		35,627		△5,089	
Investment Corporation Issuance Costs	68,875		−		68,875	
Unit Issuance Costs	71,138		88,923		△17,784	
Total assets	188,400,678	100.0	160,314,341	100.0	28,086,336	117.5

	Fourth Fiscal Period (As of April 30, 2007)		Third Fiscal Period (As of October 31, 2006)		Increase / Decrease	
	(Thousands in Yen)	(%)	(Thousands in Yen)	(%)	(Thousands in Yen)	(%)
LIABILITIES						
I Current liabilities	21,444,151		16,204,462	10.1	5,239,689	132.3
Trade payables	275,299		289,763		△14,464	
Short-term debt	18,500,000		13,500,000		5,000,000	
Current maturities of long term debt	1,500,000		1,500,000		–	
Other payables	138,451		117,128		21,323	
Accrued expenses	86,742		27,362		59,379	
Accrued income taxes	543		923		△380	
Rents received in advance	916,372		767,536		148,835	
Deposits received	26,743		1,748		24,995	
II Long-term liabilities	76,078,756	40.4	53,176,581	33.2	22,902,174	143.1
Investment Corporation bonds issued	12,000,000		–		12,000,000	
Long-term debt	56,500,000		47,000,000		9,500,000	
Leasehold and security deposits received	626,499		184,398		442,100	
Leasehold and security deposits held in trust received	6,952,256		5,940,494		1,011,762	
Deferred tax liability	56,500,000		51,687		9,500,000	
Total liabilities	97,522,908	51.8	69,381,044	43.3	28,141,863	140.6
(Net assets)*2						
I. Unitholder's equity	90,877,769	48.2	90,853,764	56.6	24,005	100.0
1. Capital stock	88,729,652	47.1	88,729,652	55.4	–	–
2. Retained earnings						
Retained earnings at end of period	2,148,117		2,124,112		24,005	
II. Valuation and translation adjustments	–	–	79,532	0.1	△79,532	–
Unrealized gain from deferred hedge	–		79,532		△79,532	
Total net assets	90,877,769	48.2	90,933,297	56.7	△55,527	99.9
Total liabilities and net assets	188,400,678	100.0	160,314,341	100.0	28,086,336	117.5

Statements of Income and Retained Earnings

	Fourth Fiscal Period (As of April 30, 2007)		Third Fiscal Period (As of October 31, 2006)		Increase / Decrease	
	(Thousands in Yen)	(%)	(Thousands in Yen)	(%)	(Thousands in Yen)	(%)
1. Operating revenues	5,778,210	100.0	5,288,833	100.0	489,376	109.3
Rental revenues *1	4,965,303		4,549,456		415,847	
Other rental revenues *1	682,158		582,043		100,115	
Profit on sale of trust beneficiary interests in real estate*2	130,748		157,334		△26,586	
2. Operating expenses	3,091,465	53.5	2,723,641	51.5	367,823	113.5
Property-related expenses *1	2,607,389		2,397,201		210,187	
Asset management fees	306,965		203,841		103,123	
Directors' salaries	5,400		5,400		—	
Custodian fees	17,928		11,705		6,222	
Administrative service fees	48,672		35,022		13,649	
Audit fees	7,800		5,900		1,900	
Other operating expenses	97,309		64,569		32,740	
Operating income	2,686,744	46.5	2,565,192	48.5	121,552	104.7
3. Non-operating revenues	9,716	0.2	2,389	0.1	7,326	406.7
Interest income	2,137		461		1,675	
Other Non-operating revenues	7,578		1,927		5,651	
4. Non-operating expenses	547,581	9.5	442,500	8.4	105,081	123.7
Interest expense	450,605		375,765		74,840	
Investment corporation bonds interest	29,320		—		29,320	
Financing related expense	20,595		20,904		△308	
Amortization of bonds issuance costs	1,501		—		1,501	
Amortization of unit issuance costs	17,784		17,784		—	
Amortization of organization costs	5,089		5,089		—	
Other non-operating expenses	22,685		22,956		△271	
Ordinary income	2,148,879	37.2	2,125,081	40.2	23,798	101.1
Income before income taxes	2,148,879	37.2	2,125,081	40.2	23,798	101.1
Current income taxes	816	0.0	1,009	0.0	△192	80.9
Deferred income taxes	4		0		4	
Net Income	2,148,058	37.2	2,124,071	40.2	23,986	101.1
Retained earnings at the beginning of period	59		40		18	
Retained earnings at the end of period	2,148,117		2,124,112		24,005	

Statements of Changes in Unitholder's Equity

Fourth Fiscal Period (November 1, 2006 to April 30, 2007)

(Thousands in Yen)

	Unitholder's Equity			Valuation and Translation Adjustments		Total Net Assets
	Capital Stock *1	Retained Earnings: Retained Earnings at end-period	Total Unitholder's Equity	Unrealized gain from Deferred Hedge	Total Valuation and Translation Adjustments	
Balance at the beginning of a period	88,729,652	2,124,112	90,853,764	79,532	79,532	90,933,297
Changes during the fiscal period						
Payment of dividends	—	Δ2,124,053	Δ2,124,053	—	—	Δ2,124,053
Net Income	—	2,148,058	2,148,058	—	—	2,148,058
Interest-rate swap	—	—	—	Δ79,532	Δ79,532	Δ79,532
Total changes during the fiscal period	—	24,005	24,005	Δ79,532	Δ79,532	Δ55,527
Balance at the end of period	88,729,652	2,148,117	90,877,769	—	—	90,877,769

Third Fiscal Period (May 1, 2006 to October 31, 2006)

(Thousands in Yen)

	Unitholder's Equity			Valuation and Translation Adjustments		Total Net Assets
	Capital Stock *1	Retained Earnings: Retained Earnings at end-period	Total Unitholder's Equity	Unrealized gain from Deferred Hedge	Total Valuation and Translation Adjustments	
Balance at the beginning of a period	44,285,002	1,102,013	45,387,015	—	—	45,387,015
Changes during the fiscal period						
New unit issuance	44,444,649	—	44,444,649	—	—	44,444,649
Payment of dividends	—	Δ1,101,973	Δ1,101,973	—	—	Δ1,101,973
Net Income	—	2,124,071	2,124,071	—	—	2,124,071
Interest-rate swap	—	—	—	79,532	79,532	79,532
Total changes during the fiscal period	44,444,649	1,022,098	45,466,748	79,532	79,532	45,546,281
Balance at the end of period	88,729,652	2,124,112	90,853,764	79,532	79,532	90,933,297

Properties Roster

(Millions in Yen)

Type	Area	Property Name	Acquisition Price (Note1)	Amount on the Balance Sheet (Note2)	Appraisal Value at the end of Fourth Fiscal Period (Note3)	Ratio (%) (Note4)
Office Buildings	Tokyo Metropolitan Area	KDX Ochanomizu Building (Note5)	6,400	6,447	6,640	3.6
		KDX Shiba-Daimon Building (Note6)	6,090	6,164	6,340	3.4
		KDX Kojimachi Building	5,950	5,923	6,220	3.3
		KDX Nihonbashi 313 Building	5,940	6,373	7,530	3.3
		Toshin-24 Building	5,300	5,313	5,860	3.0
		KDX Hirakawacho Building	5,180	5,196	5,660	2.9
		Ebisu East 438 Building	4,640	4,666	5,600	2.6
		Higashi-Kayabacho Yuraku Building	4,450	4,577	5,760	2.5
		KDX Toranomon Building	4,400	4,580	4,020	2.5
		KDX Nishi-Gotanda Building	4,200	4,391	4,700	2.3
		KDX Hatchobori Building	3,680	3,627	3,920	2.1
		KDX Omori Building	3,500	3,506	3,860	1.9
		KDX Hamamatsucho Building	3,460	3,453	3,730	1.9
		KDX Higashi-Shinjuku Building	2,950	2,997	3,100	1.6
		Dai-ichi Kayabacho Building	2,780	2,857	3,030	1.5
		KDX Shinbashi Building	2,690	2,711	3,050	1.5
		KDX Nakano Sakaue Building	2,533	2,496	2,680	1.4
		KDX Shin-Yokohama Building	2,520	2,553	2,680	1.4
		Harajuku F.F. Building	2,450	2,531	3,060	1.3
		KDX Kajicho Building	2,350	2,372	2,410	1.3
		KDX Hamacho Building	2,300	2,413	2,890	1.3
		FIK Minami Aoyama	2,270	2,307	3,340	1.2
		KDX Funabashi Building	2,252	2,415	2,360	1.2
		KDX Okachimachi Building (Note7)	2,000	2,084	2,010	1.1
		Kanda Kihara Building	1,950	1,923	1,990	1.1
		KDX Yotsuya Building	1,950	1,981	2,110	1.1
		KDX Shinjuku-Gyoen Building	1,610	1,645	1,970	0.9
		KDX Kiba Building	1,580	1,633	1,690	0.9
		KDX Nishi-Shinjuku Building(Note8)	1,500	1,569	1,500	0.8
		KDX Monzen-Nakacho Building	1,400	1,461	1,430	0.7
		KDX Hon-Atsugi Building (Note9)	1,305	1,360	1,320	0.7
		KDX Hachioji Building (Note10)	1,155	1,211	1,160	0.6
		KDX Nogizaka Building	1,065	1,125	1,060	0.6
		KDX Koishikawa Building	704	698	827	0.4
	Other Regional Areas	Portus Center Building	5,570	5,454	5,620	3.1
		KDX Minami Semba Dai-1 Building	1,610	1,589	1,640	0.9
		KDX Minami Semba Dai-2 Building	1,560	1,553	1,620	0.8
		Hakata-Ekimae Dai-2 Building	1,430	1,483	1,600	0.8
		KDX Niigata Building	1,305	1,376	1,200	0.7
Total of 39 Office Buildings			115,979	118,029	127,187	66.2

Type	Area	Property Name	Acquisition Price (Note1)	Amount on the Balance Sheet (Note2)	Appraisal Value at the end of Fourth Fiscal Period (Note3)	Ratio (%) (Note4)
Residential Properties	Tokyo Metropolitan Area	Residence Charmante Tsukishima	5,353	5,427	5,460	3.0
		Regalo Ochanomizu I&II	3,600	3,664	3,670	2.0
		Storia Sirokane	3,150	3,181	3,370	1.7
		Tre di Casa Minami Aoyama	2,460	2,487	2,660	1.4
		Regalo Shiba-Kouen	2,260	2,293	2,280	1.2
		Court Mejiro	1,250	1,269	1,140	0.7
		Apartments Motoazabu	1,210	1,233	1,300	0.6
		Apartments Wakamatsu Kawada	1,180	1,197	1,240	0.6
		Chigasaki Socie Ni-bankan	1,160	1,242	1,160	0.6
		Court Nihonbashi-Hakozaki	1,130	1,145	1,220	0.6
		Court Nishi-Shinjuku	1,130	1,153	1,160	0.6
		Side Denenchofu	1,110	1,151	1,100	0.6
		Gradito Kawaguchi	1,038	1,093	1,060	0.5
		S-court Yokohama-Kannai II	945	955	1,000	0.5
		Regalo Komazawa-Kouen	912	930	943	0.5
		Court Motoasakusa	880	899	925	0.5
		Court Shin-Okachimachi	878	902	888	0.5
		Bloom Omotesando	875	891	955	0.4
		Human Heim Okachimachi	830	848	890	0.4
		Primo Regalo Kagurazaka	762	786	770	0.4
		Primo Regalo Youga	730	747	735	0.4
		Court Shimouma	638	655	644	0.3
	Other Regional Areas	Ashiya Royal HOmes	2,330	2,415	2,440	1.3
		Venus Hibarigaoka	1,800	1,961	1,770	1.0
		Regalo Ibaraki I&II	1,600	1,646	1,670	0.9
		Collection Higashi-Sakura	1,264	1,341	1,274	0.7
		Renaissance 21 Hirao Jousui-machi	900	928	962	0.5
		Montore Nishikouen Bay Court	826	851	831	0.4
		Abreast Hara	444	447	494	0.2
		Abreast Hirabari	407	414	457	0.2
		Total of 30 Residential Properties	43,052	44,166	44,468	24.5
Central Urban Retail Properties	Tokyo Metropolitan Area	Frame Jinnan-zaka	9,900	10,295	11,800	5.6
		KDX Yoyogi Building	2,479	2,622	2,490	1.4
	Other Regional Areas	ZARA Tenjin Nishi-dori	3,680	3,688	3,760	2.1
		Total of 3 Central Urban Retail Properties	16,059	16,606	18,050	9.1
Total of 72 properties			175,090	178,801	189,705	100.0

Notes:

1. Acquisition price is the purchase price for trust beneficiary interests or properties acquired by the Investment Corporation exclusive of taxes,

rounded down to the nearest million yen.

2. Figures of less than1 million are rounded down from the amounts on the balance sheet.

3. Appraisal values (end of the fourth fiscal period) are based on the asset valuation method and standards outlined in the Investment Corporation's Articles of Incorporation and regulations formulated by the Investment Trusts Association, Japan. Appraisal values are drawn from valuation reports prepared by the Japan Real Estate Institute, Tanizawa Sogo Appraisal Co., Ltd., Daiwa Real Estate Appraisal Corporation, Chuo Real Estate Appraisal Co., Ltd. and Nippon Tochi-Tatemono Limited.

4. Figures are the acquisition price of each asset as a percentage of the total acquisition prices for the portfolio rounded down to the nearest first decimal place.

5. As of April 30, 2007, the name of the property is the "Kenkyusha Building." Plans are in place to change the name of the property to the "KDX Ochanomizu Building" on October 1, 2007. The same applies below.

6. As of April 30, 2007, the name of the property is the "Shuwa Dai-san Shiba Park Building." Plans are in place to change the name of the property to the "KDX Shiba-Daimon Building" on September 1, 2007. The same applies below.

7. As of April 30, 2007, the name of the property is the "Kairaku Building." The name of the property has been changed to the "KDX Okachimachi Building" on June 1, 2007. The same applies below.

8. As of April 30, 2007,the current name of the "KDX Nishi-Shinjuku Building" is the "N.S. EXCEL Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the building. The same applies below.

9. As of April 30, 2007, the name of the property is the "Sumisei Atsugi Dai-2 Building." The name of the property has been changed to the "KDX Hon-Atsugi Building" on June 1, 2007. The same applies below.

10. As of April 30, 2007, the name of the property is the "Sumisei Hachioji Building." The name of the property has been changed to the "KDX Hachioji Building" on June 1, 2007. The same applies below.

Property Distribution

A. Property Types

Type	Number of Properties	Acquisition Price (Millions of Yen)	Ratio (Note) (%)
Office Buildings	39	115,979	66.2
Residential Properties	30	43,052	24.5
Central Urban Retail Properties	3	16,059	9.1
Others	—	—	
Total	72	175,090	100.0

B. Geographic Distribution

Area	Number of Properties	Acquisition Price (Millions of Yen)	Ratio (Note) (%)
Tokyo Metropolitan Area	58	150,364	85.8
Other Regional Areas	14	24,726	14.1
Total	72	175,090	100.0

C. Property Distribution by Acquisition Price

Acquisition Price (Millions of Yen)	Number of Properties	Acquisition Price (Millions of Yen)	Ratio (Note) (%)
Less than 1,000	14	10,731	6.1
1,000 - 2,500	34	56,443	32.2
2,500 - 5,000	15	52,233	29.8
5,000 - 7,500	8	45,783	26.1
7,500 - 10,000	1	9,900	5.6
Total	72	175,090	100.0

Note: "Ratio" refers to the percentage of the acquisition price by each category to the acquisition prices of the entire portfolio. Figures are rounded down to the nearest first decimal place.

Details of Investment Real Estate and Trust Real Estate

Type	Area	Property Name	Total Floor Area (㎡) (Note1)	Type of Structure (Note2)	Completion Date (Note3)	PML Percentage (%)
Office Buildings	Tokyo Metropolitan Area	KDX Ochanomizu Building	7,720.08	SRC B1F7	August 1982	5.35
		KDX Shiba-Daimon Building	7,824.03	SRC B1F9	July 1986	13.72
		KDX Kojimachi Building	5,323.81	SRC B2F9	May 1994	4.94
		KDX Nihonbashi 313 Building	8,613.09	SRC B2F9	April 1974	17.36
		Toshin-24 Building	8,483.17	SRC B1F8	September 1984	17.19
		KDX Hirakawacho Building	8,002.97	SRC B3F10	March 1988	8.02
		Ebisu East 438 Building	4,394.58	SRC B1F7	January 1992	7.68
		Higashi-Kayabacho Yuraku Building	5,916.48	SRC B1F9	January 1987	7.88
		KDX Toranomon Building	2,277.38	SRC B1F9	April 1988	14.77
		KDX Nishi-Gotanda Building	5,192.87	SRC B1F8	November 1992	8.23
		KDX Hatchobori	4,800.43	SRC·RC B1F8	June 1993	5.21
		KDX Omori Building	7,334.77	RC·SRC B1F9	October 1990	4.21
		KDX Hamamatsucho Building	3,592.38	S F9	September 1999	9.89
		KDX Higashi-Shinjuku Building	7,885.40	SRC B1F9	January 1990	5.40
		Dai-ichi Kayabacho Building	3,804.86	SRC F8	October 1987	7.18
		KDX Shinbashi Building	3,960.22	SRC·S B1F8	February 1992	10.55
		KDX Nakano-Sakaue Building	6,399.42	SRC B1F11	August 1992	5.05
		KDX Shin-Yokohama Building	6,180.51	S B1F9	September 1990	13.82
		Harajuku F.F. Building	3,812.44	SRC F11	November 1985	13.02
		KDX Kajicho Building	3,147.70	SRC B1F8	March 1990	8.81
		KDX Hamacho Building	4,133.47	SRC B2F10	September 1993	12.10

		FIK Minami Aoyama	1,926.98	SRC B1F9	November 1988	6.37
		KDX Funabashi Building	5,970.12	SRC B1F8	April 1989	4.11
		KDX Okachimachi Building	1,882.00	S F10	June 1988	3.72
		Kanda Kihara Building	2,393.94	SRC·RC·S B1F8	May 1993	14.28
		KDX Yotsuya Building	3,329.68	RC B2F4	October 1989	5.56
		KDX Shinjuku-Gyoen Building	2,594.88	S·SRC F9	June 1992	8.16
		KDX Kiba Building	2,820.64	RC F5	October 1992	9.16
		KDX Nishi-Shinjuku Building	2,017.63	RC F5	October 1992	7.03
		KDX Monzen-Nakacho Building	2,668.91	SRC F8	September 1986	6.39
		KDX Hon-Atsugi Building	3,603.63	SRC F8	May 1995	12.45
		KDX Hachioji Building	2,821.21	SRC F9	December 1985	13.96
		KDX Nogizaka Building	1,695.07	RC B1F5	May 1991	7.08
		KDX Koishikawa Building	1,866.58	SRC B1F9	October 1992	11.47
	Other Regional Areas	Portus Center Building	79,827.08	SRC·S B2F25	September 1993	3.49
		KDX Minami Semba Dai-1 Building	4,236.59	SRC·RC·S B1F9	March 1993	7.23
		KDX Minami Semba Dai-2 Building	3,315.93	SRC·S B1F9	September 1993	7.94
		Hakata-Ekimae Dai-2 Building	4,846.01	SRC F9	September 1984	0.69
		KDX Niigata Building	6,810.29	RC B2F13	July 1983	1.74
		Total of 39 Office Buildings	253,427.23	—	Average of 18.1 yrs	—
Residential Properties	Tokyo Metropolitan Area	Residence Charmante Tsukishima	18,115.39	SRC B1F10	January 2004	17.11
		Regalo Ochanomizu I&II	4,843.27	①RC B1F10 ②RC F11	①January 2006 ②February 2006	9.32
		Storia Sirokane	5,750.05	SRC·S B2F13	February 2003	7.77
		Tre di Casa Minami Aoyama	1,986.44	RC B1F6	February 2004	7.44

		Regalo Shiba-Kouen	2,786.98	RC F13	November 2005	12.39
		Court Mejiro	3,326.07	RC B1F3	March 1997	5.74
		Apartments Motoazabu	1,685.14	RC F11	January 2004	6.24
		Apartments Wakamatsu Kawada	1,858.51	RC F12	February 2004	7.56
		Chigasaki Socie Ni-bankan	3,821.74	RC F8	January 1991	18.75
		Court Nihonbashi-Hakozaki	1,727.96	SRC F12	February 2004	13.44
		Court Nishi-Shinjuku	1,669.33	RC F8	October 2005	6.44
		Side Denenchofu	2,433.52	RC F6	February 1997	10.39
		Gradito Kawaguchi	1,705.38	RC F12	February 2006	13.33
		S-court Yokohama-Kannai II	1,738.71	RC F11	March 2003	19.45
		Regalo Komazawa-Kouen	1,262.00	RC F8	February 2006	9.29
		Court Motoasakusa	1,585.65	SRC F13	January 2005	9.90
		Court Shin-Okachimachi	1,494.55	RC F11	October 2005	4.70
		Bloom Omotesando	699.14	RC B1F3	March 2003	6.55
		Human Heim Okachimachi	1,444.25	SRC F14	December 2004	12.19
		Primo Regalo Kagurazaka	1,007.54	RC F8	January 2006	7.86
		Primo Regalo Youga	1,213.20	RC F8	December 2005	9.98
		Court Shimouma	880.18	RC F6	October 2005	8.43
	Other Regional Areas	Ashiya Royal Homes	5,015.67	RC F5	June 1991	11.05
		Venus Hibarigaoka	14,976.25	①RC F6 ②RC F5 ③RC F6	March 1989	6.48
		Regalo Ibaraki I&II	6,445.92	①RC F4 ②RC B1F7	①May 1991 ②March 1993	17.20
		Collection Higashi-Sakura	2,931.65	RC F14	March 2006	12.20
		Renaissance 21 Hirao Jousui-machi	2,643.36	RC	October 2005	0.42

				F5		
		Montore Nishikouen Bay Court	2,772.49	RC F10	February 2006	0.23
		Abreast Hara	1,563.47	SRC F11	February 2000	13.34
		Abreast Hirabari	1,867.75	RC F7	March 2000	13.56
Total of 30 Residential Properties			101,251.56	—	Average of 5.2 yrs	—
Central Urban Retail Properties	Tokyo Metropolitan Area	Frame Jinnan-zaka	6,302.58	SRC·RC·S B2F7	March 2005	6.20
		KDX Yoyogi Building	1,269.06	SRC F8	August 1991	9.59
	Other Regional Areas	ZARA Tenjin Nishi-dori	1,445.02	S F4	November 2005	0.70
Total of 3 Central Urban Retail Properties			9,016.66	—	Average of 4.0 yrs	—
Total of 72 properties			363,695.45	—	Average of 13.6 yrs	7.15 (Note4)

Notes:

1. Total floor area is based on figures recorded in the land register and does not include related structures. The total floor area for the entire buildings is reported for compartmentalized ownership.
2. Type of structure data is based on data recorded in the land register. The following abbreviations are used to report data relating to structure and the number of floors:
   SRC: Steel-Reinforced Concrete; RC: Reinforced Concrete; S: Steel Frame; B: Below Ground Level; F: Above Ground Level.
   For example: B2F9: Two floors below ground level and nine floors above ground level.
3. Completion date is the date of construction completion recorded in the land register. Average age subtotal and total data is calculated using the weighted-average based on acquisition prices as of October 31, 2006.
4. Probable Maximum Loss (PML) data is based on a survey provided by Sompo Japan Risk Management, Inc. as of August 2006.

Disclaimer

This financial report includes translations of certain documents originally filed and made available in Japan in accordance with the Securities and Exchange Law of Japan. This English language financial report was prepared solely for the convenience of readers outside Japan and is not intended to constitute a document for an offer to sell, or seeking an offer to buy, any securities of Kenedix Realty Investment Corporation. English terms for Japanese legal, accounting, tax, and business concepts used herein may not be precisely identical to the concept of the equivalent Japanese terms. With respect to any and all terms herein, including without limitation, financial statements, if there exist any discrepancies in the meaning or interpretation thereof between the original Japanese documents and English translation contained herein, the original Japanese documents will always govern the meaning and interpretation.

None of Kenedix Realty Investment Corporation, Kenedix REIT Management, Inc. or any of their respective directors, officers, employees, partners, unitholders, agents, affiliates or their advisors will be responsible or liable for the completeness, appropriateness, or accuracy of English translations or the selection of the portion(s) of any document(s) translated into English.

The financial statements of Kenedix Realty Investment Corporation have been prepared in accordance with generally accepted accounting principles in Japan "Japanese GAAP", which may materially differ in certain respects from generally accepted accounting principles in other jurisdictions.

This financial report contains forward-looking statements. These statements appear in a number of places in this financial report and include statements regarding the intent, belief, or current and future expectations of Kenedix Realty Investment Corporation or Kenedix REIT Management, Inc. with respect to its business, financial condition and results of operations. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "would," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," or the negative of these terms or other similar terminology. These statements are not guarantees of future performance and are subject to various risks and uncertainties. Actual results, performance or achievements, or those of the industries in which we operate, may differ materially from any future results, performance or achievements expressed or implied by these forward looking statements. In addition, these forward-looking statements are necessarily dependent upon assumptions, estimates and data that may be incorrect or imprecise and involve known and unknown risks and uncertainties. Accordingly, readers of this document should not interpret the forward-looking statements included herein as predictions or representations of future events or circumstances.

Potential risks and uncertainties also include those identified and discussed in this document. Given these risks and uncertainties, readers of this document are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of information produced herein. We disclaim any obligation to update or, except in the limited circumstances required by Tokyo Stock Exchange, announce publicly any revisions to any of the forward-looking statements contained in this document.

KENEDIX

Translation Purpose Only

June 15, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Prepayment of Debt Financing

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision on June 15, 2007, to undertake a portion of prepayment of debt financing. Details are provided as follows.

1. Details of Prepayment Debt Financing

Long-Term Debt (Series 17)

(1)	Lender	:	The Norinchukin Bank
(2)	Borrowed Amount	:	¥3,000 million
(3)	Prepayment Amount	:	¥1,500 million
(3)	Interest Rate	:	1.08250% floating rate of interest (Note)
(4)	Drawdown Date	:	April 17, 2007
(5)	Repayment Date	:	April 16, 2011
(6)	Collateral	:	Unsecured, unguaranteed

Note: The interest rate covers the period commencing May 31, 2007 through August 31, 2007.

2. Planned Date for Prepayment Date

June 22, 2007

3. Funds for Prepayment

Funds for prepayment of debt financing are provided from the cash on hand from the issue of additional new investment units by way of third-party allotment. Payments for the purchase of new investment units are scheduled to close on June 19, 2007.

KENEDIX

【Reference Material】

Total Debt Financing Balance after Prepayment of Debt Financing
and Status of Investment Corporation Bonds

(Billions of yen)

	Balance Prior to Prepayment of Debt Financing (As of Juen 13, 2007)	Balance After Prepayment of Debt Financing (As of June 22, 2007)	Change
Short-Term Debt Financing (Note1)	7.0	7.0	+0.0
Long-Term Debt Financing (Note2)	58.0	56.5	-1.5
Total Debt Financing Balance	65.0	63.5	-1.5
Investment Corporation Bonds	12.0	12.0	+ 0.0
Total of Debt Financing and Investment Corporation Bonds	77.0	75.5	-1.5

Notes:

1. Short-term debt refers to debt financing with a period of less than or equal to one year from the drawdown date to the repayment date.
2. Long-term debt refers to debt financing with a period of more than one year from the drawdown date to the repayment date.

This notice is the English translation of the Japanese announcement on our Web site released on June 15, 2007. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

KENEDIX

Translation Purpose Only

July 9, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning the Change of Property Name

Kenedix Realty Investment Corporation has changed the name of the property. Details are provided as follows.

1. Property Name and Effective Date

Property No.	New Property Name	Current Property Name	Effective Date
A-20	KDX Kayabacho Building	Dai-ichi Kayabacho Building	July 1, 2007

2. Reason for Changing its Name

The decision to change the property's name was based on efforts to more closely identify the building as a property owned and managed by the Kenedix Group, and to maintain and enhance competitive advantage by raising awareness within the leasing market.

Annex B

Brief Descriptions of Documents for which no English Language Version has been Prepared

1. Amendment to Securities Report, dated February 26, 2007.

   The amendment describes corrections of the data in the Securities Report dated January 26, 2007, for the business cycle period ended October 31, 2006.

2. Amendments to Registration Statement, dated February 26, March 6, April 9, April 26, and May 14, 2007.

   The amendments describe changes regarding the Registration Statement dated February 7, 2007.

3. Extraordinary Report dated April 9, 2007.

   The extraordinary report describes a change in the investment policy of the Company.

4. Extraordinary Report dated April 26, 2007.

   The extraordinary report describes a change in the investment policy of the Company and the amendment thereto dated May 14, 2007.

5. Registration Statement dated April 26, 2007.

   The registration statement is in relation to a public offering of bonds in the aggregate principal amount of ¥100 billion by the Company, and incorporates by reference the Securities Report dated January 26, 2007 and the amendment thereto dated May 14, 2007.

6. Securities Registration Statement dated April 26, 2007.

   The securities registration statement describes a public offering of bonds, including the over-allotment, and the amendments thereto dated May 14, 2007.

END